FEATHERLITE, INC.

Competitive *Edge*

2004 Annual Report






FEATHERLITE




THERLITE

Horse & livestock photos by cynthiahunter.com


FEATHERLITE





2004 *Highlights*

- Featherlite posts record earnings of $4.9 million in 2004, a seven-fold increase over the previous year.
- Trailer Division revenues climb 25.6% in 2004; Luxury Coach Division's rise 13.2%.
- Champ Car announces extension of multi-year sponsor agreement with Featherlite, which includes Featherlite as "Official Trailer of Champ Car."
- *Golf Digest* runs multi-page feature on PGA champion Davis Love III with his $1.25 million Featherlite Luxury Coach entitled: "Love Boat."
- The Featherlite Vantaré H3-45 conversion captures market attention with its exclusive "Super Slide," which has 45% more stateroom interior space than the nearest competitor.
- Wahl Clipper Corporation announces marketing partnership with Featherlite.
- Featherlite signs a new joint venture with renowned equestrian trainer and clinician Clinton Anderson.
- Featherlite Trailers announces 90 new models and model enhancements including a bold new array of living quarters trailers.
- Featherlite customers report satisfaction levels of 97.0% for Featherlite luxury coaches and 96.4[1] percent for Featherlite trailer products.
- Interest in Featherlite trailers jumps 75% in 2004 over record 2003 year.[2]

1 Aggregate percentage in all three "Overall Satisfaction" categories on Featherlite 2004 trailer customer CSAT surveys: "Very Satisfied," "Satisfied" and "Acceptable." Categories of "Very Satisfied" and "Satisfied" accounted for 90% of responses.

2 Based on sales leads tracking from media sources.



Company Profile

Featherlite®, Inc is the oldest aluminum specialty trailer brand in the United States and a leader in today's transportation industry.

In recent years Featherlite and its products have been cited by such organizations as *TIME* magazine, *USA Today, Powersports Business,* The Travel Channel, Swiss Television and many others for its innovative products and industry leadership.

Featherlite was the first to introduce the all-aluminum specialty trailer that is so popular today in markets as diverse as horse, livestock, recreation, auto, motorsports, contractors and first responders. In addition, many Fortune 500 companies and major organizations use Featherlite trailers and transporters as part of their mobile marketing strategy. Part of the reason Featherlite has maintained its competitive edge in all segments of the trailer industry is its passion for innovation and building products of extraordinary durability and safety. The Featherlite Luxury Coach division manufactures truly unique products for affluent markets, including major sports stars and celebrities. Through expanding sales, product diversification and acquisitions, Featherlite has grown its annual gross revenues 360% from 1994 to 2004.

Today, approximately 75% of Featherlite product lines serve the expanding leisure, recreation and entertainment markets. Featherlite has grown into a strategically diversified company that employs over 1,300 people. The Company has manufacturing facilities in Cresco and Shenandoah, Iowa and Sanford, Fla. and sales and service operations in Mocksville, N.C., Pryor, Okla., Sanford and Cresco.

Customers of Featherlite enjoy an unequalled selection of hundreds of standard and custom trailer models for transporting horses, livestock, motorcycles, ATVs and snowmobiles as well as vintage, antique and custom show cars. The Company's line of utility trailers accommodates recreational, leisure and commercial users.

The growing niche markets of custom-designed transporters and mobile marketing trailers also are segments of Featherlite dominance. Drivers and teams from NASCAR, Champ Car, IRL, NHRA, CASCAR, Trans Am, Grand Am and other sanctioning bodies own Featherlite racecar transporters, as well as display and vending trailers. From mid-size corporations and organizations to Fortune 500 companies, some of North America's most noted firms rely on Featherlite to custom-design and manufacture their mobile marketing, display, mobile classroom, mobile office and other specialty trailers for use at events from Mexico to the U.S. to Canada. In addition, Featherlite has become an important supplier of trailers for first responders and homeland security organizations.

Complementing the Company's trailer division, Featherlite manufactures and markets two premiere names in the rarified luxury motorcoach world: Featherlite Vantaré H3-45 and Vantaré XLII. Both are Prevost conversions that offer discriminating customers the utmost in luxurious accommodations and amenities, leading edge technological features and a window into a travel lifestyle that is among the most extraordinary in the world. *USA Today* called the Featherlite Vantaré "a yacht on wheels" and "like rolling Ritz-Carltons™." The Discovery Travel Channel remarked that the 45-foot Vantaré is "the most luxurious coach in the world."

Besides personal luxury coaches, Featherlite also designs and manufactures coaches for corporate America. Primary configurations include executive coaches used as extraordinary mobile hospitality centers complete with boardroom, operational office complexes linked by satellite to the home office and the World Wide Web, and high technology command and control units serving many varied functions.

< *Interior of Featherlite Luxury Coach.*



Recreational and outdoor enthusiasts use Featherlite trailers.



Featherlite & Champ Car renew their partnership.



Innovative product enhancements.



The Featherlite Vantaré is a work of art inside and outside.

Financial *Review*

Years Ended December 31 (in thousands, except per share data)

	2004	2003	2002	2001	2000
INCOME STATEMENT DATA					
Net sales[1]	$216,361	$179,974	$193,166	$212,786	$242,486
Gross profit [1]	33,683	23,034	26,014	18,032	29,748
Income (loss) from operations[1][2]	8,440	2,661	5,267	(5,296)	(6,140)
Net income (loss)	4,890	705	2,695	(8,847)	(9,864)
Net income (loss) per diluted common share	0.64	0.10	0.38	(1.35)	(1.51)
Average diluted shares outstanding	7,697	7,300	7,158	6,535	6,531
BALANCE SHEET DATA					
Working capital	21,831	18,148	6,092	1,641	12,149
Total assets	92,213	86,600	92,271	97,171	123,959
Long-term debt, net of current maturities	15,335	18,418	7,230	7,386	11,821
Shareholders' investment	25,363	20,292	17,955	15,141	24,012

(1) Prior years restated to conform with 2004 presentation.
(2) Includes asset impairment charge of $8,781 and amortization of intangibles in 2000 and restructuring charges and (credits)

Net Sales ($ in millions)



$212.8
$193.2
$180.0
$216.4
250
200
150
100
50
0
2001
2002
2003
2004

Shareholders' Investment ($ in thousands)



$15.1
$17.9
$20.3
$25.4
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
2001
2002
2003
2004

2004 Net Sales by Business Segment



Coaches - 40.6%
Trailers - 59.4%

Letter to *Shareholders*

DEAR FELLOW SHAREHOLDERS,



Conrad Clement, PRESIDENT AND CEO

In 2004, Featherlite posted record net income of $4.9 million, or 64 cents per diluted share. This is a seven-fold increase from the net income of $705,000, or 10 cents per diluted share, the Company recorded in 2003. The Featherlite competitive edge in brand dominance, product integrity, design innovation and manufacturing efficiency contributed significantly to this achievement, as did its robust sales program and new product models.
I commend the entire Featherlite workforce and management team for helping record unprecedented earnings in 2004.

Increased sales volume, higher average prices in both the trailer and coach divisions and improved production efficiencies helped boost the Company's gross profit by 46.2 percent over the previous year. The Company's improved net income in 2004 included an income tax benefit of $829,000 that increased diluted earnings per share by $0.10. This benefit resulted from the elimination of a deferred tax asset valuation reserve because of the consistent improvement in the Company's recent historical operating results. The Company posted net sales in fiscal 2004 of $216.4 million, an increase of 20.2 percent over sales of $180.0 million in 2003.

We are very pleased with the Company's solid performance and believe Featherlite gained market share in all product categories in the trailer and luxury coach segments in 2004.

Today Featherlite remains on the competitive edge of product development, quality assurance and manufacturing efficiency. The Company's quality assurance program with its disciplined Six Sigma component in the trailer division and Five Star Quality program in the coach division has helped sustain impressive customer satisfaction levels. In 2004, surveys of new Featherlite luxury coach owners reported overall product satisfaction at 97.0%; product satisfaction levels of 96.4%* were reported by new trailer customers in the same period. We believe Featherlite trailer and coach customer-satisfaction levels to be second to none in the industries they serve and contribute to the exceptional reputation and leadership position the Featherlite brand sustains.

In the Luxury Coach Division, the Featherlite Vantaré H3-45 Prevost Conversion's Super Slide and Triple Crown continued its exclusive position in the industry. The Vantaré H3-45 rear stateroom slide out is unique in that it creates a 45% larger interior space than any other conversion company's stateroom slide. Adding to the Luxury Coach Division's enthusiastic consumer response in 2004 was the introduction of exciting new floor plans and interior amenities and continued Featherlite dominance in new niche markets.
In 2004, the Trailer Division announced over 90 new trailer models and product enhancements. Twenty-three new interior configurations were also announced, further adding to the competitive edge Featherlite enjoys in manufacturing living quarters trailers. New and enhanced models are based on extensive research in the field, including dealer recommendations and informal surveys of customers at hundreds of trade shows annually.

The Company's specialty trailer segment, which includes mobile marketing, display, vending, office and hospitality, medical, command/control and museum transporters and trailers continued to provide highly customized units to a wide variety of companies. This Featherlite business-to-business segment had a manufacturing client roster in 2004 that included Triumph Motorcycles, an Iowa state education agency, a Florida law enforcement organization, Action Motorsports, VISA, NASCAR and others.

Looking forward, the Company's aggressive marketing and enhanced manufacturing strengths have positioned it to capitalize on an expanding U.S. economy and improved consumer confidence. A number of factors support this position. These include the further strengthening of our unequaled dealer network in the U.S. and Canada numbering 230, the continuation of bold marketing relationships with premiere motorsports sanctioning bodies and our exclusive sponsorships with major recreational, equine and agricultural organizations. In addition, the Company is in the process of extending its relationships with the NBC, Fox, TNT, The Golf Channel, MRN and XM Satellite Radio broadcast networks as well as adding an additional network presence (RFD-TV) beginning in late 2004. Each of our relationships continues to connect Featherlite and its products to its core markets.

The Company's contract extensions with both the NBC and Fox networks in 2005 would provide for continued use of Featherlite broadcast studio transporters by national networks, while Featherlite network television commercials will air during the highly rated NASCAR broadcasts throughout the racing season. Additionally, Featherlite commercials will be broadcast in over 450 radio markets in the United States during the 10-month racing season as part of an agreement with MRN radio network.



A new Featherlite agreement with master equine clinician and TV personality Clinton Anderson was finalized in late 2004. It gives Featherlite a regular presence on RFD-TV, a growing cable and dish network that reaches into the important equine and farm communities, two of the largest markets Featherlite serves. The Featherlite Luxury Coach Division continues its marketing relationship with The Golf Channel in 2005, which includes network television commercials reaching millions of viewers, many who are among the nation's most affluent. No other trailer or luxury coach brand has comparable national broadcast exposure.

Going forward, we remain cautiously optimistic. The industry experienced a significant rise in the cost of aluminum in 2004, and the Company responded with a price increase effective January 1, 2005. We anticipate growing sales in 2005 if the economy continues to grow and consumer confidence continues to improve.

The Company has a breadth of products developed over decades to meet the varied needs of growing markets. No other manufacturer has the advantages of this strategic diversity. Our competitive edge also is enhanced by our dealer network, which is the finest in the U.S. and Canada, and a dedicated workforce of over 1,300.

I believe that as you review this annual report, you will realize that the Company's opportunity for growth is supported by components that collectively are found in only one U.S. manufacturer: Featherlite. We will continue marshalling these unique strengths in pursuit of enhanced profitability and improved shareholder value.

Conrad Clement
Chairman, President and Chief Executive Officer

*Aggregate percentage in all three "Overall Satisfaction" categories on Featherlite 2004 CSAT surveys: "Very Satisfied," "Satisfied" and "Acceptable." Categories of "Very Satisfied" and "Satisfied" accounted for 90% of responses.

2004 *Sponsorships*



Renowned horse clinician Clinton Anderson.

FEATHERLITE TRAILERS BEGINS PARTNERSHIP WITH CLINTON ANDERSON DOWNUNDER HORSEMANSHIP

Featherlite®, Inc., entered a new joint venture with renowned equestrian trainer and clinician Clinton Anderson to become a sponsor of Clinton Anderson Downunder Horsemanship, his television program and a title sponsor of the Clinton Anderson Downunder Horsemanship Wahl Walkabout Tour.

With this sponsorship, Featherlite will work with one of today's most respected and popular horse clinicians. Anderson was born in Australia, where he trained and worked with acclaimed Australian horse trainers Gordon McKinlay and Ian Francis, before beginning his own training facility. He moved to the United States in 1996 for an apprenticeship with Al Dunning, winner of multiple AQHA World Championships. Anderson settled in the U.S. permanently in 1997 and began training and conducting clinics across the country.

"The safety and comfort of my horses while I'm traveling is the biggest concern I have," Clinton Anderson said. "That's why I only haul my horses in aluminum Featherlite trailers. It's one less problem to be concerned about. Safety. Comfort. Durability. Innovation. What more could you want, Mate!"

Anderson will be using Featherlite trailers exclusively during his clinics and personal travel. He holds clinics at his facility in Belle Center, Ohio, and at locations across the country. The Wahl Walkabout Tour, which Featherlite sponsors, includes stops in nearly a dozen cities for two days full of demonstrations on varied topics. Featherlite trailers will be used in his clinics, which often include a trailer loading demonstration. Anderson also conducts clinics widely at equestrian centers, fairs and expos where he works personally with a select group of participants, while others observe. Featherlite trailers will be displayed at each of his events.

Anderson is the host of his own television show on RFD-TV. In his popular TV programs, he uses untrained horses to showcase common behavior and training issues that horse owners face. Featherlite TV commercials featuring Clinton will air on Clinton's RFD-TV program to inform viewers of Featherlite's superior line of equine trailers. RFD-TV airs on the Dish Network, DIRECTV, Mediacom and NCTC cable systems.


FEATHERLITE
MIKE BLISS
$1,500
One Thousand Five Hundred Dollars
Most Improved Driver Award

Featherlite presented the Most Improved Driver Award following each race. Busch Series driver Mike Bliss was among the recipients.

FEATHERLITE EXPANDS NASCAR SPONSORSHIP TO INCLUDE FEATHERLITE MOST IMPROVED DRIVER AWARD

Featherlite® awarded the NASCAR/Featherlite Most Improved Driver Award following each NASCAR Busch Series, Craftsman Truck Series and Touring Series race during the 2004 NASCAR season. The award was presented to the driver who demonstrated the most improvement from race to race. One driver in each of the series was also presented a Most Improved Driver Award at the conclusion of the season. Throughout 40 weeks of racing, over 130 Featherlite Most Improved Driver Awards were presented, creating added exposure to Featherlite during pre-race ceremonies and in the media. Featherlite will sponsor the special awards program through 2007.



Featherlite expanded its living quarters selection to feature more floor plans & decor collections.

NEW FEATHERLITE LIVING QUARTERS ENHANCE 'HOME AWAY FROM HOME' TRAVELING EXPERIENCE

Among Featherlite®'s bold, new 2005 product enhancements, Featherlite unveiled a living quarters trailer series that offered horse owners a wider selection of floor plans and sizes and expanded the entire living quarters series to now encompass 36 different models. Eight striking new standard décor collections were also introduced in addition to new interior options.

Featherlite living quarters vary in size from compact 4-foot weekender packages to luxurious 23-foot packages as well as larger custom living quarters. Featherlite slide-outs provide dramatically more living space to any interior. Featherlite offers horse owners an unequalled selection of amenities, so their living quarters can truly be their "home away from home."

Featherlite living quarters are designed to offer trailer owners a wide selection of stylish interior combinations that appeal to the varied personalities of horse owners. Hundreds of custom interior options give customers an almost unlimited roster of selections.



Competitive Edge:

Innovative products couple with dominant brand

TRAILER SEGMENT

Featherlite® brand trailers represent exceptional standards in durability, quality, inventive design and artisanship.

Featuring hundreds of aluminum custom and standard model trailers, Featherlite reaches deep into niche consumer markets in all categories: horse, livestock, car, motorcycle, ATV and snowmobile, as well as utility trailers for leisure, recreational and commercial uses. The Company also manufactures a steel trailer product line that includes horse, livestock, utility, dump and flatbed equipment models. For the 2005 model year, Featherlite introduced 90 new models and model enhancements along with 23 new interior configurations. Featherlite has a strong business-to-business trailer category that features custom-built mobile marketing, race and specialty trailers for some of the nation's leading companies, sports teams and organizations. No trailer company in the U.S. has manufacturing capabilities in this category that equal those of Featherlite.

Revenues in the Trailer Segment in 2004 were $126.4 million, up 25.6% from the previous year as unit sales volume increased in almost all product categories. Income before taxes from trailer sales was up 113% from 2003. Improved annual results in 2004 were primarily the result of increased gross profit realized from greater unit sales volume.

Featherlite Trailer Segment sales accounted for 59% of total revenues in 2004.

With its exclusive sponsor agreements in key categories, a program of continuing product innovation, an extensive trailer dealer network and its comprehensive marketing programs, Featherlite Trailers looks to expand its market share going forward.

HORSE TRAILERS

Featherlite continued to transform the traveling experience of horse owners, evident in the new and enhanced trailers they introduced in 2004.

Among Featherlite's industry-leading enhancements to its horse trailer product line, Featherlite introduced a new living quarters series that now encompasses 36 different models. A growing number of horse owners are traveling farther away from home with their families to horse shows, fairs and trail rides, creating a greater demand for living quarters trailers. Featherlite's expanding selection of living quarters models, along with eight new, distinctive décor collections unveiled in 2004, helped meet this growing demand.

Featherlite customers are not limited, however, in their selection of living quarters. Featherlite has the unique capability to design and build custom living quarters of all lengths with hundreds of options, including a rich variety of fabrics, woods, flooring, bunk beds, lighting, name-brand appliances, plasma TVs, satellite radio, slide-outs and much more.

Featherlite is unique as one of very few trailer manufacturers in the industry that builds both its trailers and interiors within the same facility, giving customers unparalleled attention to the trailer's design, construction and overall quality from start to finish, in addition to a single source warranty and quicker delivery.

The new Model 8546 horse trailer was among the new horse trailers unveiled in 2004. The new Model 8546 extended more space and comfort to horse owners with its 6' short wall in the dressing room. The trailer was also



Featherlite horse trailers continue to lead in innovative design.

FEATHERLITE SPONSORS NATIONAL TRACTOR PULLERS ASSOCIATION AND TEXAS QUARTER HORSE ASSOCIATION

Featherlite® Trailers began new affiliations with both the Texas Quarter Horse Association (TQHA) and National Tractor Pullers Association (NTPA) in 2004.

Featherlite has teamed with the NTPA as a multi-year sponsor. The NTPA, managed by World Pulling International, is the sport's oldest truck and tractor pulling sanctioning organization. It provides rules and regulations for organizations throughout the country to arrange truck and tractor pulls.

"As part of the NTPA family, Featherlite joins a strong family of sponsors including GM Racing/Chevy Truck, Cen-Pe-Co Oil, J+L Carriers and Enderle Fuel Injection Systems. Our Grand National Circuit will give Featherlite excellent exposure to their core markets both on and off the track," Executive Director of the WPI David P. Schreier said.

Featherlite will serve as the "Official Trailer" of the TQHA, which offers many programs and events for its youth and amateur members throughout the year in Texas in its halter and performance and racing divisions. The TQHA is the largest American Quarter Horse Association (AQHA) affiliate in the United States, and the AQHA is the largest horse breed registry in the world. The large membership and overall presence in the state garners opportunities to showcase Featherlite products at statewide horse shows, programs and other events, in addition to media exposure.



The North Iowa Haz Mat Response Team added a Featherlite to their line-up of emergency response vehicles.

NORTH IOWA HAZ MAT RESPONSE TEAM EMPLOYS SOPHISTICATED NEW FEATHERLITE TRAILER TO HANDLE EMERGENCIES

Ten counties and their community members in northern Iowa are utilizing a state-of-the-art mobile command center – a 43-foot, double deck Featherlite® trailer –available on a moment's notice to respond to hazardous materials situations and other emergencies.

The technologically sophisticated mobile command center was specially designed and built for the North Iowa Haz Mat Response Team, a 26 member group representing the ten county area in northern Iowa. The North Central Regional Emergency Response Commission, which oversees the response team, secured funding through federal Homeland Security grants to help pay for the trailer.

The North Iowa Haz Mat Response Team's new mobile command center is equipped to respond to hazardous material emergencies and technical rescues, such as water or ice, structural collapse or confined space rescues.

Two work stations with telephones, computers, a weather station, fax machine and reference materials are found in the front of the trailer, where team leaders can work during an emergency. The middle portion of the trailer includes workbenches and cabinetry. During a hazardous materials situation, chemical testing and monitoring will be done in this area on the workbenches.

The rear of the trailer allows for ample storage, including room for an ATV. The upper deck of the trailer houses additional equipment, and with the trailer's lift gate that easily lowers and rises, carts and pallets full of equipment can be loaded smoothly.

An air fill station on the exterior will house six large Cascade air bottles to refill smaller air packs worn by members of the Haz Mat Team. The trailer has two protective awnings in case of inclement weather or to serve as a media briefing area.

equipped with a standard side load door, and a weekender living quarters package could be installed in the new Model 8546.

The Model 9946 with the 6' short wall in the dressing room was also introduced but included a striking stainless steel exterior.

Many enhancements were made to Featherlite's existing models, including wider camper doors in all their horse trailers to make accessing the living quarters or dressing room easier. They also paid special attention to making safety-conscious changes to the trailer by adding noise dampeners and poly bushings to the trailer to make the horse's ride quieter and more comfortable

With each new and enhanced trailer, Featherlite strives to remain at the front of this growing industry in innovative design and engineering. Today, Featherlite trailers continue as a top choice of horse owners everywhere.

LIVESTOCK & COMMERCIAL TRAILERS

Featherlite introduced several new models to its livestock trailer product line in 2004, further widening their assortment of trailers for those in agriculture, including hobby farmers, small independent farmers and large livestock operators.

An aggressive addition to the Company's product line was the Model 8230 "Superstock" aluminum gooseneck livestock trailer. The Superstock is the industry's most heavy-duty gooseneck livestock trailer. The features, durability and quality built into the Superstock give it the competitive edge to withstand years of hauling livestock under often extremely tough conditions, an attribute many farmers desire in their trailers.

The Featherlite 8230 Superstock includes a rear gate with slam latch that closes swiftly and firmly secures the livestock before locking the trailer, a center gate with slam latch for a quick and secure lock and optional adjustable center gates for easier maneuvering of livestock or for creating more specialized compartments. The Model has a sleek, stylish semi-trailer top-rail design and stainless steel nose.

Featherlite's new Model 8125 bumper pull aluminum livestock trailer was designed with the features livestock owners and hobby farmers both desire. The Model 8125 can be hauled by a wider variety of vehicles including campers and SUVs.

Designed for farmers, contractors and landscapers, Featherlite introduced a smaller, 8-foot long, single axle version of the Model 5520 steel dump trailer. The dump trailer makes unloading of gravel, shavings, black dirt, compost and other materials easy with its hydraulic pump. The smaller dump trailer expands Featherlite's presence in this market.

FEATHERLITE NAMED 'OFFICIAL TRAILER' OF WAHL EQUESTRIAN CENTER AND NEVADA JOE

As part of a partnership reached in 2004 with the Wahl® Clipper Corporation, Featherlite® became the "Official Trailer" of the Wahl Equestrian Center and Nevada Joe, a wild mustang adopted by Wahl. The Wahl Equestrian Center arena was also designated as "The Featherlite Arena."

The partnership puts the Featherlite trailer brand in front of hundreds of horse owners who are taking advantage of the resources available at the Wahl Equestrian Center and who have developed a great interest in Nevada Joe and other wild horses like him.

"It is an honor to have the opportunity to partner up with Featherlite," states Ken Duncan, Animal Division Director of Sales & Marketing, Wahl Clipper Corporation. "Wahl and Featherlite share the same enthusiasm about the horse industry and look forward to reaching out to the horse owners with our cross marketing efforts through the Wahl Equestrian Center."

Wahl Clipper Corporation is the largest manufacturer and original inventor of the electric hair clipper with premium products in many markets including the equine and livestock industries.

A 220-acre facility, the Wahl Equestrian Center is located near Wahl's corporate headquarters in Sterling, Illinois. The facility serves horse owners seeking equine education and offers various horsemanship training clinics, breed shows, high school rodeos and other events.

Nevada Joe is a wild mustang adopted from the Federal Bureau of Land Management as part of the Wild Horse Project.

Nevada Joe now makes numerous appearances at equine events across the country. The mustang has helped create a greater public interest in the adoption and care of wild horses and burros. As part of Featherlite's sponsorship, Nevada Joe will make his traveling home in a new Featherlite horse trailer.


FEATHERLITE
Nevada Joe

Featherlite National Sales Manager Randy Lewis (l) and Wahl's Animal Division Director of Sales & Marketing Ken Duncan stand in front of Nevada Joe's new Featherlite horse trailer.

ATVers & dirt bike riders rely on Featherlite trailers.


FEATHERLITE
999



Jeff Gordon prepares for Featherlite's new television commercial.

Featherlite-built Jeff Gordon racecar transporter.

RACING CHAMPIONS GORDON AND EARNHARDT JR. ACCLAIM FEATHERLITE IN TELEVISION, RADIO COMMERCIALS

Four-time NASCAR racing champion and this year's Daytona 500 winner Jeff Gordon will speak to millions of television fans during the NASCAR racing season telling them of the virtues of Featherlite® trailers. Dale Earnhardt Jr., the 2004 Daytona 500 winner, will do the same on national radio. Both recorded commercials for Featherlite that will air in 2005. Dale Earnhardt Jr. will continue his presence on MRN (Motor Racing Network) Radio and XM Satellite Radio. Jeff Gordon narrates and stars in a television commercial that is scheduled to air on NBC, Fox, TNT, FX and Speed Channel broadcasts of NASCAR races, racing shows and special events.

The Jeff Gordon commercial done for Featherlite is titled "Ready for Adventure." It features many kinds of Featherlite Trailers, including horse, livestock, car and recreational trailers—as well as his big racecar transporter. The Dale Earnhardt Jr. radio spots compare "winning combinations" necessary for racing superiority with the craftsmanship and durability of Featherlites.

"Featherlite is honored to have Dale Earnhardt Jr. and Jeff Gordon take central roles speaking to racing audiences about the quality and value inherent in Featherlite products, as well as how Featherlites help make good times happen," John K. Hall, Featherlite director of corporate communications, said. "Both of these championship racers have Featherlites themselves, so they speak from experience."


24
MOTORSPORTS
KEVLAR
CORIAN
HOT HUES
Jeff Gordon for
HALSTON
Z-14
ACTION

Competitive Edge: Innovative products couple with dominant brand



Eric Clement, Vice President & General Manager, Trailer Division

CAR, RECREATION & UTILITY TRAILERS

More people are pursuing the adventure of the outdoors, and Featherlite has a wider selection of car, recreation and utility trailers to offer them.

New in 2004 is the versatile Model 3111 open car hauler that hauls not only cars, but ATVs, lawn mowers, golf carts and other equipment. Featherlite incorporated stylish rubber mounted tail lights and ramps that can be attached to the rear or side of the trailer into the design of this new model. The Model 3111 also features noise-dampening, rubber coated tie rings for safe hauling. Featherlite also enhanced the Model 3110 open car hauler by offering a 14' version. This gives customers even more uses for their trailer, including hauling motorcycles.

SPECIALIZED RACE TRANSPORTERS

Innovative design and a commitment to matchless customer service have given Featherlite the edge in supplying professional racing teams in all major racing sanctions with custom race transporters. Featherlite builds the entire 53-foot race transporter, interior and exterior, from the ground up under one roof. Featherlite race transporters provide teams with abundant work space and room to store and transport everything including cars, tires, tools and more that they will need throughout the race season.

Featherlite serves team owners, drivers, crews and sponsors with custom race transporters, in addition to vending and hospitality trailers, and luxury coaches. Approximately 85 percent of Nextel Cup teams and drivers use Featherlite products.

Dale Earnhardt Jr., who is starring in Featherlite's radio commercials, seen here with Teresa Earnhardt and Featherlite CEO Conrad Clement, after winning the Daytona 500 in 2004.


FEATHERLITE
FEATHERLITE

ERIC CLEMENT NAMED VICE PRESIDENT & GENERAL MANAGER, TRAILER DIVISION

The Featherlite® board of directors promoted Vice President of Sales Eric Clement to the newly created position of Vice President & General Manager, Trailer Division, in early 2005. In his new responsibilities, Clement oversees Trailer Division operations. He retains his sales and marketing management responsibilities for the Company.

Clement, 35, joined the Company in 1990. In 1996, following his tenure as Vice President of Operations, he was named Vice President of Sales.

"Eric has been instrumental in building a comprehensive and highly effective sales and marketing structure at Featherlite," said Conrad Clement, Featherlite President and CEO. "This promotion reflects the board's confidence in Eric, as well as the need to address the growing demands of the Company. He has been involved in many areas of manufacturing management, and I look forward to his expanded involvement as we continue to advance the most exciting specialty trailer products in the industry."



Professional athletic associations and teams, such as Major League Baseball, utilize Featherlite specialty trailers.

Featherlite-built trailers for U.S. Coast Guard in 2004.

EMERGENCY RESPONSE TRAILERS

With homeland security a priority on the national, state and local level, many fire, emergency response and police officials require a mobile unit that will give them the edge in serving their communities if an emergency or disaster were to occur. To help in their preparation, Featherlite offers advanced mobile hazardous materials, communications, training, disaster response and laboratory units. With a Featherlite trailer complete with custom interiors, departments have the ability to arrive on scene at a moment's notice and remain there until their work is complete. Trailers can be equipped with the most sophisticated computers, wireless satellite uplink, Internet access and complete reference libraries.

SPECIALIZED MOBILE MARKETING TRAILERS

Featherlite further expanded its client base of companies and organizations utilizing dynamic Featherlite mobile marketing trailers in 2004. Featherlite's expertise allows companies to take any marketing campaign or management function directly to their consumers or clients. These specialized units, available in lengths of 12 to 53 feet, allow companies to go where their customers are, increase sales and advance their brand.

Companies or organizations that employed new Featherlite trailers this past year to promote their products or services included Nextel, Mercury Marine, Cobra Golf, Dixon Valve and Coupling Company, Equine Sports Medicine, Republican National Committee and Wahl Clippers, among others. The upward trend in showcasing products and services in a transportable form has become a more important part of many companies' marketing and advertising budgets. Other customers, including associations, non-profit organizations and public agencies, use these specialized trailers to promote their services, offer information and hospitality and generate awareness in their organization. Featherlite has built custom experiential retail operations, interactive museums, medical clinics, recruiting facilities, disaster and communications command centers, classroom and training facilities, broadcast booths and office complexes. With experience in a variety of trailer applications, Featherlite has proven its success in the specialty trailer market.



LUXURY COACH SEGMENT

In 2004, the Featherlite Luxury Coach Division posted a solid year with income before taxes up over 213 percent from 2003. The Featherlite Vantaré H3-45 Prevost conversion "Super Slide" and Triple Crown continued its dynamic position in the high end of the luxury travel industry. The Vantaré H3-45 conversion, offering the Super Slide exclusively to Featherlite customers, is unique among all the other Prevost conversion companies. The Featherlite Super Slide creates a larger interior space than any competitor's model, allowing for a king bed in the stateroom and more floor plan versatility. (see 'King of the Slides' sidebar) Adding to the Luxury Coach Division's enthusiastic consumer response in 2004 was the introduction of exciting new floor plans and interior amenities.

In addition to the Vantaré H3-45 model, Featherlite converts the Prevost XLII shell into a striking luxury vehicle. Both models exemplify the Company's luxury coach mission to "build world class coaches that exceed customer expectations."

Featherlite is helps communities across the country prepare for possible emergencies and disasters through the use of Featherlite's custom designed coaches, as well as specialty trailers. Featherlite offers command and control units in both trailer and coach platforms, each designed for a department's specific needs.

Revenues in the Luxury Coach Segment in 2004 were $87.9 million, up 13.2% from the previous year as total sales volume increased for both new and pre-owned units. Improved annual results in 2004 were primarily the result of increased gross profit realized from greater unit sales volume, partially offset by increased marketing and administrative costs and expenses related to the re-opening of the sales and service center in Pryor, Oklahoma.

Featherlite Luxury Coach Segment sales accounted for almost 41% of total revenues in 2004.



Featherlite lifestyle clubs are effective in marketing the Company's luxury products. The Featherlite V.I.P. Biker's Club, which has grown steadily since its inception, organizes events and rides in spectacular locations.



Competitive Edge: Innovative products couple with dominant brand



Featherlite coach owners rendevouz every year in January at the Featherlite Open House, where they enjoy special events, see new coaches and revel at costume parties.

In 2005, the coach segment will continue as the "Official Coach" of NASCAR, Grand Am Road Racing, Superboat International and is the presenting sponsor of the World Bill Fish Series World Tour. The coach segment is also official sponsor of the award-winning Golf Channel's Drive, Chip & Putt competition. As part of The Golf Channel marketing relationship, Featherlite TV commercials air nationally and the Company receives onsite exposure at 100 golf courses annually in 40 states and Canada.

Featherlite builds both personal luxury coaches as well as executive coaches for corporations wanting to do business on the road and at events with an uncompromising selection of communications technology in mobile office and meeting spaces.

The Featherlite Luxury Coach Division markets its product line to affluent recreational travelers, touring performers, athletes and businesses as well as celebrities in the motorsports and entertainment industries. People who want luxurious, incredibly appointed vehicles for meetings, events and customer relations, as well as those who want to experience one of the rarest and most extraordinary ways to travel, choose Featherlite coaches.

Factory sales and service complexes in Florida, Iowa, Oklahoma and North Carolina and 16 authorized independent service centers conveniently located across the U.S. support the division.

With its solid relationships in the sports and recreational industries, a strong market presence nationally and exclusive product options, Featherlite Luxury Coaches is positioned to take advantage of opportunities in this expanding category.





The Featherlite Vantaré 'Super Slide' is unique in the Prevost H3-45 conversion world – it sports a stateroom slide out that is 45% longer than any other competitive coach converter's.



Featherlite Vantaré with exclusive 'Super Slide.'

THE FEATHERLITE VANTARÉ IS 'KING OF THE SLIDES'

There is no other product like it on the market. The Featherlite® Vantaré 'Super Slide' is unique in the Prevost H3-45 conversion world – it sports a stateroom slide out that is 45% longer than any other competitive coach converter's. The added length gives Featherlite customers exclusive benefits: space for a king bed and more floor plan options in which to create a stunning luxury stateroom. Featherlite is the only converter who is certified by Prevost to custom-install slide outs in Prevost shells and still offer the same Prevost warranty.

The Super Slide has been engineered by Featherlite for less stress and, therefore, better fit and seal when extended. The design, which features the Featherlite Integrated Super Slide Truss System, makes the slide out less prone to movement even on irregular terrain. Computerized sensors that monitor the flex of the coach in transit shows the Featherlite Vantaré Super Slide maintains virtually the same integrity as other brands that have no slide outs.

Combined with the Featherlite Vantaré Triple Crown, the exclusive Super Slide has helped earn Featherlite the industry moniker, "King of the Slides."



Featherlite Luxury Coaches V.I.P. Biker's Club.



Featherlite V.I.P. Club members meet with racing stars like Dale Jarrett(r) at Featherlite coach rallies.

Featherlite coach owners can join the V.I.P. Custom Car Club.



Featherlite V.I.P. Club and staff at a NASCAR race.


FEATHERLITE®
TRAILERS



Featherlite Luxury Coach owners choose from the finest of fabrics, wood and other personalized options.

Featherlite Luxury Coaches reaches into the exclusive billfishing market.



Corporate *Information*



Featherlite custom designed SURV trailer.


HOTTER 9 POINTS

Featherlite specialty trailers take companies' products directly to customers.



Featherlite Luxury Coaches is the most extraordinary way to travel on land.

CORPORATE EXECUTIVE OFFICERS

Conrad D. Clement*
President and Chief Executive Officer
Jeffery A. Mason*
Chief Financial Officer
Tracy J. Clement*
Executive Vice President
James S. Wooley*
Vice President and President Featherlite Luxury Coaches
Gary H. Ihrke*
Vice President of Operations and Secretary
Eric P. Clement*
Vice President & General Manager, Trailer Division
Larry D. Clement
Treasurer
David Seegers
Vice President of Cresco Operations

BOARD OF DIRECTORS

Conrad D. Clement
Chairman of the Board
Jeffery A. Mason
Tracy J. Clement
Gary Ihrke
Charles A. Elliott (1)(2)(3)
Retired President, CEO and Chairman of Crenlo, Inc.
Thomas J. Winkel (1)(2)(3)
Financial and Management Consultant
Kenneth D. Larson (1)(2)(3)
Retired President and Operating Officer Polaris Industries, Inc.
Terry E. Branstad (1)(2)(3)
Former Governor of the State of Iowa

(1) Member Compensation Committee
(2) Member Audit Committee
(3) Member Nominating/Corporate Governance Committee
*Section 16 (a) executive officer

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
Cranford, New Jersey

INDEPENDENT PUBLIC ACCOUNTANTS

Deloitte & Touche, LLP
Minneapolis, Minnesota

GENERAL COUNSEL

Fredrikson & Byron, P.A.
Minneapolis, Minnesota

ANNUAL MEETING

The Featherlite, Inc. Annual Meeting will take place on June 10, 2005, at the Cresco Country Club at 9:00 a.m. (Central daylight time.)

AVAILABILITY OF 10-K

A copy of the Company's 2004 Form 10-K filed with the Securities and Exchange Commission is available online at www.sec.gov or without charge upon written request to the Company or by calling Investor Relations at or fax 563-547-6099. A PDF copy is available at www.fthr.com.

STOCK MARKET INFORMATION

The NASDAQ Small Cap Market symbol: FTHR

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT UNDER SECTION 13 OR 15(d)
OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File No.: 0-24804

FEATHERLITE, INC.

(Exact Name of Registrant as Specified in its Charter)

Minnesota
(State of Incorporation)

41-1621676
(IRS Employer Identification Number)

Highways 63 and 9
Cresco, Iowa 52136
(563) 547-6000
(Address of principal executive offices;
Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes__x__ No____**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). **Yes____ No x**

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2004, was $25,954,000 (based on the last sale price of the registrant's Common Stock on such date).

Number of shares of Common Stock, no par value, outstanding at March 31, 2005: 7,267,551.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive Proxy Statement for its 2005 Annual Meeting of Shareholders are incorporated by reference into Part II

FEATHERLITE, INC
FORM 10-K
TABLE OF CONTENTS

We make available, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act on our web site, www.fthr.com, as soon as reasonable practical after filing such material electronically or otherwise furnishing it to the SEC. We are not including the information on our web site as part of, or incorporating it by reference into, this annual report on Form 10-K.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Overview

Featherlite, Inc. (referred to as "Featherlite," "we," "us," "our," or the "Company,") is a Minnesota corporation formed in 1988 to acquire the assets of a non-affiliated business that had manufactured trailers since the early 1970s under the *FEATHERLITE®* brand name. Our principal operations have historically involved designing, manufacturing and marketing over 400 models of both custom-made and standard model specialty aluminum and steel trailers. We market our trailers primarily through a network of over 240 full-line dealers located in the United States and Canada. The Company markets its trailers primarily under the *FEATHERLITE®* brand name.

We make a majority of our *FEATHERLITE®* trailers from aluminum, which differentiates the Company from many of its competitors who primarily make steel trailers. Aluminum trailers are generally believed to be superior to steel in terms of weight, durability, corrosion resistance, maintenance and weight-to-load ratio. Although the Company's focus is on manufacturing and marketing aluminum trailers, it also markets a line of composite steel and aluminum trailers under the *FEATHERLITE-STL®* series and *DIAMOND D®* brands in order to provide dealers and customers with a high quality, but less expensive, alternative to our aluminum trailers.

Since 1996, the Company has also been designing, manufacturing and marketing custom luxury motorcoaches through its acquisition of Vantare International, Inc. In 1998, the Company expanded its presence in this market by acquiring the assets of Mitchell Motorcoach Sales, Inc. We market our motorcoaches under the trade names "*Featherlite Vantare®* , *Featherlite Vogue®*, and *Featherlite Luxury Coaches®* directly rather than selling them through a dealer network. The Company discontinued production of the *Featherlite Vogue®* model in 2001.

The Company continually monitors the trailer market for opportunities to leverage its brand names and expertise. Featherlite pioneered the introduction of standard model aluminum horse and livestock trailers, which traditionally had been custom made. It has also responded to the increasing demand for customizing the interiors of trailers, a capability which helps distinguish the Company from its competition. Typical interiors range from a simple interior, such as a dressing room, closet and mirror in the nose of a horse trailer, to upscale interiors such as upholstered seating and sleeping areas, kitchens, bathrooms and modern electronics, including fax machines, cellular phones and satellite dishes, in race car transporters. In addition, Featherlite enhances the products it already offers by introducing new features to satisfy the increasing demands of its customers.

Featherlite luxury motorcoach customers have over 200 amenities and state-of-the-art options to choose from in detailing their luxury motorcoach. The list of options and choices will continue to grow as the Company strives to offer features that meet or exceed customer preferences and to offer customers uncommon conveniences and luxury in their motorcoaches. Engineering advancements now offer customers an inside look into their future motorcoach through enhanced 3-D graphic illustrations.

The Company pays special attention to its target customers and attempts to reach them through a variety of media. Featherlite benefits from national advertising and sponsorship of major events that are visible to its customers. These sponsorships include Featherlite's designation as the "Official Trailer" of NASCAR, Champ Car, Indy Racing League (IRL), Grand Am Road Racing, TransAm Racing, Super Chevy Show, Auto Racing Club of America (ARCA), Wahl Equestrian Center, and Nevada Joe. Featherlite also is the Contingency Program Sponsor of the NASCAR Featherlite Most Improved Driver Award Program. Additionally, we are a sponsor of the National Tractor Pullers Association, World Snowmobile Association, Ohio All American Quarter Horse Congress, The Horse Show with Rick Lamb, the Missouri Fox Trotting Association, The Texas Quarter Horse Association, the National Western Livestock Show, Appaloosa Horse Club, United States Team Roping Championships, the National High School Rodeo Association, the Professional Women's Rodeo Association, and the World's Toughest Bulls & Broncs. The Company's luxury motorcoach is the "Official Coach" of NASCAR, Grand Am Road Racing and The Golf Channel, and is a sponsor of the World Billfish Series and Superboat/APBA.

In 2001, the Company began a three-year agreement with NBC and TNT and in 2002 with FOX Sports Network to broadcast Featherlite TV commercials as part of the networks nationwide telecasts of certain NASCAR races. The Company has a similar agreement with MRN (Motor Racing Network). As a program sponsor of The Golf Channel, the Company currently has annual television commercial package rights as well as onsite promotional activity rights. These agreements have been renewed and are all continuing. In addition, the company has signed a multi-year agreement with horse clinician and television personality Clinton Anderson to sponsor a tour and television program.

Specialty Trailer and Motorcoach Industries

The Company operates in two principal industries: specialty trailers and motorcoaches.

Specialty Trailer Industry

Specialty trailers are designed for specific hauling purposes rather than for general commercial freight. The customers of the specialty trailer industry consist of broad segments of the general public, such as hobbyists, sports enthusiasts, farmers and ranchers and certain service providers. In contrast, commercial freight trailers are generally made for non-specific purposes and the customers are typically trucking companies and manufacturers with fleets of trucks and trailers. Unlike the commercial freight trailer industry, which is dominated by a few large manufacturers, the specialty trailer industry is comprised of many small manufacturers. No published statistics are available on the size of the specialty trailer industry or its subcategories. However, the Company believes that there may be as many as 500 manufacturers of specialty trailers in the United States, of which approximately 30 manufacture specialty aluminum trailers.

Historically, specialty trailers were made of steel, principally because they cost approximately 30% to 40% less than trailers made primarily of aluminum. Entry into the production of steel trailers is relatively easy and inexpensive because of the widespread availability of steel components and simple production techniques. The relative lack of barriers to entry into the steel trailer industry, differing regional demands for trailer types and the relatively high cost of long distance delivery have contributed to the fragmented status of the specialty steel trailer industry. Specialty steel trailer manufacturers generally produce relatively small numbers of trailers for sale in limited geographical markets without the efficiencies of high volume production, quality controls, significant warranty and service capabilities, substantial dealer networks, or national advertising and marketing programs.

In comparison, we believe barriers to entry into the aluminum trailer production are moderately higher since production requires larger capital investment in dies, extrusion molds and equipment, more sophisticated welding and production techniques, and greater design capabilities to maximize the strength-to-weight ratio advantage of aluminum over steel.

In dollar sales, the Company estimates that aluminum trailers presently constitute 10 to 20 percent of the total market for specialty trailers. The Company believes that an increase in demand for aluminum rather than steel trailers is driven by a number of factors. Aluminum trailers offer substantial advantages over steel trailers in weight, ease of maintenance, durability and useful life. Aluminum trailers resist rust and corrosion, and weigh 30% to 40% less than comparable steel models. Maintenance is substantially less on aluminum trailers because of the absence of rust and because they typically are not painted or are pre-painted with a baked-on enamel. As a result, aluminum trailers can be offered with superior warranties and provide greater customer satisfaction. The lighter weight of aluminum trailers reduces the demands on the towing vehicle, affords better gas mileage and allows a greater percentage of gross trailer weight for carrying cargo. The Company believes Featherlite trailers are more durable that alternative brands, thus adding value for the customer.

Motorcoach Industry

Motorcoaches are the most luxurious of all recreational vehicles. There are various models of motorcoaches, including bus conversions and "Highline" luxury Class A models. Bus conversion motorcoaches represent a high-end market niche, with selling prices for the most luxurious motorcoaches ranging from $800,000 to $1,500,000 or more. The most expensive models are primarily converted from a bus shell that is purchased and converted to provide an interior area designed to customers' specifications. "Highline" luxury Class A motorcoaches are built on specially-designed chasses and are also available at lower prices, ranging from $375,000 to $800,000. The Company believes that there are presently seven or more companies in the motorcoach industry. The Company views Marathon, Royale and Liberty as being its principal competitors in the bus conversion market. Monaco, Thor, Winnebago and Fleetwood are the principal manufacturers in the specially-designed chasses market.

The target market for the Company's motorcoaches is typically affluent business owners, retirees, professionals and those in the entertainment and sports industries. The number of affluent retirees and business owners who represent the target market for luxury motorcoaches produced by Featherlite is also continuing to grow as the "baby boomer" generation ages. The Company has also developed a motorcoach to be used for command and control purposes by fire and law enforcement teams in cities and states throughout the nation.

Products and Services

The Company's primary business activities are the manufacture and sale of specialty aluminum trailers and luxury motorcoaches. Other activities related to these primary business activities include rework and warranty services provided for Company-built trailers and motorcoaches at the Company's facilities and dealer locations; and coordination of the delivery of trailers to dealers and customers for a fee. These other activities are setout separately below but are included in the trailer and motorcoach segment financial information reported in Note 13 to the consolidated financial statements in this annual report on Form 10-K. For 2004, approximately 93% of the Company's revenues were derived from trailer and motorcoach sales.

The following data illustrates the percentage of the Company's net sales in 2002, 2003 and 2004 (dollars in thousands):

	Years ended December 31,					
	2002		2003		2004	
	Amount	Percent	Amount	Percent	Amount	Percent
Trailers	$ 96,661	50.0	$ 94,091	52.3	$117,757	54.4
Motorcoaches	84,743	43.9	73,511	40.8	83,222	38.5
Other	11,762	6.1	12,372	6.9	15,382	7.1
Net sales	$193,166	100.0	$179,974	100.0	$216,361	100.0

Specialty Trailers

The Company believes it is unique among trailer manufacturers because of the many types of trailers it manufactures and markets. The Company's *FEATHERLITE®*, *FEATHERLITE-STL®* series and *DIAMOND D®* trailers may be broadly classified into several trailer types, which can be further subdivided into over 400 models depending on their intended use and resulting design. The Company's primary trailer types are horse, livestock, utility recreational, commercial and car trailers as well as race car and specialty transporters, including mobile marketing, mobile office, mobile classroom, vending and command centers. Within these broad product categories, the Company generally offers different features, such as various lengths, heights and widths, open and enclosed models, gooseneck and bumper pulls, straight and slant loaders, and aluminum, steel, fiberglass and wood frames, floors, sides and roofs. The Company believes *FEATHERLITE®* brand trailers, which are "all aluminum" with the exception of steel axle and hitch assemblies, enjoy a premier image in the industry. Sales of *FEATHERLITE®* brand trailers currently represent approximately 92% of the Company's total trailer sales. *FEATHERLITE-STL®* series and *DIAMOND D®* brand trailers, which generally are a composite of steel frame, aluminum skin and galvanized roof, allow the Company to place these product lines at the lower-priced end of the market.

FEATHERLITE®, *FEATHERLITE-STL®* series and *DIAMOND D®* trailers are built as standard models or to customer order from selected options. Depending on the model, the Company's trailers generally include name brand tires, reflectors and exterior running and license plate lights, sealed and enclosed wires, and safety chains and breakaway switches. Popular options to standard designs include paint schemes, logos, lettering and graphics, winches and generators, viewing platforms, workbenches and cabinets, vents and other airflow designs, roll-up doors, access and side doors and windows, aluminum wheels and hubcaps, and hydraulic or air brakes.

The Company's standard model trailers are normally available for quicker delivery to dealers than custom trailers. In an industry consisting historically of manufacturers who custom build trailers, the Company's introduction in 1991 of standard model aluminum trailers represented an innovative step. Standard model trailer sales now represent approximately 72% of the Company's total trailer sales. The Company's dealer network has enthusiastically endorsed and supported the standard model concept.

In recent years, the Company has experienced increased demand for special-order trailers with more luxurious interior amenities and custom-designed features. For that reason, the Company's Interiors Division offers options ranging from simple shelves, cupboards, lockers and dressing rooms to complete living quarters, including upholstered furniture, electronics, wood or laminated Formica finishes, air conditioning, refrigerators, dinettes and bath packages. The Company stresses its ability and willingness to build trailers "from the ground up" with unique, even luxurious, custom designed features and amenities tailored to customer specifications. This distinguishes the Company from many other trailer manufacturers.

Management believes that growth in the demand for the Company's trailers coincides with an overall market expansion for trailers generally, particularly in uses related to entertainment and leisure. Demand for the Company's trailers has been significantly driven by the lifestyles, hobbies and events that are important to Featherlite's target customers. Some of the common hobbies and activities for our specialty trailers include hauling all-terrain-vehicles and snowmobiles; transporting cars and accessories to auto races and classic car shows; hauling motorcycles to rallies; many uses for hobby farming; raising and showing horses; transporting products to art and craft fairs and expositions; and selling crafts, food and other concessions such as T-shirts, souvenirs, apparel or novelty items. Demand for our specialty trailers has also been driven by certain product and service sectors such as lawn care services, house painters, construction crews, traveling museum exhibitions, concert tours, musical groups and fiber optic utility crews that require clean environments in which to splice and store cable.

Our specialty trailers are also increasingly being used as mobile marketing transporters that serve a wide variety of sales and marketing needs for Fortune 500 companies, as well as medical, larger non-profit and governmental clients and event and sports promotions. The Company has also provided command center and hazardous materials trailers to a number of fire and law enforcement departments and continues to pursue opportunities in the developing "homeland security" market.

Retail prices for the Company's aluminum model trailers range from approximately $1,200 for the least expensive utility trailer to over $300,000 for a custom built race car transporter and hospitality trailer. Specialty custom transporters with slide-outs may sell for $900,000 or more. Representative *FEATHERLITE®* aluminum trailer retail prices are approximately $7,200 for a bumper pull livestock trailer, $8,200 for a two horse trailer, and $16,000 for a gooseneck car trailer. Popular model *FEATHERLITE STL* ®gooseneck and bumper pull livestock trailers retail for about $7,700 and $4,200, respectively, excluding any additional surcharges for steel costs.

Motorcoaches

The Company offers different motorcoach conversion body styles based on the XL and the H models made by a single bus shell manufacturer (Prevost Car Company). The "H" body style is much taller and the layout is considerably different than a typical XL motorcoach, and it has become the model most requested by customers. The Company offers single or multiple "slide-out" models that expand the livable space within the motorcoach. The Company's motorcoaches are now primarily marketed under the trade names *FEATHERLITE VANTARE®* and *FEATHERLITE LUXURY COACHES®*. Production of the *Featherlite Vogue®* model was discontinued in 2001.

In 2003, the Company became a dealer of *Foretravel®* motorcoaches manufactured since 1967 by Foretravel, Inc., Nacogdoches, Texas. *Foretravel®* motorcoaches are "highline" Class A series motorcoaches. These motorcoaches sell in the price range $359,000 to $475,000. These motorcoaches complement the H3 and XL models the Company offers. They include many of the features and options of the H3 and XL models but are a less expensive alternative to customers desiring to purchase this type of vehicle.

The Company's primary goal is to produce the best performing and most reliable motorcoaches while keeping a low overall gross weight and extremely low ambient noise level. It incorporates into motorcoaches many of the features and quality often present in luxury yachts that were previously developed by Vantare International, Inc. when it was in the business of building yachts.

The Company builds a number of luxury motorcoaches before it receives orders for them (70 percent of work in process at December 31, 2004 compared with 59 percent at December 31, 2003). While it is the Company's expectation that substantially all of these motorcoaches will be sold to specific customers at retail prices ranging from $800,000 to $1,500,000 or more, there is no assurance this will occur. There is a risk that certain of the motorcoaches built on a speculative basis may not be sold on a timely basis or at normal profit margins. This may require additional working capital investment and cause the Company to incur additional interest and inventory carrying costs, which would have an adverse impact on operating margins and results and capital liquidity.

The Company also sells used motorcoaches that are taken as trade-ins from customers on sales of new motorcoaches as well as other used motorcoach sales. There is a risk that the market value of these -trade-ins will be reduced before they are resold and adversely impact the Company's operating margins and results. In the three years ended December 31, 2004, the Company recorded motorcoach inventory aggregate write-downs of $2.4 million related to used motorcoaches.

Servicing, maintenance and warranty services for motorcoaches of customers and others are provided at the Vantare facility in Sanford, Florida, as well as at a Company service centers in Mocksville, North Carolina, Pryor, Oklahoma and Cresco, Iowa.

In February 2003, the Company entered into a Master Sales Agreement with Universal Luxury Coaches, LLC (ULC) under which ULC had the option to purchase from Featherlite up to 20 Featherlite Vantare and Featherlite Vogue motorcoaches over a one-year period at market prices. ULC purchased 6 coaches from Featherlite in 2003 and none in 2004. ULC is a related party controlled by Nevada Coach Partners, LLP, an entity with a majority interest owned by Conrad Clement, Tracy Clement, Eric Clement and James Wooley, officers and shareholders of Featherlite.. Featherlite also entered into agreements with ULC to lease ULC office space and to provide service on ULC motorcoaches. In December, 2004, these agreements were terminated because ULC has ceased doing business. Featherlite has no obligation to repurchase any motorcoaches it sold to ULC.

Other Business Activities

In addition to the manufacture and sale of specialty trailers and motorcoaches, the Company sells replacement and specialty trailer and motorcoach parts to its dealers and to others. It coordinates delivery of completed trailers to customers and to dealers for a fee, and in 2004 delivered approximately 57% of the trailers sold to dealers, with the remainder picked up at its Iowa facilities. The Company owns and maintains a fleet of trucks and leases semi tractors for this purpose. These other business activities, in the aggregate, accounted for approximately 6.1%, 6.9% and 7.1% of the Company's net sales for 2002, 2003 and 2004, respectively, and are included as part of the trailer and motorcoach segments in Note 13 to the consolidated financial statements included in this annual report on Form 10-K.

The Company is a licensed aircraft dealer and markets used business class aircraft. Featherlite Aviation Company, a wholly owned subsidiary of the Company, conducts such aircraft dealer activities. There have been no purchases or sales of aircraft in 2002, 2003 or 2004. Featherlite Aviation Company held for resale one used aircraft at December 31, 2004, which it leases to the Company on an as needed basis for its use. In 2004, the Company reduced the aircraft's recorded value by $232,000, which is included in selling and administrative expenses and reflects a decline in its value during the year. These activities are included as part of the Corporate and other segment in Note 13 to the consolidated financial statements included in this annual report on Form 10-K.

In 2003, the Company entered into an operating agreement with Benbow Chemical Packaging, Inc. (Benbow) to form Featherlite Chemicals, LLC (FCC), a New Jersey limited liability corporation. Featherlite Chemical Holdings, LLC, a wholly owned subsidiary of the Company, was then formed to hold Featherlite's 51 percent interest in FCC with the remaining 49 percent ownership held by Benbow. The principal business activity of FCC is to market and sell car care products manufactured by Benbow under the Featherlite brand name and a NASCAR license agreement to use the "Winston Cup Series" name in 2003 and "NASCAR Nextel Cup Series" name in 2004. The accompanying consolidated financial statements include the accounts of FCC as of December 31, 2004 and 2003 and for the twelve month period then ended, the initial period of FCC's operation. These activities are included as part of the Corporate and other segment in Note 13 to the consolidated financial statements included in this annual report on Form 10-K because they were insignificant in 2003 and 2004.

Sales and Marketing

Specialty Trailers

The Company markets its trailers primarily through a network of over 240 full-line dealers located in the United States and Canada. The Company also sells trailers through company-owned dealerships at its sales and service centers in Sanford, Florida and Pryor, Oklahoma. Dealers typically handle only a portion of the entire *FEATHERLITE®*, *FEATHERLITE-STL®* series and *DIAMOND D®* product lines and may sell other steel trailer brands. Certain Featherlite dealers are prohibited by their agreements with the Company from selling other brands of aluminum trailers if they receive all of the discounts and other benefits available from the Company and are required to maintain defined inventory levels. No single dealer accounts for more than 10% of the Company's net sales. The Company's top 50 dealers accounted for approximately 50% of the Company's net trailer sales for 2002, 2003 and 2004. For these periods, 76% or more of the Company's trailer sales were made by its dealer network, with the remainder representing direct Company sales to end users. Company sales to end users are primarily specialty mobile marketing trailers and race car transporters.

Dealers sell our products under contractual arrangements with the Company, which can be terminated by either party on specified notice. Laws in certain states govern terms and conditions under which dealers may be terminated. Such laws have not had a material adverse affect on the Company to date. Changes in dealers take place from time to time. The Company believes that a sufficient number of prospective dealers exist across the United States and Canada to permit orderly transitions whenever necessary. The Company is continually seeking to expand the size and upgrade the quality of its dealer network. The Company believes that significant areas of the United States and Canada are not served by a sufficient number of dealers and the Company intends to substantially increase its number of dealers over the next several years in underserved markets.

The Company employs territory managers to assist in the marketing and sales process. These managers assist the Company's dealers in coordinating the selection of custom options by customers and the production of orders. They also participate with the dealers at trade shows, fairs, rodeos, races and other events to promote the *FEATHERLITE®* brand. Factory representatives also actively seek out potential new dealers and provide sales and product training to dealers and their staff.

Motorcoaches

All motorcoaches are sold directly by Company personnel to end user customers. The Company's main motorcoach sales location is in Sanford, Florida, with other sales locations in Mocksville, North Carolina, Cresco, Iowa, and Pryor, Oklahoma. Its sales location in Coburg, Oregon was closed in 2004. Company sales representatives participate in trade shows, fairs, motorsports races and other events to promote *FEATHERLITE VANTARE®*, *FEATHERLITE LUXURY COACHES®* and *FORETRAVEL®* motorcoaches.

Promotions

Specialty Trailers

The Company's trailer marketing is designed to advance consumer awareness of the FEATHERLITE® brand and position it so that the unique strengths and benefits of these products are clearly known. The Company produces approximately 30 different brochures, catalogues and flyers that support direct mail initiatives and help satisfy consumer inquiries, and maintains product and sales information at its web site www.fthr.com.

Market intelligence is gathered which helps the Company craft its message and reach the most productive target constituencies. Benefit and demographic segmentations are utilized to more accurately target specific groupings of people within each product cluster. Quarter Horse Journal, Western Horseman, Horse & Rider, Equus and Horse Illustrated are some of the various publications utilized to reach a diverse customer base in the horse market. Similar selected groupings of publications are utilized to target the Company's various markets: automotive, livestock/farm, race, recreational/utility and mobile marketing. Over 100 publications in various product segments contain advertisements for the Company's trailers. The Company also sponsors a nationally syndicated radio program, as well as a television program available through satellite and cable, which targets equine markets. Featherlite video is supplied to large arenas for use on sponsor jumbotrons and electronic message boards.

Motorcoaches

The Company promotes its motorcoach segment directly in user group publications such as Family Motorcoaching magazine and RV Trader, which can target specific high potential markets for new and pre-owned motorcoaches. In addition, the Company places classified and display advertising during high sales-potential periods in selected regional metropolitan newspapers near the Company's sales centers. Outdoor advertising is also used along high-traffic interstate corridors. In addition, the Company participates in the Family Motor Coach Association rallies twice each year, the Tampa RV Show and numerous other shows and rallies. The Company's motorcoach products are also represented at motorsports events where other Featherlite products are promoted and where Featherlite already has a customer base. Other sports venues where Featherlite motorcoach products are being promoted include PGA golf events and World Billfish tournaments. The Company also sponsors the Featherlite VIP Club and the Featherlite VIP Bikers' Club. These lifestyle clubs are an excellent marketing platform to introduce people around America to new motorcoach and trailer products.

Affiliations and Sponsorships

The Company's public and media relations focus actively pursues regional and national media coverage of the uniqueness of the Company, as well as its new product introductions. In 2001, the Company began a three-year agreement with NBC and TNT networks to broadcast Featherlite TV commercials as part of their nationwide telecasts of certain NASCAR races. In 2002, a similar agreement was reached with FOX Sports Network. Also in 2002, a multi year contract was finalized with MRN (Motor Racing Network) to air Featherlite commercial announcements nationally. In 2003, the Company became a program sponsor of The Golf Channel and currently has annual commercial television package rights as well as onsite promotional activity rights. In 2004, all these media contracts were extended and are continuing.

An example of the Company's specialized niche market promotional efforts is the motor sports industry. Featherlite currently is the "Official Trailer" of NASCAR, Champ Car, Indy Racing League (IRL), Grand Am Road Racing, Trans Am Racing, Super Chevy Show, and Auto Racing Club of America (ARCA). Featherlite is the "Official Coach" of NASCAR, Grand Am Road Racing, and is also a sponsor of the World Billfish Series, Power Boat International, Superboat/APBA and The Golf Channel.

In 2004, Featherlite became the NASCAR Award and Contingency Sponsor of the NASCAR Featherlite Most Improved Driver Award Program, which includes over 100 races, as well as year-end award programs for each series. The Company expects to continue to design and build trailers to fit the needs of all types of racing, including NASCAR, NHRA, IndyCar, nostalgic, sprint car, off road, motorcycle and motorcross.

In addition to the racing industry, the Company is the "Official Trailers" of the Wahl Equestrian Center, and Nevada Joe and sponsors or is a sponsor of the All American Quarter Horse Congress, United States Team Roping Championship, Appaloosa Horse Club, National High School Rodeo Association, Missouri Fox Trotting Breed Association, The Texas Quarter Horse Association, World's Toughest Bulls & Broncs, Professional Women's Rodeo Association, and the National Western Livestock Show, as well as various rodeos and state and local fairs and expos. Annually, Featherlite territory managers attend in excess of 250 races, rodeos, fairs, trade shows and other special events. The Company's dealers attend over 1,000 such events each year staffing display and sales booths and meeting with the public.

In addition, the Company has signed a multi-year agreement with horse clinician and television personality Clinton Anderson to sponsor the Clinton Anderson/Downunder No Worries Wahl Walkabout Tour and Clinton Anderson Downunder Horsemanship television program

Payment for some of the advertising and promotional services related to the affiliations and sponsorships described above involve the exchange or lease of trailers and coaches of an equivalent value as discussed further in Notes 2 and 3 to the consolidated financial statements.

Financing

Specialty Trailers

A substantial portion of the Company's sales of trailers to dealers is paid for within ten days of invoicing. The Company has arrangements with Bank of America, GE Commercial Distribution Finance (GE), Bombardier Capital, Textron Financial Corporation, Ford Motor Credit Company and TransAmerica Commercial Finance Corp. to provide floor plan financing for its trailer dealers. Under these floor plan arrangements, the Company may be required to repurchase trailers repossessed from a Featherlite trailer dealer by these financial institutions for the remaining unpaid balance, including finance charges plus costs and expenses, if the trailers are in salable condition. The Company has not been required to make any significant payments or repurchases to date from these financial institutions (approximately $273,000 in 2002, $38,000 in 2003 and none in 2004).

Featherlite Credit Corporation, a related party corporation owned by certain of the Company's officers and directors, provides retail financing to end user customers of the Company's trailers dealers. Prior to 2004, this financing was provided by companies such as Wells Fargo Equipment Finance, Inc., Conseco Finance, Inc. and Deutsche Bank. Beginning in 2004, Featherlite Credit Corporation also provided such financing directly through funds provided by a credit line with Associated Bank, Milwaukee, Wisconsin (Associated). Featherlite Credit also provides lease financing for trailers and motorcoaches, which was funded by a line of credit from U.S. Bank National Association prior to 2004. In 2004, this line of credit was refinanced with funds provided by Associated.

Motorcoaches

The Company receives payment within ten days of invoicing for a substantial portion of the motorcoach sales. The Company has arrangements with several companies to provide motorcoach retail financing to end user customers. There is no recourse to the Company on any of these retail financing arrangements. The Company receives a fee from certain companies if the retail financing is completed.

The Company also has wholesale floor plan agreements with GE and Regions Bank, Birmingham, Alabama (Regions) to finance substantially all of the new and used motorcoaches held in inventory.

Competition

Specialty Trailers

The specialty trailer industry is highly competitive, especially with respect to the most commonly sold models, such as standard model gooseneck and bumper pull horse trailers. Competition is based upon a number of factors, including brand name recognition, quality, price, reliability, product design features, breadth of product line, warranty and service. The Company believes it competes favorably with its competitors with respect to each of these factors. In addition to the competitors, which produce aluminum trailers that compete with FEATHERLITE® aluminum trailers, there are also competitors that produce steel trailers. Steel trailers typically sell for approximately 30% to 40% less but are subject to rust and corrosion and are heavier. There are no significant technological or manufacturing barriers to entry into the production of steel trailers and only moderate barriers to the production of aluminum trailers.

Because the Company has a broad based product line, its competition varies by product category. There is no single company that provides competition in all product lines. Certain of the Company's competitors and potential competitors are more established in segments of the Company's business. The Company's principal competitors, all of which are located domestically, include the following:

Trailer Types	Principal Competitors' Brands
Horse and Livestock	4 Star, Barrett, Sooner, Wilson, Sundowner, Kiefer Built, W-W, Exiss
Utility	Wells Cargo, PACE, Haulmark, US Cargo, Cargo Mate
Car Trailers and Race Car Transporters	HighTech, Competition, Wells Cargo, Haulmark, PACE, Champion< UltraComp

Motorcoaches

The motorcoach industry is highly competitive, particularly in XL and "highline" Class A models. Featherlite is the dominant producer of Prevost H model bus conversion motorcoaches, but also manufactures Prevost XL models. In 2003, the Company became a dealer for Foretravel Class A motorcoaches manufactured by Foretravel, Inc. Competition is based primarily on quality and price, although other factors such as brand name, reliability, design features, warranty and service are also important. The Company believes it competes favorably with its competitors with respect to each of these factors. The brand names of the Company's principal bus conversion competitors, all of which are located domestically, include: Marathon, Liberty, and Royale. The principal manufacturers in the specially-designed chassis "highline" Class A models include: Monaco, Fleetwood, Winnebago and Thor.

Manufacturing

Trailers

The Company manufactures all of its trailers at plants located in Cresco and Shenandoah, Iowa. Except for tires, brakes, couplers, axles and various other purchased items, the Company fabricates its component parts for its trailers. Most raw materials and standard parts, including aluminum extrusions and sheet metal, are available from multiple sources.

In the manufacturing process, the Company seeks to maximize production efficiency by using weekly production schedules which allocate scheduled trailers to specific production lines within each plant. The Company generally follows a build-to-order policy to control inventory levels. Inventory pool trailers may be scheduled to maximize the efficiency of the production lines. Lean manufacturing concepts and principles are being taught and implemented in all areas of manufacturing. Lean manufacturing is a systematic approach to identifying and eliminating waste through continuous improvement techniques. If successfully implemented, benefits of lean manufacturing can include reduction in work in process, shorter lead times, productivity increases, quality improvement and better utilization of space. There is no assurance the Company will be successful in achieving any of these benefits.

The Company also utilizes certain production lines solely for standard model trailers. The Company utilizes an independent outside contractor to provide customer specified paint and graphic designs on specialty trailers. There is a risk related to delays in completing trailer delivery to the customer due to delays by the subcontractor. This could adversely affect reported sales and operating income.

Motorcoaches

The Company manufactures all of its Featherlite Vantare model motorcoaches at a plant located in Sanford, Florida. Except for the motorcoach shell and electronic equipment, various kitchen and bathroom fixtures and accessories and other purchased items, the Company fabricates most of the components for its motorcoaches. The Company completes the conversion by finishing the interior of the purchased shell to the layout and design requirements of the customer or its specifications. All design engineering, plumbing, cabinetry and upholstery required to complete the motorcoach are done by Company personnel.

The Company purchases its motorcoach shells from one manufacturer, Prevost Car Company, Inc. (Prevost) of Sainte-Claire, Quebec, Canada, although the Company could purchase certain shells from other manufacturers. The Company provides Prevost with its estimated yearly motorcoach requirements. Once the Company provides Prevost with detailed specifications for a coach, it becomes obligated to execute a consignment agreement and take delivery of the coach when it is completed. In the event Prevost is unable to deliver motorcoach shells to the Company, the Company's revenues and profits could be materially and adversely affected.

In 2003, the Company entered into an agreement with Amadas Coach Corporation (Amadas) by which Amadas agreed to perform conversion work on a limited number of Prevost XLII motorcoach shells in accordance with the specifications provided by the Company for a defined price. This agreement was discontinued in 2004.

Raw Materials

Aluminum is a significant material used in the manufacture of trailers and represents about 14 percent of consolidated cost of sales. The Company purchases substantial amounts of aluminum extrusions from a number of major suppliers, including Alcoa Extrusions, Inc., and Indalex, Inc., and the majority of its sheet metal from Ryerson Tull and Aluminum Line Products. The identity of particular suppliers and the quantities purchased from each varies from period to period. Prices of aluminum, the principal commodity used in the Company's business, fluctuate daily in the open market. It has been the Company's practice to obtain fixed price contracts from suppliers to reduce the risk related to fluctuations in the cost of aluminum for approximately 80% to 90% of its expected annual requirements. While the Company continues to monitor aluminum prices on a daily basis for buying opportunities, it has not yet obtained such contracts for 2005 and may not. The Company is purchasing aluminum to meet its production requirements at current market prices for aluminum. The Company has not engaged in hedging or the purchase and sale of future contracts other than contracts for delivery to fill its own needs. In the event that one or more of the Company's suppliers were unable to deliver raw materials to the Company for an extended period of time, the Company's production and profits could be materially and adversely affected if an adequate replacement supplier could not be found within a reasonable amount of time. There is a potential risk of loss related to fixed price contracts if there is a substantial drop in the actual cost of aluminum in relation to the contract price, which would affect the competitive price of the Company's product. Increases in the prices of aluminum and other supplies may adversely affect margins on the Company's products if our requirements exceed the amount of our aluminum purchases covered by fixed price contracts, or if the Company is unable to recover such price increases in the form of increased selling prices to its customers.

In addition to obtaining fixed contracts from suppliers, the Company may in the future also try to reduce the price risk associated with aluminum by buying London Metal Exchange hedge contracts or options for future delivery. These contracts would "lock in" the aluminum cost for the Company for anticipated aluminum requirements during the periods covered by the contracts. There is a potential risk of loss related to such contracts if the quantity of materials hedged significantly exceeds the Company's actual requirements and the contract is closed without taking physical delivery of the aluminum or if there is a substantial drop in the actual cost of aluminum in relation to the hedge contract price which would affect the competitive price of the Company's product. The Company has no such contracts at December 31, 2004 and has no current plans to engage in hedging.

The Company also uses steel in the manufacture of its trailers. Steel is purchased from 4 different vendors dependent on best pricing and availability at the time of order. In 2004, steel purchases were about 2 percent of consolidated cost of sales.

Backlog

At December 31, 2004 the Company had unfilled confirmed orders from its customers in an aggregate amount of approximately $25.2 million, with $17.5 million in trailer orders and $7.7 million in motorcoach orders, compared to an aggregate amount of $29.8 million at December 31, 2003, with $18.3 million in trailer orders and $11.5 million in motorcoach orders. At February 28, 2005, the Company had unfilled confirmed orders from its customers in an aggregate amount of approximately $19.0 million, with $13.3 million in trailer orders and $5.7 million in motorcoach orders, compared to an aggregate amount of $31.5 million at February 29, 2004, with $20.5 million in trailer orders and $11.0 million of motorcoach orders. All orders in backlog at December 31, 2004 and February 28, 2005, are expected to be filled during 2005.

Quality Assurance

The Company monitors quality at various points of the manufacturing process. Due to the variety of custom products that the Company builds, employee skill training and individual responsibility for workmanship are emphasized. Inventory specialists assess the overall quality, physical dimensions, and imperfections or damage to the raw materials. Extruded and sheet aluminum, which is outside of specified tolerances, is rejected and replaced by the vendor. Line foremen train and monitor work cells of employees. Quality control inspectors inspect trailers and motorcoaches for quality of workmanship, material quality and conformity of options to order specifications.

Government and Industry Regulation

The Company and its products are subject to various foreign, federal, state and local laws, rules and regulations. The Company builds its trailers and motorcoaches in accordance with the regulations of the federal Department of Transportation and other accepted industry standards. The Company is a member of the National Association of Trailer Manufacturers ("NATM") and manufactures its trailers in compliance with NATM's recommended manufacturing procedures. The Company is also governed by regulations relating to employee safety and working conditions and other activities. A change in any such laws, rules, regulations or standards, or a mandated federal recall by the National Highway Transportation Safety Administration (NHTSA), could have a material adverse effect on the Company.

In 2002, Congress authorized the National Highway Traffic Safety Administration (NHTSA), to enact new early warning reporting requirements for vehicle manufacturers referred to as the "Tread Act". This act requires certain transportation manufacturers, including the Company, to provide detailed reporting of various warranty claims and repairs performed on products produced by transportation manufacturers. The Company has met these new requirements during the 2003 and 2004 fiscal year and expects to maintain compliance with these requirements in the future. A new regulation by NHTSA requires manufacturers to install new tire labeling on all vehicles under 10,000 pounds Gross Vehicle Weight Rating (GVWR) by September 1, 2005. The Company does not anticipate delays in meeting these new regulatory requirements.

Patents and Trademarks

The Company has registered *FEATHERLITE®* as a trademark for used in conjunction with trailers in the United States and has registered or applied for registration of FEATHERLITE AND DESIGN, as a trademark for use in conjunction with trailers in Canada, Iceland, Australia, Germany ,Singapore, Austria, Greece, Spain, Hungary, Sweden, Russia, China, Ireland, Switzerland, Czech Republic, Italy, United Kingdom, Republic of Korea, Japan, Denmark, Benelux, Finland, Norway, and France. It has also registered or applied for registration of these trademarks for a variety of promotional items. In general, such registrations will remain in force through the year 2008, with continuous ten-year renewal periods thereafter. The Company has a United States trademark with respect *to FEATHERLITE-STL®* series. In October 1995, the Company acquired the rights to the *DIAMOND D®* trademark and has registered it as a trademark in the United States. In addition, the Company has obtained certain trailer design and utility patents relating to race car transporters, snowmobile trailers and horse trailers and vehicle anti-sway bars. The Company considers these patents, which have renewal dates ranging from 2007 to 2014, to be important to the trailer business.

The Company has a United States registered trademark for *VANTARE BY FEATHERLITE®*, *FEATHERLITE VOGUE®*, "*FEATHERLITE VANTARE®*" and "*FEATHERLITE LUXURY COACHES®*" for motorcoaches in the United States. In addition the Company has registered the trademark *VANTARE®* in the United States and has registered or applied for registration of the trademark *VANTARE®* in, Canada, Iceland, Australia, Germany, Singapore, Austria, Greece, Spain, Hungary, Sweden, Russia, China, Ireland, Switzerland, Czech Republic, Italy, United Kingdom, Republic of Korea, Japan, Denmark, Benelux, Finland, Norway, and France.

Warranty

The Company warrants the workmanship and materials of certain parts of the main frame of its aluminum trailers under a limited warranty for a period of six years and such parts of certain other Company trailers as well as other products manufactured by the Company for periods of one to five years. The limited warranty does not include normal wear items, such as brakes, bearings and tires. The Company's warranty obligations are expressly limited to repairs and replacement of parts. Historically, there have been no significant recalls of the Company's trailers for replacement of major components or parts, except in 2002 there was a recall issued on certain models of steel gooseneck trailers, which has been completed. The expense of warranty claims for repairs or replacement of parts, including the previously mentioned recall, has been less than 1% of the Company's net trailer sales.

The Company warrants for one year the workmanship and materials related to certain parts of its motorcoaches. Otherwise, warranties applicable to components purchased from vendors are applicable. The warranty of the manufacturer of the shell, transmission and engine generally is for two years. In August 2000, the Company began offering additional limited warranty on certain specified components of the *FEATHERLITE VANTARE®* motorcoach for an additional twenty four months. Historically, there have been no recalls of the Company's motorcoaches for replacement of major components or parts and warranty claims for repairs or replacement of parts have been less than 2 percent on net motorcoach sales.

Product Liability

Although the Company has never been required to pay any significant amount in a product liability action, as a manufacturing company it is subject to an inherent risk of product liability claims. The Company maintains product liability insurance policies in an amount it believes is adequate, but there is no assurance that its coverage will continue to be available at an acceptable price or be sufficient to protect the Company from adverse financial effects in the event of product liability claims.

Employees

As of December 31, 2004, the Company had 1,381 employees, of whom 1,300 are full-time and 81 are part-time, as follows: Production and production support – 1,140, Sales and Marketing - 156, and Administration - 85.

The Company is not a party to any collective bargaining agreements and believes that it has good working relationships with its employees.

The Company's success is highly dependent on its senior management, including Conrad D. Clement, President and Chief Executive Officer. The loss of Mr. Clement's services could have a material adverse effect on the Company's business and development. There can be no assurance that an adequate replacement could be found for Mr. Clement in the event of his departure. The Company carries and is beneficiary to a $10 million term life insurance policy on Mr. Clement.

The Company has an agreement with an Iowa community college which provides approximately $250,000 for job training purposes over a period ending in 2008. The amounts borrowed under this agreement are to be repaid, together with interest, over a ten year period, from state withholding taxes on employees wages earned at the Company's Iowa facilities. This agreement began in 1998 and repayment was completed in January 2005.

Forward-looking Information and Risks

We have made, and may continue to make, various written or verbal forward-looking statements with respect to our business, including statements contained in this annual report on Form 10-K, other filings with the Securities and Exchange Commission, and reports to stockholders. Forward-looking statements are those involving the outcome of future events that are based upon current expectations, estimates, forecasts and projects as well as the current beliefs and assumptions of our management. Any statement that is not a historical fact, including any statement regarding estimates, projections, future trends and the outcome of events that have not occurred, is a forward-looking statement. The Private Securities Litigaiton Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf.

The words "believe," "estimate," "expect," "intend," "may," "could," "will," "plan," "anticipate'" and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements speak only as of the date of the date made, are based on current expectations, are inherently uncertain and should be viewed with caution. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement, other than as required by law.

Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Featherlite wishes to caution readers that the factors discussed below in "Risk Factors,", among others, in some cases have affected, and in the future could affect, Featherlite's actual results and could cause Featherlite's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Featherlite.

Risk Factors

The Company may not be able to increase prices sufficiently to cover increases in cost of aluminum and other costs . Prices of aluminum, the principal commodity used in the Company's business, fluctuate daily in the open market. The Company purchases substantial amounts of aluminum extrusions from a number of major suppliers, including Alcoa Extrusions, Inc. and Indalex, Inc. and the majority of its sheet metal from two large suppliers, Ryerson Tull. and Aluminum Line Products Co. The Company has not engaged in hedging or the purchase and sale of future contracts other than contracts for delivery to fill its own needs. In the past, the Company has had contracts with certain of the above suppliers to fill a substantial portion of its projected needs for aluminum for the forthcoming year at fixed prices. The Company has not obtained such contracts for 2005 and is purchasing aluminum to meet its production requirements at current market prices for aluminum. If the Company is unable to obtain such commitments from suppliers or otherwise reduce the price risk related to 2005, this could have an adverse impact on the Company's operating results if the cost of aluminum in 2005 increases significantly above 2004 levels and the Company cannot increase its product prices sufficiently to cover aluminum and other cost increases. The Company implemented a 5 percent price increase on its aluminum trailers effective on January 1, 2005 to help offset increased aluminum costs it is currently experiencing, but there can be no assurance the price increase will be sufficient or that increased sales prices will not harm demand. Our commodity risks are discussed further in Item 7A of this annual report on Form 10-K under "Commodity Risk."

Changes in customer discretionary spending may cause our sales volume and product mix to fluctuate. A large portion of our sales involve discretionary spending by our customers, and may be delayed or cancelled in times of economic uncertainty. The industries in which we operate are competitive, and we face continued pressure to increase selling prices to reduce the impact on margins of increasing aluminum and other materials costs, labor rates and overhead costs related to the expanded production facilities and organization to support expected increases in sales. Our product mix from period to period can have an important impact on our gross profit since products include varying combinations of material and labor costs. While we experienced significant sales growth in 2004, a return to a static or declining growth rate in the overall demand for our products may harm our sales and hinder our ability to maintain operating results and our liquidity

The Company may not be able to maintain compliance with, or obtain future waivers for non-compliance with, various restrictive covenants under its credit facilities. During 2002, the Company signed long-term financing agreements with its principal lenders (U.S. Bank and GE). (These agreements are discussed more fully in Note 8 to the consolidated financial statements.) Each of these agreements contain affirmative and restrictive covenants. In 2004 and 2005, the lenders amended their agreements to reduce the requirements of certain covenants for compliance in 2004 and beyond. The Company was in compliance with all of these covenants during 2004 and as December 31, 2004, but has required waivers of compliance for certain covenants in 2003 and certain prior years. Although management believes it will be able to maintain compliance with these covenants in 2005, violations could occur allowing the lenders their option to accelerate payment of the debt.

The Company's motorcoach credit facility availability could be reduced. Advance rates under the Company's financing arrangement with GE have been based on 90 percent of the cost of eligible new motorcoach inventory and 70 percent of the defined value of eligible used motorcoach inventory. On February 22, 2005 the agreement was amended as follows: (i) there will be a 1.5% per month reduction in amounts borrowed on a used coach when it has been financed more than 360 days and all financing will be due in full on day 720; and (ii) after 360 days new units will be converted to used financing at an advance rate of 70 percent versus 90 percent and 1.5% per month curtailments will begin on day 721 until day 1,080 when all financing on the unit will be due in full. As of February 22, 2005 the Company had borrowings of $2.2 million which were repaid to GE as a result of the revised advance rates. Future aggregate availability under this agreement could be reduced if the Company is unable to sell certain new or used coaches before the financing expires under this amended agreement. This may require the Company to use financing available from its other credit line or to obtain additional financing from other sources. There can be no assurance such financing will be available.

The value of the Company's motorcoach inventory fluctuates. The Company takes trade-ins on both new and used motorcoach sales. These trade-in units are marketed on a retail basis to other customers. In the three years ended December 31, 2004, the Company experienced a significant decline in the market value of trade-in units and certain non-current new models and wrote down the carrying value of the used inventory by $500,000, $1.4 million and $632,000 in 2004, 2003 and 2002, respectively, in order to facilitate their sale. There is a risk that additional write-downs of this inventory will occur if these trade-in units are not sold at current selling prices, which could adversely impact the Company's future operating results and reduce the capital advances available under its credit facility with GE.

The Company begins motorcoach production before customer orders are received. To maintain a level production schedule, production often begins on motorcoaches before orders have been received from specific buyers. As of December 31, 2004, approximately 70% of the coaches in production and to be completed over the next four months had not been sold to specific customers. While it is the Company's expectation that substantially all of these motorcoaches will be sold to specific customers before production is completed, or shortly thereafter, there is no assurance this will occur. If the motorcoaches are not sold according to expectations, the Company may have to reduce selling prices which would harm its profitability. Further, if the sale periods for motorcoaches are substantially longer than expected, capital advances available under the Company's credit facility with GE will be reduced and liquidity may be harmed.

We may not have the capital resources to maintain pace with technology improvements. To remain competitive, the Company is required from time to time to make capital expenditures for machinery to remain competitive and to improve operating efficiencies and output. While the Company does not currently anticipate significant capital expenditures will be required in the near future, the Company may not have sufficient liquidity and may not be able to obtain additional financing for such any required capital expenditures as necessary. Failure to keep pace with technological improvements in manufacturing trailers and motorcoaches could lead to reduced competitiveness and increased cost and production inefficiencies. The occurrence of any of these events could further harm our liquidity and results of operations.

The Company relies upon one supplier for motorcoach shells and one vendor for special graphics. There is a risk related to the loss or interruption in the supply of bus conversion shells from the Company's sole supplier of these shells. The Company purchases all of its bus conversion shells from Prevost Car Company, which is owned by Volvo Bus Corporation. The Company also uses one subcontractor to provide paint and graphic design work to meet customer specifications on certain custom trailers and specialty transporters. In the event Prevost is unable to deliver motorcoach shells to the Company or the subcontractor is unable to provide its services on a timely basis, the Company's revenues and profits could be adversely affected.

We purchase our aluminum from a limited number of vendors. We may have difficulty receiving our requirements for aluminum (our principal raw material component) if we lose one of our major suppliers of aluminum. In the past, this risk has been relatively nominal as there have been alternate sources of supply. In recent years, however, the number of alternate sources of supply has been reduced due to mergers within the aluminum industry. Also, additional time may be required to replace an extruded aluminum supplier due to the fact that dies are required and would have to be made. The Company routinely tries to keep at least three suppliers of each shape so it has a backup supplier if necessary. However, if the number of suppliers of aluminum is further reduced, or if the Company is otherwise unable to obtain its aluminum requirements on a timely basis and on favorable terms, the Company's operations may be harmed.

Startup operations may have adverse impact on operating results. As discussed in Note 5 to the consolidated financial statements included in this annual report on Form 10-K, in October 2003, the Company reopened a facility in Pryor, Oklahoma as a sales and service center. The Company sustained losses of about $660,000 and $124,000 in restarting and operating this facility in 2004 and 2003, respectively. In the event the facility cannot generate sufficient income to absorb the annual lease cost and other costs of operation by December 31, 2005, the Company may be required to accrue additional costs related to this facility. Also, the Company is a 51 percent owner in a Company that sells car care products as discussed in Note 4 to the consolidated financial statements. The Company has invested $197,000 in this entity in 2004 and 2003 and has absorbed total losses of $194,000 in those years. Continued capital requirements and operating losses of this entity could have an adverse impact on the Company's future operating results and liquidity.

ITEM 2. PROPERTIES

The Company's principal sales, marketing and executive offices are located in a 20,000 square foot building constructed in 1993 and owned by the Company near Cresco, Iowa. The Company owns a 50,000 square foot parts distribution center and a custom, maintenance and trailer distribution facility adjacent to its principal offices, from which substantially all trailer deliveries to dealers are made.

The Company owns trailer production and warehouse facilities in Cresco and Shenandoah, Iowa. The Cresco facilities presently consist of five buildings and include approximately 258,000 square feet, as follows: Three buildings, totaling approximately 186,000 square feet are used for production of trailers and fabrication of components; one 58,000 square foot building is used for custom interior finishing and one 14,000 square foot building is used for storage of raw materials. The Shenandoah facilities include a 117,000 square foot manufacturing facility purchased in October 1995 in connection with the DIAMOND D® acquisition. This facility is used to produce trailers. The Company believes these facilities will be sufficient to meet its production requirements for the foreseeable future.

The Company-owned Nashua, Iowa facilities include a 51,000 square foot manufacturing plant and an 18,000 square foot plant/office building. This property is now idle and no longer used for production. The Company is attempting to sell or lease this facility.

All of the Iowa properties described above are subject to a security interest by U.S. Bank National Association as described in Note 8 to the consolidated financial statements.

The Company leases motorcoach production and office facilities from Seminole Port Authority in Sanford, Florida at an approximate annual cost of $388,000 under the terms of an operating lease that expires in 2007. This facility includes approximately 79,000 square feet of inside space, as well as 6,000 square feet for outside service bays. In October 1999, the Company completed construction of an 18,000 square foot sales office and a 21,000 square foot service center with seventeen service bays. The cost of this entire project, including land and development costs, was approximately $5.5 million. In 2002, the sales office and service center were sold to an unrelated outside party and leased back by the Company with an initial term of 7 years under the terms of a capitalized lease as described in Note 8 to consolidated financial statements included in this annual report on Form 10-K. In January, 2005, the Company exercised its option to repurchase this facility for $5.3 million.

The Company leases property in Mocksville, North Carolina under the terms of an operating lease at an approximate annual cost of $80,000, which has an initial term of ten years ending in 2006, with options to extend the initial term up to an additional ten years. These facilities are being used to provide service for Featherlite trailers and transporters and for the retail sale and service of Featherlite luxury motorcoaches.

The Company acquired the rights to certain office and production facilities and other assets of Mitchell Motorcoach Sales, Inc. in Pryor, Oklahoma in 1998. This facility includes approximately 150,000 square feet of production and office space and was used to manufacture luxury motorcoaches. The facility is owned by Oklahoma Ordnance Works Authority and is being leased to the Company at an approximate annual cost of $299,000 under the terms of an operating lease which expires in March, 2011. In 2000, the Company leased approximately 15 acres of land adjacent to this facility at an approximate annual cost of $27,000 for a period expiring in March 2011. In 2001, the Company shut down its Pryor, Oklahoma, manufacturing facility. The Company has not been successful in subleasing this facility and as discussed in Note 5, in October 2003 reopened this location as a sales and service facility for recreational vehicles and motorcoaches, including units owned by others and recreational vehicles repossessed by financial institutions.

ITEM 3. LEGAL PROCEEDINGS

The Company, in the course of its business, has been named as a defendant in various legal actions. These actions are primarily for product liability for which the Company is covered by insurance subject to applicable deductibles. Although the ultimate outcome of such claims cannot be ascertained at this time, it is the opinion of management, after consultation with counsel handling such matters, that the resolution of such suits will not have a material adverse effect on the financial position of the Company.

During 2003, a jury reached a verdict in favor of a plaintiff requiring the Company to repurchase a motorcoach. At December 31, 2003, the Company accrued a liability and charged cost of sales for $354,000 for the estimated loss on the resale of a motorcoach to be reacquired and related legal costs. During 2004, the Company paid off this accrued liability and related interest and dropped its appeal of this decision.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information concerning the executive officers of the Company:

Name	Age	Present Position with Company
Conrad D. Clement	60	President, Chief Executive Officer and Director
Jeffery A. Mason	64	Chief Financial Officer and Director
Tracy J. Clement	38	Executive Vice President and Director
Gary H. Ihrke	58	Vice President of Operations & Secretary
Eric P. Clement	35	Vice President & General Manager, Trailer Division
James S. Wooley	57	Vice President and President Luxury Motorcoach Division
Larry D. Clement	59	Treasurer

The term of office of each executive officer is from one annual meeting of directors until the next annual meeting of directors or until a successor is elected.

The business experience of the executive officers during the past five years is as follows:

Conrad D. Clement has been the Chairman, President and Chief Executive Officer and a director of the Company since its inception in 1988. Mr. Clement is also the President and Chief Executive Officer and a director and shareholder of Featherlite Credit Corporation, an affiliate of the Company ("Featherlite Credit"). Mr. Clement is a shareholder of Nevada Coach Partners, LLP, the entity that owns a controlling interest in ULC. He is also owner of Valley Trailer Sales, a Featherlite dealer, an owner of Clement Enterprises and Clement Properties, affiliates of the Company. Mr. Clement is the brother of Larry D. Clement and the father of Tracy J. Clement and Eric P. Clement.

Jeffery A. Mason has been the Chief Financial Officer of the Company since August 1989 and has been a director of the Company since June 1993. Mr. Mason is also an officer of Featherlite Credit Corporation, an affiliate of the Company. Mr. Mason is also certified public accountant with an inactive status.

Tracy J. Clement has been Executive Vice President and a director of the Company since 1988. Mr. Clement is also an officer and shareholder of Featherlite Credit Corporation and an owner of Valley Trailers, a Featherlite dealer and Clement Properties, an affiliate of the Company. Mr. Clement is a shareholder of Nevada Coach Partners, LLP, the entity that owns a controlling interest in ULC.

Gary H. Ihrke was appointed Secretary in August 1996 and Vice President of Operations in March 1996 after service as Vice President of Manufacturing since June 1993.

Eric P. Clement has been Vice President & General Manger, Trailer Division since January 2005. Prior to that Mr. Clement was Vice President of Sales since March 1996 after service as Vice President of Operations since January 1991. Mr. Clement is also an officer and shareholder of Featherlite Credit Corporation and an owner of Clement Properties, an affiliate of the Company. Mr. Clement is a shareholder of Nevada Coach Partners, LLP, the entity that owns a controlling interest in ULC.

James S. Wooley has been Vice President and President of the Featherlite Luxury Coach Division since April 2002 and was previously the Chief Operating Officer of the Division since joining the Company in January, 2001. Prior to that Mr. Wooley was Chairman of the Board and Chief Operating Officer of Autumn Home Care Facilities, Inc. from 1994 to 1998. Mr. Wooley is also an attorney. Mr. Wooley is a shareholder of Nevada Coach Partners, LLP, the entity that owns a controlling interest in ULC.

Larry D. Clement has been Treasurer of the Company since 1988 and was previously secretary and a director of the Company. Mr. Clement is also an officer and shareholder of Featherlite Credit Corporation and is the President and Secretary of Clement Auto & Truck, Inc., a FEATHERLITE® dealer. Mr. Clement is the brother of Conrad D. Clement.

PART II

ITEM 5. MARKET FOR COMMON EQUITY RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the Nasdaq Smallcap Market under the Nasdaq symbol "FTHR". Quotations below represent the high and low closing sales price, by quarter, for the years ended December 31, 2004 and 2003.

	----2004 -----		-------2003------	
	High	Low	High	Low
First Quarter	$ 4.69	$ 3.01	$ 3.00	$ 1.96
Second Quarter	8.19	3.29	2.30	1.76
Third Quarter	8.40	5.50	2.35	1.87
Fourth Quarter	6.99	4.00	3.55	2.13

As of March 31, 2005, the Company had approximately 250 shareholders of record. The Company is restricted from paying dividends by its agreements with lenders. See Liquidity and Capital Resources in Item 7 for a discussion of these restrictions.

ITEM 6. SELECTED FINANCIAL DATA

STATEMENT OF INCOME DATA (In thousands, except per share data)

	2004	2003	2002	2001	2000
Net sales	$216,361	$ 179,974	$ 193,166	$ 212,786	$ 242,486
Cost of goods sold *	182,678	156,940	167,152	194,754	212,738
Gross profit *	33,683	23,034	26,014	18,032	29,748
Selling and administration*	25,243	20,595	20,347	21,756	26,471
Amortization of intangibles	-	-	-	-	636
Restructuring charge (credit)	-	(222)	400	1,572	-
Asset impairment charge	-	-	-	-	8,781
Operating income (loss)	8,440	2,661	5,267	(5,296)	(6,140)
Interest expense	(2,304)	(2,466)	(3,032)	(4,300)	(4,996)
Other income (expense), net*	331	299	202	(491)	544
Income (loss) before taxes	6,467	494	2,437	(10,087)	(10,592)
Benefit (provision) for income taxes	(1,658)	106	258	1,240	728
Minority interest in subsidiary	81	105	-	-	-
Net income (loss)	$ 4,890	$705	$ 2,695	$ (8,847)	$ (9,864)
Net income (loss) per share					
Basic	$ 0.68	$ 0.11	$ 0.41	$ (1.35)	$ (1.51)
Diluted	$ 0.64	$ 0.10	$ 0.38	$ (1.35)	$ (1.51)
Weighted average shares outstanding					
Basic	7,219	6,689	6,535	6,535	6,531
Diluted	7,697	7,300	7,158	6,535	6,531

BALANCE SHEET DATA (End of Period, in thousands)

	2004	2003	2002	2001	2000
Working capital	$ 21,831	$ 18,148	$ 6,092	$ 1,641	$ 12,149
Total assets	92,213	86,600	92,271	97,171	123,959
Long-term debt, net of current maturit	15,335	18,418	7,230	7,386	11,821
Total shareholders' investment	25,363	20,292	17,955	15,141	24,012

QUARTERLY FINANCIAL DATA (Unaudited, in thousands except per share data)

	Net Sales*	Gross Profit*	Operating Income (Loss)	Net Income (Loss)	Net Income (loss) Per Share	
					Basic	Diluted
2004						
First Quarter	$ 56,416	$ 8,582	$ 2,360	$ 1,236	$ 0.17	$ 0.16
Second Quarter	58,151	9,062	2,819	1,504	0.21	0.20
Third Quarter **	45,168	6,874	615	940	0.13	0.12
Fourth Quarter	56,626	9,165	2,645	1,210	0.17	0.16
2003						
First Quarter	$ 41,710	$ 5,138	$ (392)	$ (676)	$ (0.10)	$ (0.10)
Second Quarter ***	47,364	6,512	1,859	898	0.14	0.12
Third Quarter ***	45,731	6,355	1,155	467	0.07	0.06
Fourth Quarter ***	45,169	4,856	(154)	16	0.00	0.00

* Prior year amounts reclassified to conform to 2004 presentation

** Includes tax benefit of $829,000.

*** Includes inventory write-downs of $325,000, $402,000 and $642,000 in second, third and fourth quarters, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion pertains to the Company's results of operations and financial condition, including information on the Company's two principal business segments as set forth in Note 13 to the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. This discussion should be read together with the Company's consolidated financial statements for the same periods, which are included in this annual report on Form 10-K

Fiscal Year 2004 Compared to Fiscal Year 2003

The following table summaries changes in the Company's consolidated and segment results of operations (in millions) and as a percentage of net sales for the years 2004 and 2003:

CONSOLIDATED DATA	Year 2004 vs. 2003 Increase (decrease)		Percent of Net Sales	
	Amount (mils)	Percent Change	2004	2003
Net Sales	$ 36.4	20.2%	100.0%	100.0%
Gross profit	10.6	46.2	15.6	12.8
Selling and administrative expenses	4.6	22.6	11.7	11.4
Restructuring charge (credit)	0.2	100.0	-	(0.1)
Income from operations	5.8	217.2	3.9	1.5
Interest expense	(0.2)	(6.6)	(1.1)	(1.4)
Other income (expense)	0.0	10.7	0.2	0.2
Income before income taxes	6.0	NM*	3.0	0.3
Benefit (provision) for income taxes	(1.8)	NM*	(.8)	0.1
Minority interest in subsidiary loss	-	-	-	-
Net income	$ 4.2	593.6%	2.3%	0.4%

SEGMENT DATA	Year 2004 vs. 2003 Increase (decrease)		Percent of Net Sales	
Net Sales				
Trailers	$ 26.2	25.6%	59.4 %	56.8%
Motorcoach	10.2	13.2	40.6	43.2
Income before income taxes				
Trailers	$ 4.7	112.9%	4.2%	2.5%
Motorcoach	2.3	213.6	0.6	(0.6)
Corporate and other	(1.0)	(37.9)	(1.8)	(1.5)

* NM means percentage change calculation Not Meaningful

On a consolidated basis, the Company's net income for the year ended December 31, 2004 was $4.9 million or $0.64 cents per diluted share, compared with net income of $705,000, or $0.10 cents per diluted share in the same period of 2003. The improved annual results in 2004 were primarily a result of increased gross profit realized from greater unit sales volume, partially offset by increased marketing and administrative costs.

Consolidated net sales for the year 2004 increased by $36.4 million (20.2 percent) to $216.4 million compared to net sales of $180.0 million for the same period in 2003, primarily reflecting, we believe, an improvement in general economic conditions and consumer confidence. For the trailer segment, sales of specialty trailers and transporters increased by 25.6 percent compared to the same period in 2003 as unit sales in 2004 improved over 2003 by 23.4 percent. There were increases in all product categories except specialty trailers, and average net revenue per unit improved by 1.8 percent in 2004 compared to 2003. The average net revenue improvements reflect a more favorable mix of products with higher average prices and the full effect of a 3.0 percent price increase in May 2003, partially offset by an increase in sales program rebates and discounts in 2004. Motorcoach segment net sales increased by 13.1 percent over the same period in 2003 as total unit sales increased by 16.2 percent, with increases of 4.2 percent and 21.7 percent in unit sales of new and used motorcoaches, respectively. The effect of these increases was partially offset by a 2.7 percent decline in average net revenue per unit sold due to the significant increase in the number of lower price used units sold.

Consolidated gross profit margin increased by $10.6 million to $33.6 million in 2004 from $23.0 million in 2003. This improvement was attributable to increased sales volume in both segments in 2004 compared to 2003. As a percentage of sales, consolidated gross profit margin for the year of 2004 was 15.6 percent in 2004 compared to 12.8 percent in 2003. Trailer margin percentages for the current year were 2.2 percentage points higher than the same period in 2003, primarily the result of manufacturing efficiency improvements due to increased volume, changes in product mix and the further implementation of lean manufacturing processes, which increased the average gross margin per unit sold. Motorcoach gross profit margin increased by 3.3 percentage points in 2004 compared to 2003. This increase resulted primarily from improved percentage margins realized on sales of both new and used coaches as well as reduced labor and overhead costs, including the non-recurrence in 2004 of a loss settlement accrual of $354,000 in 2003, as well as an $869,000 reduction in write-downs on used motorcoaches held in inventory.

Consolidated selling and administrative expenses increased by $4.6 million in 2004, to $25.2 million, a 22.6 percent increase, from $20.6 million in 2003. As a percentage of sales, these expenses increased to 11.7 percent in 2004 from 11.4 percent in 2003. Trailer segment expenses increased by 17.1 percent in 2004 compared to 2003 due primarily to increased marketing related costs related to generating and maintaining higher sales volume as well as increased sales commissions and matching 401(K) contributions. Motorcoach segment expenses increased by 29.0 percent in 2004 compared to 2003 mainly due to increases in marketing costs related to higher volume and reopening the sales and service center in Pryor, Oklahoma. Corporate and other expenses increased by $1.0 million in 2004 compared to 2003, primarily reflecting increased executive management performance bonus accruals based achievement of annual performance goals.

There was no recurrence in 2004 of the restructuring credits of $222,000 that were realized in 2003 (as discussed further in Note 5 to consolidated financial statement included in this Annual Report on Form 10-K).

Consolidated interest expense decreased by $162,000 in 2004 compared to 2003 as the result of lower average borrowing levels in 2004. Other income increased by $32,000 in 2004 compared to 2003 due in part to increased fees from retail finance companies.

Minority interest in subsidiary loss represents the 49 percent minority owner's share of pre-tax losses in FCC, the Company's 51 percent owned entity that was formed in 2003 to market car care products. These losses amounted to $81,000 in 2004 and $105,000 in 2003. The accompanying consolidated statement of operations includes the accounts of FCC, which reflects a total operating loss of $165,000 in 2004 compared to $216,000 in 2003.

Consolidated income before taxes (IBT) increased by $6.0 million in 2004 to $6.5 million compared to $494,000 in 2003. This increase reflects an increase in trailer segment IBT of $4.7 million due mainly to increased sales volume, an increase in motorcoach segment IBT of $2.3 million due to increased sales volume and improved gross margin on sales, offset by an increase in corporate and other expenses of $1.0 million due to increased management performance bonus accruals.

The overall effective income tax provision rate was 25.3 percent in 2004 compared to an income tax benefit of 17.7 percent in 2003. The 2004 effective rate was lower than the Company's combined federal and state corporate tax rate due to the tax benefit of 12.7% associated with the reversal of the $829,000 deferred tax asset valuation allowance recorded in the third quarter due to the improvement of the Company's operating results in 2004 and its improved outlook for the future. The low 2003 effective income tax benefit rate was primarily a result of the reduction in the deferred tax asset valuation allowance due to a $545,000 decrease in net deferred tax assets that resulted in a 91 percent reduction in tax rate.

Fiscal Year 2003 Compared to Fiscal Year 2002

The following table summaries changes in the Company's consolidated and segment results of operations (in millions) and as a percentage of net sales for the years 2003 and 2002:

	Year 2003 vs. 2002 Increase (decrease)		Percent of Net Sales	
CONSOLIDATED DATA	Amount (mils)	Percent Change	2003	2002
Net Sales	$ (13.2)	(6.8)%	100.0%	100.0%
Gross profit	(3.0)	(11.5)	12.8	13.4
Selling and administrative expenses	0.2	1.2	11.4	10.5
Restructuring charge (credit)	(0.6)	(155.5)	(0.1)	0.2
Income from operations	(2.6)	(49.5)	1.5	2.7
Interest expense	0.6	18.7	1.4	1.5
Other income (expense)	0.1	48.0	0.2	0.1
Income before income taxes	(1.9)	(79.7)	0.3	1.3
Benefit (provision) for income taxes	(0.2)	(58.9)	0.1	0.1
Minority interest in subsidiary loss	0.1		-	-
Net income	$ (2.0)	(73.8)%	0.4%	1.4%

SEGMENT DATA	Year 2003 vs. 2002 Increase (decrease)		Percent of Net Sales	
Net Sales				
Trailers	$ (3.5)	(3.3)%	56.8%	54.8%
Motorcoach	(9.7)	(11.1)	43.2	45.2
Income before income taxes				
Trailers	$ (1.0)	(18.1)%	2.5%	2.8%
Motorcoach	(0.7)	(182.5)	(0.6)	(0.2)
Corporate and other	(0.2)	(5.9)	(1.5)	(1.4)

On a consolidated basis, the Company's net income for the year ended December 31, 2003, was $705,000 or $0.10 cents per diluted share, compared with net income of $2.7 million, or $0.38 cents per diluted share for the same period in 2002. This significant reduction primarily reflects: decreased gross profit from (1) reduced sales volume as the overall number of trailer and motorcoach units sold declined in 2003 as compared to the same period in the prior year; and (2) increased write-downs of used motorcoaches due to lower estimated resale market values. These decreases were partially offset by a reduction in interest expense and selling costs and by the realization of certain income tax benefits.

Consolidated net sales for 2003 decreased by $13.2 million (6.8 percent) to $180.0 million compared with $193.2 million in 2002. This decrease in 2003 primarily reflects an overall decline of 6.7 percent in unit sales. Sales of specialty trailers and transporters decreased by 3.3 percent as unit sales declined 6.5 percent with reductions in all product categories except car hauler and utility trailers. This decline was partially offset by an increase of 3.4 percent in average net revenue per unit due to a more favorable mix of products with a higher average price and the affect of 3.0 percent price increases in both 2003 and 2002 on most trailer models, partially offset by an increase in sales program rebates and discounts in 2003 compared to 2002. Motorcoach segment sales decreased 11.1 percent as unit sales declined 14.9 percent. This reduction in unit sales was partially offset by a 4.5 percent increase in the average revenue per unit as there were more higher priced units sold. Unit sales of new motorcoaches decreased by 15.8 percent as the result of lower sales of less popular XL models and discontinued Featherlite Vogue® models. Unit sales of used coaches also declined 14.5 percent in part due to fewer trade-ins and reduced new unit sales.

Consolidated gross profit margin decreased by $3.0 million to $23.0 million in 2003 from $26.0 million in 2002. As a percentage of sales, consolidated gross profit margin was 12.8 percent in 2003 compared to 13.5 percent in 2002. This overall decline in consolidated gross profit margin reflects the decline in net sales as discussed above, but was also partially attributable to lower percentage margins on trailer sales and reduced percentage margins realized in the motorcoach segment. Trailer margins were 0.5 percentage points lower in 2003 compared to the same period in 2002 primarily as a result of increased material costs attributable to changes in product mix, including increased sales of used units, partially offset by reduced labor and overhead costs due to improved efficiencies resulting from changes in sales volume and product mix. Motorcoach gross profit margins decreased by 1.1 percentage points as lower margins were realized on sales of new and used units as prices were reduced to sell less popular/discontinued models and as the result of the following additional charges: (1) A provision of $1.4 million in 2003 to reduce the inventory cost of used coaches to estimated market value compared to a similar provision of $722,000 in 2002; and (2) a charge of $354,000 for the loss on a litigation settlement

Consolidated selling and administrative expenses increased by $248,000 in 2003 to $20.6 million, a 1.2 percent increase from $20.3 million in 2002. As a percentage of sales, these expenses increased to 11.4 percent in 2003 from 10.5 percent in 2002, primarily reflecting the reduced sales volume. Trailer segment expenses remained unchanged. Motorcoach segment expenses decreased by about $603,000 (8.3 percent) due mainly to reduced commissions as the result of lower sales and lower advertising and promotion costs. Corporate and other expenses increased by $858,000 (41.0 percent) as the result of increased depreciation on the aircraft and the inclusion of $187,000 of Featherlite Chemical Corporation's (FCC) selling and administration expenses in 2003.(See Note 4 to the consolidated financial statements included in this annual report on Form 10-K.)

A net restructuring credit of $222,000 was realized in 2003. This resulted from a favorable lawsuit settlement that cancelled accounts payable in the amount of $170,000 included in restructuring charges recorded in 2001 and the elimination of the balance of the accrual related to the Pryor, Oklahoma facility, which was reopened in October 2003 (as discussed further in Note 5 to consolidated financial statements included in this Annual Report on Form 10-K). In 2002 a restructuring charge of $400,000 was recorded for costs related maintaining this facility until it was subleased.

Consolidated interest expense decreased by $566,000 in 2003 compared to 2002 as the result of lower average interest rates and borrowing levels in 2003. Other income, net, increased by $97,000 in 2003 due mainly to the non-recurrence of financial advisory fees related to investigating strategic financing alternatives in 2002 partially offset by royalties received.

Minority interest in subsidiary earnings represents the equity interest of the 49 percent owner in FCC. FCC was formed in 2003 to market car care products. The accompanying consolidated statement of operations for the year ended December 31, 2003 include the accounts of FCC, which reflect a total operating loss of $216,000 for this period.

Consolidated income before taxes (IBT) was $494,000 in 2003 compared to $2.4 million in 2002. This decrease of $1.9 million (80.0 percent) in 2003 includes a decrease in trailer segment IBT of $986,000 due mainly to decreased sales volume, a decrease in motorcoach segment IBT of $697,000 mainly due to decreased sales volume and increased write-downs in used motorcoach inventory and an increase in corporate and other net expense by $155,000 primarily due to the increased FCC expenses in 2003, for the reasons discussed above.

The overall effective income benefit was 17.7 percent in 2003 compared to an income tax benefit of 10.6 percent in 2002. The 2003 effective income tax benefit rate was primarily a result of the reduction in the deferred tax asset valuation allowance due to a decrease in net deferred tax assets. The 2002 effective tax benefit rate reflects a $690,000 tax refund (28.3 percent reduction in rate) as a result of the Jobs Creation and Worker Assistance Act of 2002 and a $495,000 reduction in the valuation allowance on deferred tax assets (20.3 percent reduction in rate) due to a decrease in net deferreds..

Outlook

We are cautiously optimistic about the rate of sales growth in 2005, although unfilled confirmed order backlog has decreased in both our specialty trailer and motorcoach segments. At December 31, 2004 the new order backlog for trailers of $17.6 million is 4 percent below its level of $18.3 million at December 31, 2003. Motorcoach backlog has decreased by 33% to a level of $7.7 million at December 31, 2004 compared to $11.5 million at December 31, 2003. These backlogs have continued to decline in the early months of 2005, with trailer backlog at $13.3 million at February 28, 2005 compared to $19.7 million at February 29, 2004, and motorcoach backlog of $5.7 million at February 28, 2005 compared to $11.9 million at February 29, 2004. We believe the decrease in trailer backlog can be attributed primarily to the heavy buying by dealers in the fourth quarter of 2004 in anticipation of a 5% increase in prices as of January 1, 2005 for all trailers invoiced after that date that were not in backlog at December 31, 2004 to offset increased aluminum costs in 2005. We believe that the price increase has decreased the new order levels in the early months of 2005 as the dealers' inventories are being reduced. Management believes the reduction in motorcoach backlog primarily reflects a change in customer buying preferences, i.e., buying completed coaches rather than ordering a custom coach for future delivery and does not reflect a reduction in the demand for motorcoaches. Management expects that sales in both business segments will continue to improve if the national economic business conditions improve and consumer uncertainty diminishes. There is continuing focus by the Company on sales and marketing related activities that have been effective in increasing sales in the past, but there is no assurance they will be successful in increasing order levels to maintain or exceed the 2004 sales volume or that the price increase initiated as of January 1, 2005 will be sufficient to offset increased aluminum and other cost increases that may be incurred in 2005.

The Company believes its name recognition and close affiliation with the motorsports industry will continue to have a positive impact on its sales of specialty trailers, transporters and luxury motorcoaches. With more than 75 percent of its revenue from end users in motorsports and leisure and entertainment categories, which also includes horse trailers, and its strong position in the livestock trailer market, the Company believes it is strategically well-positioned to continue to benefit from these markets. The Company introduced 90 new and enhanced models of trailers in 2004 and added motorcoach models with enhanced features.

Liquidity and Capital Resources

General

The Company's liquidity is primarily affected by its cash flow from operations together with changes in amounts available to borrow on its approved lines of credit with U.S. Bank and GE. During the year ended December 31, 2004, the Company's operating activities provided net cash of $7.2 million. At December 31, 2004, the Company had approximately $9.5 million available to borrow under its credit lines compared to $6.7 million at December 31, 2003, an increase of $2.8 million as availability under these both lines increased due to changes in eligible receivables and inventories.

The Company's liquidity can be measured by two key indicators, its current ratio and its ratio of debt to shareholders' investment.. The Company's ratio of current assets to current liabilities was 1.44 : 1 at December 31, 2004, compared with a ratio of 1.38 : 1 at December 31, 2003. This ratio has improved as a result of operating results and cash flow. The ratio of total debt to shareholders' investment decreased to 1.54 to 1 at December 31, 2004 from 2.15 to 1 at December 31, 2003. This ratio improved as stockholders' investment increased during 2004 as a result improved net income for the year.

To maintain an efficient level of trailer production, increased expenditures for working capital items may be required from time to time to support production levels in excess of sales. A significant increase in trailer backlog beginning in the fourth quarter 2003 and through the first two quarters of 2004 led to an increase in raw materials and work in process inventories by $2.7 million. The production workforce was also expanded proportionally with the increased level of orders. Production levels in excess of new order levels especially during the last two quarters of 2004 have resulted in the growth of finished trailer inventories by $2.9 million. It is the Company's expectation that a substantial portion of these additional trailers will be sold to dealers in the coming months. However, there is no assurance this will occur, which could adversely impact the liquidity of the Company. At the Company's request, U.S Bank increased its asset-based revolving credit commitment from $14 million to $17 million in December 2004 to provide funding for this inventory growth.

To maintain a level motorcoach production schedule, production may begin on coaches before an order has been received from a specific buyer. As of December 31, 2004, approximately 70 percent of the coaches in production and to be completed over the next four months have not been sold to specific customers as compared to 59 percent at December 31, 2003. For the year ended December 31 2004, total units produced exceeded units sold and new coach inventory increased by $2.1 million. While it is the Company's expectation that substantially all of these motorcoaches will be sold to specific customers, there is no assurance this will occur. Accordingly, this could adversely impact the liquidity of the Company.

During the first quarter of 2005, the Company has scheduled payments for debt principal and interest, expiring motorcoach shell consignment agreements, management performance bonus payments, 401k matching contribution payment and other fixed obligations that will require cash flows of $11.3 million, including $2.2 million paid to GE due to changes in advance rates on certain coaches on February 22, 2005. Additional payments may be required for the commitments and contingencies referred to in Note 9 to the consolidated financial statements included in this annual report on Form 10-K. These payments are expected to be funded by cash generated from operations as well as availability on existing lines of credit.

Credit Facilities and Other Financing Activities

The following, read in conjunction with Note 8 to the consolidated financial statements included in this annual report on Form 10-K, is a summary of the Company's agreements with its principal lenders:

1. The Company's Amended and Restated Loan Agreement with U.S. Bank is in an aggregate amount of $27.8 million, including $17.0 million in an asset-based revolving credit commitment, $8.1 million in term loans on existing real estate and equipment and $2.7 million as a term loan for new equipment purchases. As of December 31, 2004, net availability on the revolving credit line was $11.3 million with about $4.2 million outstanding. The $8.1 million term notes are

repayable over varying terms ending October 31, 2008 with aggregate monthly principal payments of $98,000 plus interest until maturity. Monthly principal payments are required on the outstanding principal balance on the new equipment term loan based on a 60 month amortization schedule ($7,700 plus interest on outstanding balance of $460,000 at December 31, 2004) and will be determined as borrowings are made on this note with the unpaid balance due on October 31, 2008. The Company was in compliance with all the covenants of this agreement at December 31, 2004.

2. The Company's Amended Wholesale Financing Agreement with GE provides for aggregate financing of $25 million on new and used motorcoaches held as inventory by the Company. As of December 31, 2004, the aggregate availability under this agreement based upon motorcoach inventory levels and composition was $21.8 million with $19.4 million outstanding. The Company was in compliance with all the covenants of this agreement at December 31, 2004.
3. In 2003, the Company entered into a Floor Plan Financing Agreement with Regions Bank, for aggregate financing of $3.0 million to fund 100 percent of the cost of new motorcoaches purchased for resale from Foretravel, the manufacturer. During 2004, the Agreement was amended to provide for use of this line to also fund purchases of travel trailers from Coachmen, Inc. As of December 31, 2004, $1.9 million was outstanding on this agreement. The Company was in compliance with the financial covenants of this agreement.

4. The Company's motorcoach shell manufacturer provides shells to the Company on a 4-month consignment basis. Payment is required at the time a motorcoach is sold or at the end of the consignment period. At December 31, 2004, the amount due the Company's shell manufacturer for consigned shells was $7.3 million and there were no shells with an expired consignment term.

5. On January 21, 2005, the Company entered into a Mortgage Agreement with GE Commercial Finance Business Property Corporation (GE Property) whereby the Company borrowed the funds to purchase for $5.3 million the Sanford, Florida property it uses as a sales and service center for the motorcoach division. The mortgage note matures on February 1, 2017, bears interest at 6.49 percent per annum and requires monthly principal and interest payments of $52,874. Prior to entering into this agreement, the Company was using this property under the terms of a lease agreement and it was recorded on the Company's balance sheet as a capital lease obligation. As this property was previously recorded as a capitalized lease, the Company does not expect a significant increase in annual depreciation or interest expense..

Certain Other Obligations

As described in Note 9 to the consolidated financial statements included in this annual report on Form 10-K, the Company is subject to a number of commitments and contingencies that may affect its liquidity.

Statement of Cash Flows

Following is a discussion of the principal components of the Company's cash flow for the year ended December 31, 2004, as reflected in the condensed consolidated statements of cash flow:

Operating activities provided net cash of $7.1 million. The Company's net income of $4.9 million included non-cash depreciation and amortization of $2.4 million and other non-cash items in an aggregate net amount of $178,000. Net changes in receivables, inventories and prepaid assets used cash of $5.2 million. The substantial portion of this change resulted from total inventory levels increasing by about $6.4 million as a $8.9 million increase in raw materials, work in process, and new trailer and motorcoach inventories was partially offset by a $2.5 million decrease in used motorcoach inventories and an aggregate $1.3 million decrease in receivables, leased trailers and prepaid expenses. Net changes in accounts payable, accrued liabilities and other current liabilities provided cash of $4.8 million. Changes in these liabilities included, among other items: an increase of $758,000 in motorcoach shells payable as work in process increased, a $960,000 increase in trade accounts payables due to increased terms from trade creditors; and an increase of $3.0 million in accrued liabilities due mainly to increased accruals for payroll, incentive bonuses, 401K match contributions and dealer holdback payments.

The Company's investing activities used cash of $1.9 million, principally for the purchase of plant and equipment. In 2004, U.S. Bank renewed the availability of a capital expenditure financing under a $2.7 million Capital Expenditure Term Note to finance certain of the Company's capital expenditures for machinery and equipment in 2004 and 2005. Borrowings against this term note were $460,000 at December 31, 2004 for capital expenditures in 2004.

The Company's financing activities used net cash of $5.2 million, including $2.9 million for net reductions in wholesale financing and line of credit borrowings, a $1.3 million net reduction in other long term debt, which is net of

$460,000 received by the Company on its Capital Expenditure Term Note, as discussed in the preceding paragraph, and $2.1 million for Trade Creditors Repayment Plan payments. Checks issued but not presented for payment increased by $824,000. Borrowings on the U.S. Bank line of credit are used to fund these checks as they are presented for payment at the bank.

The Company believes that its current sources of liquidity will be sufficient to fund continued operations and capital requirements for the next twelve months. As described above, the Company has agreements with its two major lenders to continue funding in 2005 and beyond, assuming ongoing compliance with applicable covenants.

For the foreseeable future, the Company does not plan to pay dividends but instead will follow the policy of reinvesting any earnings in order to finance the expansion and development of its business. The Company is a party to certain loan agreements that prohibit the payment of dividends without the lenders' consent.

Contractual Obligations

Contractual obligation In 000's	Total	1 year or less	2-3 Years	4-5 Years	More Than 5 years
Long-term debt (1)	$ 8,357	$ 1,445	$ 5,059	$ 1,853	$ -
Capitalized lease (1)(4)	4,434	254	574	3,606	-
Interest payments on fixed rate debt (5)	1,305	511	645	149	-
Operating leases (2)	4,099	1,129	1,990	644	336
Purchase obligations (3)	3,811	3,811	-	-	-
Total	$22,006	$ 10,489	$ 8,268	$6,252	$ 336

(1) See Note 8 to consolidated financial statements included in this annual report on Form 10-K.
(2) See Note 9 to consolidated financial statements included in this annual report on Form 10-K.
(3) The Company has no contracts with suppliers to buy aluminum in 2005 at agreed upon prices; however, it has firm commitments with the motorcoach shell manufacturer to purchase a number of shells in 2005.
(4) On January 21, 2005, this capitalized lease was terminated and the Company purchased the leased property using the proceeds of a $5.3 million mortgage, which is payable in monthly installments of $52,874, including annual interest at 6.49% for a period of 12 years.
(5) Does not include interest that varies with the prime rate on approximately $31 million of debt.

Off-Balance Sheet Arrangements

The Company did not have any material off-balance sheet arrangements at December 31, 2004 or during the year then ended.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make decisions based upon estimates, assumptions, and factors it considers as relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in economic conditions or other business circumstances may affect the outcomes of management's estimates and assumptions. Accordingly, actual results could differ from those anticipated, and could harm the Company's future liquidity.

The Company's critical accounting policies that we believe require the most significant estimates and assumptions by management, include the following:

Inventories: Inventories are stated at the lower of cost, as determined on a first-in, first-out (FIFO) basis, or market and includes materials, labor and overhead costs. Raw materials consist of the cost of materials required to produce trailers and complete motorcoach conversions and to support parts sales and service. Work in process consists of costs related to materials, bus conversion shells, labor and overhead related to the production process. The Company writes down its inventory for obsolescence, and the difference between the cost of inventory and its estimated market value. In the past, the Company has recorded significant reductions in the value of its used motorcoach inventory. Inventory write-downs are based on assumptions about future sales demand and market conditions. If actual sales demand or market conditions change from those projected by management, additional inventory write-downs may be required.

Revenue Recognition: The Company recognizes revenue from the sale of trailers and motorcoaches when title and risks of ownership are transferred to the customer, which generally is upon shipment or customer pick-up. A customer may be invoiced for and receive title prior to taking physical possession when the customer has made a fixed, written commitment to purchase, the trailer or motorcoach has been completed and is available for pick-up or delivery, and the customer has requested the Company to hold the trailer or motorcoach until the customer determines the most economical means of taking physical possession. Upon such a request, the Company has no further obligation except to segregate the trailer or motorcoach, issue its Manufacturer's Statement of Origin (MSO), invoice the customer under normal billing and credit terms and hold the trailer or motorcoach and related MSO for a short period of time, as is customary in the industry, until pick-up or delivery and receipt of payment. Products are built to customer specification and no right of return or exchange privileges are granted. Accordingly, no provision for sales allowances or returns is normally required except in unusual circumstances.

Long-lived Assets: Management periodically reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. In performing the review for recoverability, management estimates the non-discounted future cash flows expected to result from the use of the asset and its eventual disposition.

Product Warranty: The Company's products are covered by product warranties ranging from one to six years after the date of sale. At the time of sale, the Company recognizes estimated warranty costs based on prior history and expected future claims and records an accrued liability. The accrued liability is reduced as actual warranty costs are paid and is evaluated periodically to validate previous estimates and known requirements and is adjusted as necessary.

Other: The Company has reserves for other loss exposures, such as litigation, taxes, product liability, worker's compensation, employee medical claims, vacation and accounts receivable. Establishing loss reserves for these matters requires use of estimates and judgment in regards to risk exposure and ultimate liability. The Company estimates losses under the programs using consistent and appropriate methods; however, as better information becomes available or as actual amounts are determinable, the recorded estimates are revised. Ultimate results could differ from these estimates.

ITEM 7A. QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Risk

The Company is exposed to market risks related to changes in the cost of aluminum. Aluminum is a commodity that is traded daily on the commodity markets and fluctuates in price. The average Midwest delivered cash price per pound for ingot aluminum during the three years ended December 31, 2004, as reported to the Company by its suppliers was $0.85 in 2004, $0.68 in 2003, and $0.65 in 2002. The current average aluminum cost per pound for 2005 delivery is $0.92 for the first two months of 2005. The Company's cost of aluminum, which was approximately 14 percent of consolidated cost of sales in 2004, varies from these market prices due to vendor processing charges, timing of purchases, and contractual commitments with suppliers for specific prices and other factors. In 2004, the Company obtained commitments from suppliers to provide, at an agreed upon fixed price, more than 90 percent of its anticipated requirements for 2004, which reduced substantially the risk of aluminum cost fluctuations for the year. The Company has not yet obtained such commitments for 2005. If the Company is unable to obtain such commitments from suppliers or otherwise reduce the price risk related to 2005, this could have an adverse impact on the Company's operating results if the cost of aluminum increases significantly above 2004 levels in 2005 and the Company cannot increase its product prices sufficiently to cover such increases. The Company initiated a 5 percent price increase for substantially all trailer products other than interior packages that are invoiced after December 31, 2004 unless they were ordered and in backlog at December 31, 2004. Management believes this price increase will cover the higher aluminum costs in 2005. There is a potential risk of loss related to fixed price contracts if there is a substantial drop in the actual cost of aluminum in relation to the contract price, which would affect the competitive price of the Company's products.

Interest Rate Risk

The Company is exposed to market risks related to changes in U.S. and international interest rates. Approximately $31 million of the Company's debt bears interest at a variable rate. An interest rate increase by one percentage point would reduce the Company's future annual net income by approximately $193,000 at current debt levels.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Except for the report of the Company's independent auditors, which is set forth below, the consolidated financial statements and notes appear on pages 31 through 46. Quarterly financial data appears in Item 6.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Featherlite, Inc.:

We have audited the accompanying consolidated balance sheets of Featherlite, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' investment and comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Featherlite, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
March 29, 2005

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. After evaluating the effectiveness of the Company's "disclosure controls and procedures" pursuant to Rule 13a-15(b) of the Securities and Exchange Act of 1934 (the Exchange Act) as of the end of the period covered by this annual report, our chief executive officer and chief financial officer, with the participation of the Company's management, have concluded that the Company's disclosure controls and procedures are effective to ensure that information that is required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission.

(b) Changes in internal controls. There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect the Company's control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

Other than "Executive Officers of the Registrant", which is set forth at the end of Part I of this Form 10-K, the information required by Item 10 relating to directors, codes of ethics and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the sections labeled "Election of Directors", "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" that appear in the Company's definitive Proxy Statement for its 2005 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference to the section labeled "Executive Compensation" which appears in the Company's definitive Proxy Statement for its 2005 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated herein by reference to the sections labeled "Principal Shareholders", "Management Shareholdings" and Equity Compensation Plans" that appear in the Company's definitive Proxy Statement for its 2005 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 is incorporated herein by reference to the section labeled "Certain Transactions" that appears in the Company's definitive Proxy Statement for its 2005 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 15 is incorporated herein by reference to the section labeled "Fees of Independent Public Accountants" that appears in the Company's definitive Proxy Statement for its 2005 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) **Documents filed as part of this report:**

(1) **Consolidated Financial Statements:**
The following consolidated financial statements of the Company and subsidiary are filed as part of this Form 10-K:

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEATHERLITE, INC.

By: /s/ Conrad D. Clement
Conrad D. Clement
President and Chief Executive Officer

Date: March 31, 2005

POWER OF ATTORNEY

Each person whose signature appears below constitutes CONRAD D. CLEMENT and TRACY J. CLEMENT his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Conrad D. Clement Conrad D. Clement	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2005
/s/ Jeffery A. Mason Jeffery A. Mason	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 31, 2005
/s/ Tracy J. Clement Tracy J. Clement	Executive Vice President and Director	March 31 , 2005
/s/ Charles A. Elliott Charles A. Elliott	Director	March 31, 2005
/s/ Thomas J. Winkel Thomas J. Winkel	Director	March 31, 2005
/s/ Kenneth D. Larson Kenneth D. Larson	Director	March 31, 2005
/s/ Terry E. Branstad Terry E. Branstad	Director	March 31,2005

Featherlite, Inc.
Consolidated Balance Sheets
December 31, 2004 and 2003

(In thousands)	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 179	$ 173
Receivables, net	4,781	6,033
Refundable income taxes	497	783
Inventories	61,730	55,638
Leased promotional trailers	1,669	1,501
Prepaid expenses	1,827	1,850
Deferred tax asset	1,275	-
Total current assets	71,958	65,978
PROPERTY AND EQUIPMENT :		
Land and improvements	4,515	4,501
Buildings and improvements	12,397	12,159
Machinery and equipment	16,477	15,181
	33,389	31,841
Less- accumulated depreciation	(17,386)	(15,610)
Net property and equipment	16,003	16,231
OTHER ASSETS	4,252	4,391
	$ 92,213	$ 86,600
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
CURRENT LIABILITIES:		
Wholesale financing and other notes payable	$ 22,106	$ 22,759
Current maturities of long-term debt	1,699	2,113
Checks issued but not yet presented	2,900	2,076
Motorcoach shell costs payable	7,277	6,519
Trade acounts payable	4,323	3,363
Trade creditors repayment plan	-	2,064
Accrued liabilities	9,124	6,323
Customer deposits	2,698	2,613
Total current liabilities	50,127	47,830
LONG-TERM DEBT		
Bank line of credit	4,243	6,454
Other long-term debt, net of current maturities	11,092	11,964
Total long-term debt	15,335	18,418
DEFERRED INCOME TAXES	1,340	-
DEFERRED GRANT INCOME	45	60
MINORITY INTEREST IN SUBSIDIARY	3	
COMMITMENTS AND CONTINGENCIES (Note 9)		
SHAREHOLDERS' INVESTMENT		
Common stock - 7,243 and 7,196 shares outstanding	18,327	18,214
Additonal paid-in capital	4,238	4,170
Retained earnings (deficit)	2,798	(2,092)
Total shareholders' investment	25,363	20,292
	$ 92,213	$ 86,600

The accompanying notes are an integral part of these consolidated balance sheets.

Featherlite, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2004, 2003 and 2002
(In thousands, except per share data)

	2004	2003	2002
Net sales	$ 216,361	$ 179,974	$ 193,166
Cost of sales	182,678	156,940	167,152
Gross profit	33,683	23,034	26,014
Selling and administrative expenses	25,243	20,595	20,347
Restructuring charge (credit) (Note 5)	-	(222)	400
Income from operations	8,440	2,661	5,267
Other income (expense):			
Interest expense	(2,304)	(2,466)	(3,032)
Other income(expense), net	331	299	202
Total other expense	(1,973)	(2,167)	(2,830)
Income before taxes	6,467	494	2,437
Income tax (provision) benefit	(1,658)	106	258
Minority interest in subsidiary loss	81	105	-
Net income	$ 4,890	$ 705	$ 2,695
Net income per share -basic	$ 0.68	$ 0.11	$ 0.41
-diluted	$ 0.64	$ 0.10	$ 0.38

Consolidated Statements of Shareholders' Investment and Comprehensive Income
For the years ended December 31, 2004, 2003 and 2002
(In thousands) .

	—Common Stock— Outstanding Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Investment
Balance, December 31, 2001	6,535	16,595	4,062	(5,492)	(24)	15,141
Fair value of warrants issued			95			95
Comprehensive income:						
Net income for the period				2,695		2,695
Realized loss on interest rate swap agreement, net of tax					24	24
Total comprehensive income						2,719
Balance, December 31, 2002	6,535 $	16,595 $	4,157 $	(2,797) $	- $	17,955
Common stock issued upon conversion of subordinated promissory note and interest	661	1,619				1,619
Fair value of stock options issued			13			13
Comprehensive income:						
Net income for the period				705		705
Total comprehensive income						705
Balance, December 31, 2003	7,196 $	18,214 $	4,170 $	(2,092) $	- $	20,292
Fair value of stock options issued			43			43
Exercise of stock options	47	113				113
Tax benefit of stock option exercised			25			25
Comprehensive income:						
Net income for the period				4,890		4,890
Total comprehensive income						4,890
Balance, December 31, 2004	7,243 $	18,327 $	4,238 $	2,798 $	- $	25,363

The accompanying notes are an integral part of these consolidated financial statements.

Featherlite, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002 (In thousands)

	2004	2003	2002
CASH FLOWS FROM (USED FOR)OPERATING ACTIVITIES:			
Net income	$ 4,890	$ 705	$ 2,695
Adjustments to reconcile net income to net cash provided by operating activities-			
Depreciation and amortization	2,339	2,536	2,135
Fair value of stock options issued	43	13	-
Non-cash restructuring (credit) charge	-	(222)	400
Amortization of prepaid advertising, net	162	117	163
Amortization of warrant	-	-	95
Grant income	(15)	(15)	(15)
Minority interest increase (decrease)	(81)	(105)	-
Provision for deferred income taxes	65	-	-
Tax benefit of stock options exercised	25		
Loss (gain) on sales of property	(21)	(45)	(109)
Changes in current operating items			
Receivables	1,252	(85)	(1,098)
Refundable income taxes	286	346	1,625
Inventories	(6,387)	3,071	4,383
Leased promotional trailers	(229)	535	(175)
Prepaid expenses	(45)	13	(289)
Trade accounts payable	960	(164)	(2,650)
Motorcoach shell costs payable	758	863	(1,875)
Accrued liabilities	2,987	(1,881)	(414)
Customer deposits	85	1,296	(887)
Net cash from operating activities	7,074	6,978	3,984
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:			
Purchases of property and equipment	(1,934)	(997)	(1,629)
Proceeds from sale of equipment	158	142	299
Deposit on Sanford property financing	(106)	-	-
Payment for non-compete agreement	-	-	(25)
Net cash used for investing activities	(1,882)	(855)	(1,355)
CASH FLOWS FROM (USED FOR)FINANCING ACTIVITIES			
Repayments on trade creditors repayment plan	(2,064)	(2,620)	(2,808)
Proceeds from wholesale financing and other notes payable	19,373	6,872	9,221
Repayments of wholesale financing and other notes payable	(20,026)	(9,802)	(10,971)
Proceeds from bank line of credit	224,845	193,191	219,568
Repayments of bank line of credit	(227,056)	(193,536)	(219,995)
Change in checks issued not yet presented	824	668	(1,653)
Proceeds from other long-term debt	524	983	12,732
Repayments of other long-term debt	(1,810)	(2,022)	(10,029)
Proceeds from issuance of common stock for options	113	-	-
Proceeds from capital contributions of FCC minority shareholders	91	98	
Payment of loan acquisition costs	-	-	(223)
Proceeds from subordinated convertible note	-	-	1,500
Net cash used for financing activities	(5,186)	(6,168)	(2,658)
Net cash increase (decrease) for period	6	(45)	(29)
Cash, beginning of period	173	218	247
Cash, end of period	$ 179	$ 173	$ 218
Supplemental disclosures: Interest payments	$ 2,191	$ 2,553	$ 4,343
Trailers exchanged for advertising	122	-	551
Income tax payments	1,864	477	1,557

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Nature of Business and Basis of Presentation

Featherlite, Inc. is engaged in the manufacture and distribution of various types of specialty trailers and luxury motorcoaches as well as related parts, accessories and services. Specialty trailers are manufactured at facilities in Iowa, while luxury motorcoaches are manufactured in Florida. Its Oklahoma motorcoach manufacturing location was closed in 2001; the Company reopened this facility as a motorcoach resale and service center in October, 2003 (see Note 5). Trailers are primarily sold to authorized dealers throughout the United States and Canada. Terms and conditions for business are defined by standard agreements with each authorized dealer. Luxury motorcoaches are sold directly to end-user customers. Featherlite Aviation Company, a wholly owned subsidiary, is involved in the purchase and resale of used business class aircraft, but has not had any purchases or sales of aircraft in 2004, 2003 or 2002. Featherlite Chemicals Holdings, LLC, a wholly owned subsidiary, owns a 51 percent interest in Featherlite Chemicals, LLC (FCC) that was formed and began operations in 2003 to market and sell car care products as discussed in Note 4.

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Featherlite, Inc., and its wholly owned subsidiaries, Featherlite Aviation Company and Featherlite Chemicals Holdings LLC, , which are referred to herein as the Company. All material intercompany accounts and transactions have been eliminated in consolidation.

Fair Values of Financial Instruments: The carrying values of cash, accounts receivable and payable, short-term debt and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The carrying value of long-term debt, including current maturities, approximates its fair value because the related interest rates either fluctuate with the lending bank's current prime rate or approximate current rates of debt of a similar nature or maturity.

Financial Statement Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The more significant estimates are used for such items as: valuation of used trailer and motorcoach inventory, depreciable lives of property and equipment, allowance for doubtful accounts, and reserves for obsolete and excess inventory, warranty and self-insurance. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised. Ultimate results could differ from these estimates.

Concentrations: The Company purchases all of its motorcoach shells for conversion from one supplier. The purchases represented approximately 10%, 9%, and 9% of consolidated cost of sales for the years ended December 31, 2004, 2003 and 2002, respectively. Although there are a limited number of manufacturers of motorcoach shells, management believes that other suppliers could provide similar shells on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely, also, aluminum purchases were approximately 14 percent of consolidated cost for sales in the year ended December 31, 2004.

Receivables: Receivables are stated net of an allowance for doubtful accounts of $465,000 and $312,000 at December 31, 2004 and 2003, respectively.

Inventories: Inventories are stated at the lower of cost, as determined on a first-in, first-out (FIFO) basis, or market and includes materials, labor and overhead costs. Raw materials consist of the cost of materials required to produce trailers and complete motorcoach conversions and to support parts sales and service. Work in process consists of costs related to materials, bus conversion shells, labor and overhead related to the production process. Inventories were as follows at December 31, 2004 and 2003 (in thousands):

	2004	2003
Raw materials	$ 7,491	$ 6,176
Work in progress	15,362	13,116
Finished trailers and motorcoaches	23,750	18,199
Used trailers and motorcoaches	15,127	18,147
Total	$ 61,730	$ 55,638

In 2004 and 2003, the Company evaluated the carrying value of its motorcoach inventories and recorded total charges of $500,000 and $1.4 million, respectively, to cost of sales to reduce the carrying cost of this inventory to its estimated net realizable value. Finished and used inventories are presented net of $1.0 million and $946,000 of valuation allowances to reflect such inventories at lower of cost or market at December 31, 2004 and 2003, respectively.

Prepaid Expenses: Prepaid expenses primarily include the unamortized portion of annual property, casualty and third party liability insurance premiums. These premiums are amortized to expense over the insurance year.

Leased Promotional Trailers: The Company leases trailers to third parties for promotional purposes at a nominal lease cost when the Company believes it will derive an economic benefit from these arrangements. Normally, the leases on these trailers are for a one year period, with longer periods in some instances. Trailers with leases maturing in more than one year are classified as long-term in "other assets" in the accompanying consolidated balance sheets whereas trailers with leases maturing within the next year are classified as current. The carrying cost of these trailers is reduced over the lease period by the estimated diminution in gross margin that will occur during the lease period.

Property and Equipment: Property and equipment are stated at cost, while repair and maintenance items are charged to expense as incurred. Depreciation is provided for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of 31 to 39 years for buildings and improvements, 15 years for land improvements and 5 to 7 years for machinery and equipment. Management periodically reviews the carrying value to long-lived assets for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. In performing the review for recoverability, management estimates the non-discounted future cash flows expected to result from the use of the asset and its eventual disposition.

Product Warranty: The Company's products are covered by product warranties ranging from one to six years after the date of sale. At the time of sale, the Company recognizes estimated warranty costs, based on prior history and expected future claims, by a charge to cost of sales and records an accrued liability. The accrued liability is reduced as actual warranty costs are paid and is evaluated periodically to validate previous estimates and known requirements and adjusted as necessary.

Revenue Recognition: The Company recognizes revenue from the sale of trailers and motorcoaches when title and risks of ownership are transferred to the customer, which generally is upon shipment or customer pick-up. A customer may be invoiced for and receive title prior to taking physical possession when the customer has made a fixed, written commitment to purchase, the trailer or motorcoach has been completed and is available for pick-up or delivery, and the customer has requested the Company to hold the trailer or motorcoach until the customer determines the most economical means of taking physical possession. Upon such a request, the Company has no further obligation except to segregate the trailer or motorcoach, issue its Manufacturer's Statement of Origin (MSO), invoice the customer under normal billing and credit terms and hold the trailer or motorcoach and related MSO for a short period of time, as is customary in the industry, until pick-up or delivery and receipt of payment. Products are built to customer specification and no right of return or exchange privileges are granted. Accordingly, no provision for sales allowances or returns is normally required except in unusual circumstances. At December 31, 2004 and 2003, respectively, a reserve of $15,000 and $67,000 was provided for certain agreed upon trailer repurchases.

Revenue from sales of parts is recognized when the part has been shipped. Revenue from the delivery and servicing of trailers and motorcoaches is recognized when the service is completed. Revenues related to shipping and deliveries are included as a component of net sales and the related shipping costs are included as a component of cost of sales.

Stock-based Compensation: The Company has a stock option plan for directors, officers and key employees. In 2003, it adopted SFAS No. 123, "Accounting for Stock Based Compensation" under the transition provisions allowed by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Prior to 2003, -it accounted for these option plans in accordance with Accounting Principles Board (APB) Opinion No. 25 under which no compensation cost has been recognized. For more information on the Company's stock-based compensation, see Note 12 to these consolidated financial statements.

The following table illustrates the effect on net income and net income per common share for the years ended December 31, 2004, 2003 and 2002, as if the Company had applied SFAS No. 123 in those years:

	2004	2003	2002
Net income (000's)			
As reported	$ 4,890	$ 705	$ 2,695
Stock-based compensation expense included in reported net income, net of related tax effects	43	13	-
Stock-based compensation expense, determined under fair value method of all awards, net of related tax effects	(66)	(64)	(615)
Pro forma net income	$ 4,867	$ 654	$ 2,080
Basic net income per share			
As reported	$ 0.68	$ 0.11	$ 0.41
Pro forma	0.67	0.10	0.32
Diluted net income per share			
As reported	$ 0.64	$ 0.10	$ 0.38
Pro forma	0.63	0.09	0.29

The fair value of each option shown below has been estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for grants in 2004, 2003, and 2002:

	2004	2003	2002
Weighted average fair value of options granted during the year	$3.58	$1.13	$1.43
Dividend Rate	0%	0%	0%
Price Volatility- 5 year options		71.3%	71.0%
Price Volatility- 10 year options	70.2%		71.5%
Risk-free interest rate-5-year options		2.7%	4.4%
Risk-free interest rate- 10-year options	3.9%		4.0%
Expected life- 5 year options		5 yrs.	5 yrs.
Expected life- 10 year options	10 yrs		10 yrs.

Income Taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. See Note 7 to these consolidated financial statements.

Comprehensive Income or Loss: Comprehensive income or loss consists of the Company's net income and unrealized losses from an interest rate swap agreement and is presented in the consolidated statements of shareholders' investment and comprehensive income.

Reclassifications: Certain prior year information has been reclassified to conform to the current year presentation. These reclassifications had no affect on net income or stockholders' investment as previously reported.

New Accounting Pronouncements:

On October 22, 2004, the FASB issued FASB Staff Position (FSP) 109-1, Application of FASB Statement No. 109, *Accounting for Income Taxes*, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Job Creation Act of 2004. FSP No. 109-1 clarifies how to apply SFAS No. 109 to the new law's tax deduction for income attributable to "domestic production activities." The fully phased-in deduction is up to nine percent of the lesser of taxable income or "qualified production activities income." The staff proposal would require that the deduction be accounted for as a special deduction in the period earned, not as a tax-rate reduction. As of the end of 2004, we have not drawn any conclusion regarding this opportunity to our overall strategy and expect to complete the evaluation of this opportunity 2005.

In December 2004, the Financial Accounting Standards Board (FASB) released its final revised standard, Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment. SFAS 123R requires that a public entity measure the cost of equity based service awards based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. We have no outstanding liability based service awards. SFAS 123R also requires that the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as is currently required. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. Adoption of SFAS 123R is required for interim or annual periods beginning after June 15, 2005. We adopted SFAS 123 in 2003 through the provisions allowed in SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure. The adoption of SFAS 123R in the third quarter of 2005 will not have a material impact on our consolidated financial position, results of operations, or cash flow.

.In November 2004, the FASB issued FAS 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4, " which is effective for the company on January 1, 2006. The standard amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. In addition, the standard requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The company is currently evaluating the impact of this standard.

Note 3. Other Assets

Other assets consist of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Aircraft held for resale	$ 2,580	$ 2,760
Deposits	717	649
Leased promotional trailers	637	578
Advertising and promotion	174	238
Deposit on building repurchase	106	-
Other	38	166
Total	$ 4,252	$ 4,391

Aircraft Held for Resale: The Company is a licensed aircraft dealer and markets used business-class aircraft. At December 31, 2004 and 2003, the Company owned one used aircraft. Aircraft purchased for resale are stated at the lower of cost or estimated net realizable value. The Company periodically evaluates the aircraft's net realizable value and, if necessary, reduces the carrying value. During 2004, 2003 and 2002, the Company wrote down the aircraft by $232,000, $480,000 and $160,000, respectively, with charges to selling and administrative expenses to reflect declines in its estimated market value.

Deposits: The Company has deposits on motorcoach shells in the amount of $320,000 at December 31, 2004 and 2003. The motorcoach shell manufacturer will hold these deposits as long as the Company holds motorcoaches on a consignment basis as discussed in Note 8. The Company also has other deposits with its workers compensation administrators and others in the amount of $397,000 and $329,000 and December 31, 2004 and 2003, respectively.

Leased promotional trailers: Leases of promotional trailers beyond one year are classified as long-term as discussed in Note 2.

Advertising and promotion: The Company exchanged trailers and coaches primarily for promotional and advertising services of an equivalent value. These contracts were capitalized at the cost basis of the inventory exchanged. These agreements, including those classified as prepaid expenses of $131,000 and $106,000 at December 31, 2004 and 2003, respectively, are being amortized over the period the services will be rendered. Amortization to advertising expense was $162,000 in 2004, $117,000 in 2003, and $163,000 in 2002.

Deposits on building repurchase: The Company had made deposits totaling $106,000 at December 31, 2004 with GE Commercial Finance Business Property Corporation (GE Commercial) in connection with securing a mortgage to repurchase the Sales and Service Center in Sanford, Florida that is presently leased. These deposits were applied against closing and other costs related to this repurchase when it was completed on January 21, 2005 as discussed further in Note 8 to consolidated financial statements.

Note 4. Investment in Featherlite Chemicals LLC (FCC)

During the years ended December 31, 2004 and 2003, the Company paid $108,000 and $89,000 respectively, as capital contributions to FCC. The accounts of FCC are consolidated with the accounts of Featherlite. The principal business activity of FCC is to market and sell car care products manufactured by Benbow Chemical Packaging, Inc. (the 49 percent minority owner) under the Featherlite Car Care brand name and a NASCAR license agreement. At December 31, 2004, the capital contribution of the owners exceeded the operating losses of FCC by $5,900. The minority interest's share of that excess was $2,900 at December 31, 2004. At December 31, 2003, the operating losses of FCC exceeded the owners' capital contributions and minority interests share of that excess ($7,000) was included in other assets. The Company and Benbow are committed to continue to make additional capital contributions to fund the operations of FCC in 2005, as necessary.

Note 5. Restructuring Charge

In June 2001, the Company adopted a plan to shut-down and sublease its Pryor, Oklahoma manufacturing facility and suspend development and manufacturing of the Vogue 6000 motorcoach line. The Company closed this facility in August 2001. An accrual in the amount of $4.5 million was made in the financial statements in 2001, including $2.9 million charged to cost of sales, to provide for exit and other costs related to this restructuring. As a result of the Company's inability to sublease this facility in 2002, the Company began exploring alternative options to use this facility again. In 2003 and 2002, prior to the decision to reopen the facility as a sales location, an additional $100,000 and $400,000, respectively, in additional restructuring charges were recorded. In October 2003 the Company opened this facility as a sales center for recreational vehicles and motorcoaches and the remaining unused balance in the accrual, which was not material to the consolidated financial statements, was reversed against restructuring charges resulting in a net credit of $222,000.

Note 6. Trade Creditor Repayment Plan

In November, 2001 the Company implemented a Trade Creditor Repayment Plan (the Plan) with certain of its trade creditors. During 2004, 2003 and 2002 the Company made payments in accordance with the Plan of $2.1 million $2.6 million and $2.8 million, respectively. At December 31, 2004, there is no remaining unpaid obligation under the Plan.

Note 7. Income Tax Matters

The components of the (provision) benefit for income taxes for the years ended December 31 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002
Current			
Federal	$ (1,443)	$ 200	$ 258
State	(150)	(94)	-
	(1,593)	106	258
Deferred	(65)	-	-
Total	$ (1,658)	$ 106	$ 258

The statutory Federal income tax (provision) benefit rate is reconciled to the effective income tax (provision) benefit rate as follows for years ended December 31, 2004, 2003 and 2002, respectively:

	2004	2003	2002
Statutory Federal income tax (provision) benefit rate	(34.0%)	(34.0%)	(34.0%)
Increase(decrease) in rate arising from:			
State income taxes, net of			
Federal income tax effect	(2.3)	(15.7)	-
Valuation allowance increase (decrease)	12.7	91.0	20.3
Benefit from carryback claim to prior years	-	-	28.4
Non-deductible expenses	(1.7)	(23.6)	(4.1)
Effective tax (provision) benefit rate	(25.3%)	17.7%	10.6%

The Job Creation and Workers Assistance Act of 2002 enabled the Company to amend its 2001 Federal income tax return and claim additional deductions relating to its self-insured employee medical plan. These deductions increased the 2001 income tax loss, which carried back to prior years resulting in refunds of taxes paid in those years. In addition, tax law changes enabled the Company to claim refunds for Alternative Minimum tax payments made in prior years. These refunds, which totaled $690,000, were recorded as a reduction of the provision for income taxes in the third quarter of 2002.

Deferred tax assets and liabilities consist of the following components as of December 31, 2004 and 2003 (in thousands) :

	2004	2003
Deferred tax asset:		
Accrued expenses	799	973
Accrued warranty expenses	464	452
Inventory allowances	367	159
Receivable allowances	98	101
State tax loss carryforward	75	-
Total deferred tax assets	1,803	1,685
Deferred tax liabilities:		
Depreciation	$ (1,340)	$ (856)
Prepaid expenses	(528)	-
Total deferred tax liabilities	(1,868)	(856)
Net deferred tax (liability) asset	(65)	829
Valuation allowance	$ -	$ (829)

At December 31, 2003, there was a deferred tax asset valuation allowance equal to the net deferred tax asset. This valuation reserve had been recorded in 2003 because the Company was uncertain that future taxable income would be sufficient to realize the asset within a reasonable period of time. In 2004, this allowance was eliminated because of the improvement in the Company's operating results during the year and its improved outlook for the future.

At December 31, 2004, the Company had refundable income taxes of $497,000 resulting from excess deposits during the year on estimated taxable income. At December 31, 2003, the Company had refundable income taxes of $783,000, including $548,000 of deposits made during the year on estimated taxable income and a $235,000 carryback claim from the 2003 Federal net operating loss. At December 31, 2004 and 2003, the Company has no Federal net operating loss carryforwards, but has carryforwards available to offset certain state income taxes.

Note 8. Financing Arrangements

Wholesale Financing and Other Notes Payable: At December 31, 2004 and 2003, wholesales financing and other notes payable consist of the following (in thousands):

	2004	2003
GE Commercial Distribution Finance Company (GE) wholesale finance agreement, interest rate of prime plus 0.25% when the prime is less than 6.25%, otherwise prime (5.25% and 4.25% at December 31, 2004 and 2003); secured by the financed motorcoaches and other assets of the Company	$ 19,426	$ 20,640
Regions Bank (Regions) floor plan financing agreement, monthly interest at the prime rate plus 0.5% (5.75% at December 31, 2004); secured by financed Foretravel motorcoaches and Coachmen trailers-	1,880	1,456
Note payable with an insurance premium finance company	800	663
	$ 22,106	$22,759

The motorcoach wholesale financing agreement with GE, which originated in 1997 and was amended in 1998, 2002 and 2005, provides for a $25 million line of credit to finance completed new and used motorcoaches held in inventory. At December 31, 2004, the aggregate loan value of eligible coaches under this financing agreement was $21.8 million and $19.4 million was borrowed and outstanding. Amounts borrowed are limited to 90% of the cost of eligible new inventory and 70% of the defined value of eligible used inventory. On February 22, 2005, the agreement was amended as follows: (i) there will be a 1.5% per month reduction in amounts borrowed on a used coach when it has been financed more than 360 days and all financing will be due in full on day 720; (ii) after 360 days new units will be converted to used financing at an advance rate of 70 percent versus 90 percent and a 1.5% per month curtailment will begin on day 721 until day 1,080 when all financing on the unit will be due in full and (iii) the financial covenants in the agreement were modified to conform in all material respects to those contained in the Company's lending agreement with U.S. Bank. As of February 22, 2005, the Company had borrowings of $2.2 million which were repaid GE as a result of the revised advance rates. This amount was provided from availability on the Company's existing line of credit with GE. The agreement requires certain covenants, which are summarized in the table on the following page. The Company was in compliance with these covenants in 2004. This agreement is subject to cancellation by GE at any time and the Company may cancel at anytime without penalty.

In 2003, the Company entered into a Floor Plan Financing Agreement with Regions Bank, Birmingham, Alabama, to provide up to $3.0 million of wholesale financing for 100 percent of the cost of new motorcoaches purchased by the Company from Foretravel, Inc. for resale. The agreement requires, among other covenants, a minimum current ratio of 1.2:1 and a leverage ratio of 5:1 or less. The Company was in compliance with these covenants at December 31, 2004.

Line of Credit and Term Notes: On December 24, 2004, the 2002 Amended and Restated Loan Agreement (Agreement) with U.S. Bank was further amended to provide financing in an aggregate amount of $27.8 million (previously $24.2 million), including a $17 million (previously $14 million) asset-based revolving credit commitment, $8.1 million in term loans on existing real estate and equipment and a $2.7 million as a term loan for new equipment purchases. The Agreement previously provided a special advance of $1.0 million for any 60 day period requested by the Company until December 31, 2004 and is not available in 2005. This amended Agreement is for a period ending October 31, 2008 with annual interest accruing on outstanding balances at 5.25% and 4.25%, which is prime rate at December 31, 2004 and prime rate plus 0.50 percent at December 31, 2003.. Advances under the revolving credit commitment range from 70 to 85 percent on eligible accounts receivable and from 30 to 70 percent on eligible inventory. As of December 31, 2004, the asset-based availability on the revolving credit line was $14.2 million with $2.9 million used for letters of credit and the remaining $11.3 million available to borrow, of which there were $4.2 million of borrowings outstanding at December 31, 2004. Repayment of advances on the new equipment term note ($460,000 as of December 31, 2004) are made monthly based on a 60 month amortization from the time the advance is made, with the unpaid balance due on October 1, 2008, unless otherwise extended. The Agreement requires the Company to notify the Bank of material adverse changes in its operations and financial condition, among other matters, and to comply with the financial covenants summarized in the table that follows. As of December 31, 2004, the Company was in compliance with these covenants.

Based on the Company's operating results for 2004 and its business plan for 2005, management believes that the Company will meet all the quarterly and year-end restrictive financial covenants of its lenders, as defined by the underlying agreements (including those with U.S. Bank and GE as revised), which are as follows (amounts in 000's):.

Financial Covenant	Lender	2004 Covenant	December 31, 2004 Actual	2005 Covenant
Minimum Tangible Net Worth	GE*	$15,000	$21,634	Eliminated
Maximum Leverage	GE*&Regions	5 : 1	3.09:1	5:1
Minimum Current Tangible Ratio	GE*	1.15 : 1	1:31 : 1	Eliminated
Minimum Current Ratio	Regions	1.20:1	1.44:1	1.20:1
Three Month Trailing Net Income	GE*	Positive three month income measured monthly	Achieved	Eliminated
Minimum Consolidated Fixed Charge Ratio	U.S. Bank	1 : 1	1.51 : 1	1 : 1
Minimum Tangible Net Worth	U.S. Bank	4.25 : 1	2.84 : 1	4.25 : 1
Minimum Annual Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	U.S. Bank	$6,500	$11,192	$6,500
Maximum Annual Capital Expenditures	U.S. Bank	$2,000	$1,934	$2,000

* On February 22, 2005, an amendment was made to the Wholesale Financing Agreement with GE that conformed the remaining GE financial covenants as of December 31, 2004 and for each quarter ending in 2005 to be the same as those in the U.S. Bank loan agreement.

Motorcoach Shell Cost Payables: The shell manufacturer provides the Company with a certain number of motorcoach shells on a consignment basis for a defined period of time (generally 4 months). Payment is required for each shell at the time it is sold or at the end of the consignment period, whichever occurs sooner. The consignor has the right to demand payment for the shell or to have the consigned unit returned at the end of the consignment term of each shell.

Checks Issued Not Yet Presented: In connection with the U.S Bank line of credit, the Company has a controlled disbursement bank account. Deposits are applied to reduce the outstanding balance on the line of credit and advances from the line of credit are used to pay the checks issued when they are presented to the bank for payment. As of December 31, 2004 and 2003, there was $2.9 million and $2.1 million, respectively, of checks that had been issued but not yet presented for payment.

Other Long-Term Debt: Other long-term debt consisted of the following at December 31, 2004 and 2003 (in thousands):-

	2004	2003
U.S. Bank term notes payable; interest at prime (5.25% at December 31, 2004) payable in monthly installments of $106,000 plus interest; until October 31, 2008 when remaining balance of $115,000 then due; contains same collateral and covenant provisions as Revolving Loan and Security Agreement.	$ 5,505	$ 6,393
Capitalized lease of Florida real estate; payable in monthly installments of $50,000 thru July 31, 2007; lease terminated in January 2005 and replaced with mortgage debt. See note below.	4,434	4,669
Bank notes payable; interest at 6.5%; $26,600 payable monthly including interest; balance of $2.4 million due May 2007; collateralized by aircraft	2,749	2,882
Notes and capitalized leases to banks and others, interest at average of 6.0%, payable in varying monthly installments through 2007; collateralized by real estate and vehicles	103	133
Total	12,791	14,077
Less current maturities	(1,699)	(2,113)
	$11,092	$ 11,964

Capitalized leases: In July, 2002, GBNM Partnership purchased the Company's sales and service center in Sanford, Florida for $5.0 million. The Company then entered into an agreement with GBNM Partnership to lease the Sanford facility beginning August 1, 2002 for an initial term of 7 years plus a 3 year renewal option, at a rental rate of $50,000 per month for the first 5 years. Since the Company has an option to repurchase this facility for $5.4 million on August 1, 2005, this has been recorded as a sale/leaseback financing transaction. No gain or loss was recognized was recognized on this transaction and the carrying cost of the property ($5.1 million) and annual depreciation expense remained unchanged. On January 21, 2005, the Company terminated this lease and exercised its option to repurchase this facility for $5.3 million. This purchase was financed with a mortgage in approximately that amount from GE Commercial Finance Business Property Corporation. This mortgage note bears an annual interest rate of 6.49% and is payable over a 12 year term by monthly principal and interest payments of $53,000. It is secured by the Sanford property. The Company also leases for a period of 4 years a delivery vehicle with an aggregate carrying cost of $50,000 which is being depreciated over a 5 year period.

Interest Rate Swap Agreement: From 1999 to June 30, 2002, the Company was a party to an interest rate swap with First Union Bank, which was accounted for as an interest rate hedge of $4.0 million of fixed rate debt. The remaining loss on this swap of $24,000 was recognized on June 30, 2002, when the First Union note was paid in full and swap was terminated with a payment of $149,000.

Annual maturities of other long-term debt, including the capitalized leases, during the five years subsequent to December 31, 2004 are as follows (in thousands):

Year	Amount
2005	$1,699
2006	1,727
2007	3,906
2008	2,176
2009	3,283
Total	$ 12,791

Note 9. Commitments and Contingencies

Inventory Repurchase Arrangements: Pursuant to dealer inventory floor plan financing arrangements, the Company may be required, in the event of default by a financed dealer, to purchase certain repossessed products from the financial institutions or to reimburse the institutions for unpaid balances including finance charges, plus costs and expenses. The Company was contingently liable under these arrangements for a maximum amount of $15.0 million and $11.7 million at December 31, 2004 and 2003, respectively. The Company has been required to repurchase $ 0, $38,000 and $273,000 in 2004, 2003 and 2002, respectively, from financial institutions due to the default of dealers. In the opinion of management, no reserve is required for this contingency because the aggregate amount of such repurchases on annual basis has been less than 1 percent of annual sales and the repossessed inventory has been sold to other dealers with little or no loss. The Company has no motorcoach dealers and, accordingly, has no repurchase obligation with respect to motorcoaches.

Self Insurance: The Company is partially self-insured for a portion of certain health benefit and workers' compensation insurance claims. The Company's maximum annual exposure under these programs varies as follows: For health claims there is an annual stop loss limit of $150,000 per claim but no aggregate loss limit. For workers compensation claims there is a $250,000 occurrence limit and an aggregate limit of $2.2 million. At December 31, 2004, $2.1 million was accrued for estimated incurred but not reported and unpaid claims, including $1.5 million for workers compensation claims and $623,000 for health claims. The Company has obtained irrevocable standby letters of credit in the amount of $2.9 million in favor of the workers' compensation claims administrators to guarantee settlement of claims. These letters of credit have reduced the amounts available for borrowing under the U.S. Bank Credit Facility discussed in Note 8 to these consolidated financial statements.

Operating leases: The Company leases certain office and production facilities under various operating leases that expire at varying dates through 2011. Rental expense under these operating leases for the years ended December 31, 2004, 2003, and 2002, was approximately $1.3 million in each year. The approximate annual minimum future lease payments under these operating leases for the five years subsequent to December 31, 2004 and thereafter, are as follows (in thousands):

Year	Amount
2005	$ 1,129
2006	1,094
2007	896
2008	375
2009	269
Thereafter	336
Total	$ 4,099

Litigation: The Company, in the course of its business, has been named as a defendant in various legal actions. These actions are primarily for product liability claims in which the Company is covered by insurance subject to applicable deductibles. Although the ultimate outcome of such claims cannot be ascertained at this time, it is the opinion of management, after consultation with counsel handling such matters, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

During 2003, a jury reached a verdict in favor of a plaintiff requiring the Company to repurchase a motorcoach. At December 31, 2003, the Company accrued a liability and charged cost of sales for $354,000 for the estimated loss on the resale of a motorcoach to be reacquired and related legal costs. During 2004, the Company paid off this accrued liability and related interest and dropped its appeal of this decision.

Aluminum and other purchase commitments: The Company has not obtained any fixed price commitments from suppliers for any part of its expected aluminum requirements in 2005. In prior years the Company had obtained commitments for a substantial portion of its estimated production requirements to reduce the risk related to fluctuations in the cost of aluminum, the principal commodity used in the Company's trailer segment. At December 31, 2004 , the Company had a firm commitment to purchase motorcoach shells in an aggregate amount of $3.8 million in 2005.

Warranty: The Company is not a guarantor of any obligations that would require it to recognize a liability for the fair value of the underlying obligation at its inception. However, it does have product warranty liabilities that are provided for as described in Note 2 to these consolidated financial statements. Following is a summary of the changes in these liabilities during the years ended December 31, 2004 and 2003(In thousands):

	2004	2003
Balance beginning of year	$ 1,225	$ 1,431
Provision for units sold during period	1,803	1,261
Adjustments of prior period provision	-	88
Claims paid during the period	(1,807)	(1,555)
Balance, end of year	$ 1,221	$ 1,225

Other: The Company has an agreement with an Iowa community college that provides approximately $250,000 for job training purposes from the State of Iowa. Th amount advanced to the Company for theses purposes is to be repaid, together with interest, over a ten-year period ending in 2008, from state withholding taxes on employees wages earned at the Company's Iowa facilities. In January 2005, the Company was notified that this obligation had been fully repaid.

Note 10. Employee Retirement Savings Plan

The Company sponsors a 401(k) employee retirement savings plan, which covers substantially all employees after one year of employment. The Company may annually elect to match a portion of the each employee's contributions and has elected to match a portion of the first four percent of such contributions in the years ended December 31, 2004, 2003 and 2002. The Company's contribution to the plan was $389,000 and $180,000 for the years ended December 31 2004 and 2002. No matching contribution was made for the year ended December 31, 2003

Note 11. Related-Party Transactions

The Company recorded sales of approximately $7.8 million, $6.7 million, and $3.3 million in 2004, 2003, and 2002, respectively, to certain Featherlite dealers and Featherlite Credit Corporation, which are entities owned by majority shareholders and executives of the Company. These sales were made at the same prices offered other Featherlite dealers. The Company has no repurchase commitments to these entities. However, the Company purchased trailers and motorcoaches that were previously leased to third parties from Featherlite Credit Corporation and resold them to unrelated customers. These purchases aggregated $529,000, $908,000, and $400,000 in 2004, 2003 and 2002, respectively, and were resold for $575,000, $947,000 and $425,000 The Company had receivables from these related parties of $102,000 at December 31, 2004 and $134,000 at December 31, 2003.

The Company leases equipment from certain shareholders/executives and Clement Properties, an entity owned by the majority shareholders of the Company during current and prior periods. Payments related to these leases totaled $86,000 in 2004, $84,000 in 2003, and $86,000 in 2002 with $427,000 remaining to be paid in monthly installments ending at varying dates in 2008. During 2004, 2003, and 2002, the Company also leased various aircraft from certain shareholders. Payments for leased aircraft totaled $6,100 in 2004, $11,000 in 2003, and $26,000 in 2002.

Featherlite Credit Corporation reimbursed the Company $91,000, $89,000, and $87,000 for salaries and other costs paid by the Company in 2004, 2003, and 2002, respectively.

In 2001, the Company agreed to pay $303,000 to Clement Properties, for costs incurred related to the acquisition and development of land for a sales and service center in North Carolina. The Company decided not to lease this property and agreed to pay this amount to be released from this obligation. This amount, without interest, was paid in equal monthly installments over a three year period that ended in December 2004, with $105,000. $108,000 and $90,000 paid in 2004, 2003 and 2002, respectively.

In 2003, the Company entered into a Master Sales Agreement with Universal Luxury Coaches, LLC (ULC) under which ULC will purchase from Featherlite up to 20 Featherlite Vantare and Featherlite Vogue motorcoaches over a one year period at market prices. ULC is a related party controlled by executive officers and majority shareholders of the Company. ULC received approval by Florida's Department of Business & Professional Regulators to sell timeshares of luxury coaches and will purchase motorcoaches exclusively from Featherlite as the timeshare units are sold. Featherlite has agreements with ULC to lease it office space and to provide service work on the ULC motorcoaches. During 2004 and 2003, ULC purchased six motorcoaches and various services from the Company in an aggregate amount of $141,000 and $3.6 million, respectively. The Company had receivables of $3,200 and $21,500 from ULC at December 31, 2004 and 2003, respectively. In 2004, the state of Florida rescinded ULC's right to sell timeshares and ULC has ceased doing business.

In 2003, the Company purchased a used motorcoach from Clement Enterprises, LLC, a company owned by the President and CEO of the Company, at its estimated fair market value of $600,000. This motorcoach was then resold to ULC by the Company for $630,000. In 2004, the Company leased this motorcoach back from ULC under the terms of an operating lease for a ten month ending December 31, 2004 with a total rental payment of $120,000. This motorcoach is being used by a third party for sales promotion purposes.

Note 12. Shareholders' Investment

Capitalization: The Company's authorized capital is 40 million shares of no par common stock and 10 million shares of undesignated stock. No shares of undesignated stock are outstanding and no rights or preferences have been established for these shares by the Board of Directors.

Subordinated Convertible Promissory Note: On January 31, 2002, the Company received $1.5 million from a private investor in the form of a subordinated convertible promissory note and a warrant for 150,000 shares on the Company's common stock. The maturity of the note and the holder's option to convert the note into common stock was extended from December 31, 2002 to April 15, 2003 and then until October 15, 2003. The accrual of interest on the note at a rate of 6.5% per year ceased on April 15, 2003. On October 8, 2003, the holder of the note exercised the option to convert the note and accrued interest of $118,000 into common stock. The entire amount was converted to 661,314 shares of common stock at the daily average closing market price during the period from April 30, 2003 until October 31, 2002 of $2.448 per share according to the terms of the agreement. In 2002, the warrant was assigned a fair value of $95,000 using the Black-Sholes option pricing model. The face amount of the convertible note was reduced and paid-in capital increased by the fair value assigned to the warrant. This amount was amortized to interest expense in 2002 over the original term of the note that matured on December 31, 2002. The warrant may be exercised at any time before January 31, 2007 at a price of $2.00 per common share.

Stock Option Plans: At December 31, 1998, the Company reserved 1,100,000 shares of common stock for issuance as options under the Company's 1994 Stock Option Plan (the 1994 Plan) until July 31, 2004 when the Plan terminated and the granting of options under this plan ended. At the annual meeting in June 2004, the shareholders approved the 2004 Equity Incentive Plan, which reserved 600,000 shares of common stock for issuance as options after that date. All options granted under the 1994 plan remain in effect until the expiration date specified when granted

Options may be granted to employees and directors at the discretion of the Board of Directors, which may grant either incentive stock options or non-statutory stock options. All options must be granted at no less than 100 percent of the fair market value of the stock on the date of grant (110 percent for employees owning more than 10 percent of the outstanding stock on the date of grant). The options are non-transferable and expire at varying dates, but do not exceed ten years from date of grant. Options were granted during 2004 and 2003 with a fair value of $43,000 and $13,500 as determined by the Black-Scholes option pricing model were charged against selling and administrative expenses and additional paid in capital in 2004 and 2003.

A summary of the status of these Plans at December 31, 2004, 2003 and 2002 and changes during the years ended on those dates is as follows:

	Shares	Weighted Average Exercise Price
2002		
Outstanding, beginning of year	835,400	$4.95
Granted	380,500	1.95
Exercised	-	-
Forfeited or cancelled	(378,000)	5.44
Outstanding, end of year	837,900	2.60
Exercisable at end of year	637,300	2.55
2003		
Outstanding, beginning of year	837,900	$2.60
Granted	12,000	1.88
Exercised	-	-
Forfeited or cancelled	(41,000)	6.58
Outstanding, end of year	808,900	2.39
Exercisable at end of year	709,800	2.36
2004		
Outstanding, beginning of year	808,900	$2.60
Granted	12,000	4.58
Exercised	(47,100)	2.40
Forfeited or cancelled	(14,000)	4.85
Outstanding, end of year	759,800	2.37
Exercisable at end of year	749,800	2.37

In February 2002, the Board of Directors authorized the officers of the Company to offer the holders of 396,500 outstanding stock options the opportunity to voluntarily cancel all or certain of these options and replace them with an equal number of new stock options to be issued with an exercise price equal to the fair market value of one share of common stock as determined six months and one day from the effective date of cancellation of such outstanding options, which enabled the Company to avoid recognizing any compensation expense for these cancelled and reissued options. Stock options totaling 344,500 shares were cancelled as of May 25, 2002 and reissued on November 25, 2002 at the closing market price ($1.81) on that date.

At December 31, 2004, options outstanding have exercise prices ranging from $1.11 to $5.815 and a weighted average remaining contractual life of 5.2 years. Following is a summary of exercise price ranges of the options outstanding at December 31, 2004:

Exercise Price Range	Options Outstanding
$1.00 to $1.99	365,100
$2.00 to $2.99	314,700
$3.00 to $4.99	63,000
$5.00 to $6.99	17,000
Total	759,800

Net Income Per Share: Following is a reconciliation of the weighted average shares outstanding used to determine basic and diluted net income per share for the years ended December 31, 2004, 2003, and 2002 (in thousands, except per share data):

	2004	2003	2002
Net income available to common shareholders	$4,890	$705	$2,695
Weighted average number of shares outstanding – basic	7,219	6,689	6,535
Dilutive effect of:			
Stock Options	391	83	27
Convertible promissory note and interest	-	507	596
Warrants	87	20	18
Weighted average number of shares outstanding- diluted	7,697	7,300	7,158
Net income per share – basic	$0.68	$0.11	$0.41
Net income per share –diluted	$0.64	$0.10	$0 38

Stock options for 17,000 shares, 74,000 shares, and 471,400 shares, at December 31, 2004, 2003 and 2002, respectively, were excluded from the dilutive effect of stock options because the exercise price of the options was greater than the market value of the stock at those dates and, accordingly, would be anti-dilutive, or decrease the number of weighted average shares.

Note 13. Segment Reporting

The Company follows SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information," which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. The Company has two principal business segments that manufacture and sell trailers and luxury motorcoaches to many different markets, including recreational, entertainment and agriculture. Corporate and other primarily includes the aircraft operations, corporate officers, administration and FCC in 2004 and 203. The Company's sales are not materially dependent on a single customer or small group of customers.

Management evaluates the performance of each segment based on income before taxes. The accounting policies applied to determine segment information are the same as those described in the summary of significant accounting policies. The Company allocates corporate selling and administrative expenses to each segment. No allocation is made of interest expense.

The following table shows the Company's business segments and related financial information for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	Trailers	Motorcoaches	Corporate and other*	Total
2004				
Revenues from unaffiliated customers	$128,426	$ 87,887	$ 48	$216,361
Interest expense	367	1,341	596	2,304
Depreciation and amortization	1,135	657	547	2,339
Income (loss) before taxes *	9,156	1,226	(3,834)	6,548
Identifiable assets	35,835	51,908	4,470	92,213
Capital expenditures	1,492	221	221	1,934
2003				
Revenues from unaffiliated customers	$102,265	$ 77,696	$ 13	$179,974
Interest expense	757	1,408	301	2,466
Depreciation and amortization	1,108	706	722	2,536
Income (loss) before taxes *	4,458	(1,079)	(2,780)	599
Identifiable assets	29,997	51,220	5,376	86,593
Capital expenditures	652	259	85	996
2002				
Revenues from unaffiliated customers	$105,797	$ 87,369	$ -	$193,166
Interest expense	505	1,571	956	3,032
Depreciation and amortization	1,003	633	499	2,135
Income (loss) before taxes	5,444	(382)	(2,625)	2,437
Identifiable assets	29,023	57,311	5,937	92,271
Capital expenditures	1,174	359	96	1,629

* includes add back of minority interest in subsidiary loss of $81,000 in 2004 and $105,000 in 2003.

Revenue attributed to geographic locations is based on the location of the customer. Geographic information is as follows (in thousands):

	2004	2003	2002
Revenues from unaffiliated customers			
United States	$ 212,002	$ 176,164	$ 188,138
Canada and other regions	4,359	3,810	5,128
Consolidated	$ 216,361	$ 179,974	$ 193,166

EXHIBIT INDEX
TO
FORM 10-K FOR FISCAL YEAR ENDED
DECEMBER 31, 2004

FEATHERLITE, INC.

EXHIBIT NUMBER	DESCRIPTION
3.1	The Company's Articles of Incorporation, as amended — incorporated by reference to Exhibit 3.1 to Company's 10-Q for the quarter ended March 31, 1998
3.2	The Company's Bylaws, as amended — incorporated by reference to Exhibit 3.2 to Company's S-1 Registration Statement, Reg. No. 33-82564
4.1	Specimen Form of the Company's Common Stock Certificate — incorporated by reference to Exhibit 4.1 to Company's S-1 Registration Statement, Reg. No. 33-82564
10.1	**1994 Stock Option Plan, including Form of Incentive Stock Option Agreement — incorporated by reference to Exhibit 10.2 to Company's S-1 Registration Statement, Reg. No. 82564
10.2	**Amendment to 1994 Stock Option Plan dated May 14, 1996 — incorporated by reference to Exhibit 10.23 to Company's 10-K for the fiscal year ended December 31, 1996
10.3	Industrial New Jobs Training Agreement between the Company and Northeast Iowa Community College — incorporated by reference to Exhibit 10.10 to Company's S-1 Registration Statement, Reg. No. 33-82564
10.4	Consignment Agreement dated January 31, 2002 between the Company and Prevost Car, Inc. -- incorporated by reference to Exhibit 10.31 to the Company's Form 10-K for the year ended December 31, 2001
10.5	Amended and Restated Loan Agreement Between U.S. Bank National Association and the Company dated July 31, 2002 -- incorporated by reference to Exhibit 10.22 to the Company's Form 10-K for the year ended December 31, 2002
10.6	Commercial Lease Between GBNM Partnership and the Company -- incorporated by reference to Exhibit 10.24 to the Company's Form 10-K for the year ended December 31, 2002
10.7	Supply agreement dated March 3, 2003 between the Company and Integris Metals, Inc. -- incorporated by reference to Exhibit 10.35 to the Company's Form 10-K for the year ended December 31, 2002***
10.8	Letter agreement dated December 22, 2003 between the Company and ALCOA -- incorporated by reference to Exhibit 10.32 to the Company's Form 10-K for the year ended December 31, 2003***
10.9	Letter agreement dated November 17, 2003 between the Company and ALCOA -- incorporated by reference to Exhibit 10.33 to the Company's Form 10-K for the year ended December 31, 2003***
10.10	Letter agreement dated December 10, 2003 between the Company and Integris Metals Incorporated -- incorporated by reference to Exhibit 10.34 to the Company's Form 10-K for the year ended December 31, 2003***
10.11	Fixed Price Purchase and Sale Agreement dated November 14, 2003 between the Company and Indalex, Inc. -- incorporated by reference to Exhibit 10.35 to the Company's Form 10-K for the year ended December 31, 2003***
10.12	Supply Agreement dated October 10, 2003 between the Company and Integris Metals Incorporated -- incorporated by reference to Exhibit 10.36 to the Company's Form 10-K for the year ended December 31, 2003***
10.13	Floor Plan Financing Agreement dated October 28, 2003 between the Company and Regions Bank -- incorporated by reference to Exhibit 10.37 to the Company's Form 10-K for the year ended December 31, 2003
10.14	First Amendment to Amended and Restated Loan Agreement Between U.S. Bank National

	Association and the Company dated February 18, 2003
10.15	Second amendment to Amended and Restated Loan Agreement Between U.S. Bank National Association and the Company dated September 26, 2003 -- incorporated by reference to Exhibit 10.38 to the Company's Form 10-K for the year ended December 31, 2003
10.16	Third amendment to Amended and Restated Loan Agreement Between U.S. Bank National Association and the Company dated April 14, 2004 -- incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2004
10.17	Fourth amendment to Amended and Restated Loan Agreement Between U.S. Bank National Association and the Company dated June 30 ,2004 -- incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2004
10.18	Fifth amendment to Amended and Restated Loan Agreement Between U.S. Bank National Association and the Company dated December 24, 2004
10.19	Amended and Restated Agreement for wholesale financing between GE Commercial Distribution Finance Corporation (formerly Deutsche Financial Services) and the Company dated October 6, 1997—incorporated by reference to Exhibit 10.22 to the Company's Form 10-K for the year ended December
10.20	First Amendment to Amended and Restated Agreement for wholesale financing between GE Commercial Distribution Finance Corporation and the Company dated April 1, 1998.
10.21	Second Amendment to Amended and Restated Agreement for wholesale financing between GE Commercial Distribution Finance Corporation and the Company dated May 8, 1998.
10.22	Third Amendment to Amended and Restated Agreement for wholesale financing between GE Commercial Distribution Finance Corporation and the Company dated March 25, 2000.
10.23	Fourth Amendment to Amended and Restated Agreement for wholesale financing between GE Commercial Distribution Finance Corporation and the Company dated September 25, 2000.
10.24	Fifth Amendment to Amended and Restated Agreement for wholesale financing between GE Commercial Distribution Finance Corporation and the Company dated July 30, 2002.
10.25	Sixth Amendment to Amended and Restated Agreement for wholesale financing between GE Commercial Distribution Finance Corporation and the Company dated February 22, 2005.
10.26	Mortgage, Security Agreement, Assignment of Leases and Rents, and Fixture Filing dated January 21, 2005, made by the Company in favor of GE Commercial Finance Business Property Corporation
10.27	The Company's 2004 Equity Incentive Plan -- incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2004
10.28	Form of the Company's Incentive Stock Option Agreement under the Company's 2004 Equity Incentive Plan -- incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 30, 2004
10.29	Form of the Company's Nonqualified Stock Option Agreement under the Company's 2004 Equity Incentive Plan -- incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended June 30, 2004
21	Subsidiaries of the Company:

Name	State of Incorporation
Featherlite Aviation Company	Minnesota
Featherlite Chemicals Holdings, LLC	Delaware

23	Consent of Deloitte & Touche LLP
24	Powers of Attorney of directors -- included under the "Signatures" section of this Form 10-K
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002

** Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K.
*** Portions of these documents have been omitted pursuant to a request for confidential treatment.

SCHEDULE II - SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(In Thouands)

		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	(1) Deductions	Balance at End of Period
Year ended December 31, 2002					
Allowance for doubtful accounts	185	208		28	365
Warranty accrual	1,835	1,752		2,156	1,431
Year ended December 31, 2003					
Allowance for doubtful accounts	365	49		102	312
Warranty accrual	1,431	1,349		1,555	1,225
Year ended December 31, 2004					
Allowance for doubtful accounts	312	158		5	465
Warranty accrual	1,225	1,803		1,807	1,221

(1) Write off of doubtful accounts and warranty claims

FEATHERLITE, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held
June 10, 2005

The Annual Meeting of Shareholders of Featherlite, Inc. will be held at the Cresco Country Club, 22006 115th Street, Cresco, Iowa, on Friday, June 10, 2005, at 9:00 a.m. (Central Daylight Time), for the following purposes:

1. To set the number of members of the Board of Directors at seven (7) for the ensuing year.

2. To elect directors of the Company for the ensuing year.

3. To take action upon any other business that may properly come before the meeting or any postponement or adjournment thereof.

Only shareholders of record shown on the books of the Company at the close of business on April 12, 2005 will be entitled to vote at the meeting or any adjournment thereof. Each shareholder is entitled to one vote per share of common stock on all matters to be voted on at the annual meeting.

You are cordially invited to attend the meeting. Whether or not you plan to attend the meeting, please promptly submit your proxy as soon as possible. Your cooperation in promptly signing and returning the proxy will help avoid further solicitation expense to the Company.

This notice, the Proxy Statement and the enclosed proxy are sent to you by order of the Board of Directors.

Gary H. Ihrke,
Secretary

Dated: April 29, 2005
Cresco, Iowa

YOUR VOTE IS IMPORTANT. PLEASE PROMPTLY SUBMIT YOUR PROXY.

FEATHERLITE, INC.

PROXY STATEMENT
For
Annual Meeting of Shareholders
To Be Held
June 10, 2005

GENERAL INFORMATION

This Proxy Statement is furnished by the Board of Directors (the "Board of Directors") of Featherlite, Inc., a Minnesota corporation (the "Company"), to holders of the Company's common stock in connection with a solicitation of proxies by the Board of Directors for use at the Annual Meeting of Shareholders to be held on June 10, 2005, and at any postponement or adjournment thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders. The Company expects that this Proxy Statement and the accompanying materials will first be mailed to shareholders on or about April 29, 2005.

If your shares of common stock are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares electronically via the internet or telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program. This program provides eligible shareholders who receive a paper copy of the Annual Report and Proxy Statement the opportunity to vote via the internet or telephone. If your bank or brokerage firm is participating in ADP's program, your proxy will provide instructions. If your voting form does not refer to internet or telephone information, please complete and return the paper proxy card in the postage paid envelope provided.

Any proxy delivered pursuant to this solicitation is revocable at the option of the person giving the proxy at any time before it is exercised. A proxy may be revoked, prior to its exercise, by executing and delivering a later-dated proxy via the Internet or via telephone (if proxy contains instructions for voting via the Internet or telephone) or by mail, by delivering written notice of the revocation of the proxy to the Company's Secretary prior to the annual meeting, or by attending and voting at the annual meeting. Attendance at the annual meeting, in and of itself, will not constitute a revocation of a proxy. The shares represented by a proxy will be voted in accordance with the shareholder's directions if the proxy is duly submitted and not validly revoked prior to the annual meeting. If no directions are specified on a duly submitted proxy, the shares will be voted, in accordance with the recommendations of the Board of Directors, **FOR** approval of the number of directors to be set at seven, **FOR** the election of the directors nominated by the Board of Directors, and in accordance with the discretion of the persons appointed as proxies on any other matters properly brought before the annual meeting and any all postponements or adjournments thereof.

If a shareholder abstains from voting as to any matter, then the shares held by such shareholder shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall not be deemed to have been voted in favor of such matter. Abstentions, therefore, as to any proposal will have the same effect as votes against such proposal. If a broker returns a "non-vote" proxy, indicating a lack of voting instruction by the beneficial holder of the shares and a lack of discretionary authority on the part of the broker to vote on a particular matter, then the shares covered by such non-vote shall be deemed present at the meeting for purposes of determining a quorum but shall not be deemed to be represented at the meeting for purposes of calculating the vote required for approval of such matter.

The cost of soliciting proxies, including preparing, assembling and mailing the proxies and soliciting material, will be borne by the Company. The Company will also request brokerage firms, banks, nominees, custodians and other fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date, and will provide for reimbursement for the cost of forwarding the proxy materials in accordance with customary practice. Directors, officers and regular employees of the Company may, without compensation other than their regular compensation, solicit proxies personally or by the Internet, telephone or facsimile.

OUTSTANDING SHARES AND VOTING RIGHTS

The Board of Directors of the Company has fixed April 12, 2005, as the record date for determining shareholders entitled to vote at the annual meeting. Persons who were not shareholders on such date will not be allowed to vote at the annual meeting. At the close of business on April 12, 2005, 7,270,551 shares of the Company's common stock were issued and outstanding. Such common stock is the only outstanding class of stock of the Company. Each share of common stock is entitled to one vote on each matter to be voted upon at the annual meeting. Holders of the common stock are not entitled to cumulative voting rights.

On April 9, 2005, the Board of Directors approved a three-for-two split of the Company's common stock with a proportional increase in the number of issued and outstanding shares. Each Featherlite shareholder of record as of the close of business on April 22, 2005 will be entitled to participate in the split effective as of the close of business on May 4, 2005. This will have no impact on the number of shares voted upon at the annual meeting on June 10, 2005, which are determined as of the close of business on April 12, 2005.

PRINCIPAL SHAREHOLDERS

The following table provides information concerning the only persons known to the Company to be the beneficial owners of more than five percent (5%) of the Company's outstanding common stock as of April 12, 2005:

Name and Address of Beneficial Owner	Amount and Nature of Shares Beneficially Owned(1)(2)	Percent of Class
Conrad D. Clement(3)	1,680,000	22.9%
Tracy J. Clement(3)	1,030,000	14.1%
Larry D. Clement(3)	1,000,000	13.8%
Eric P. Clement(3)	442,000	6.0%
Bulk Resources, Inc.(4)	811,314	10.9%

(1) The above beneficial ownership information is determined in accordance with Rule 13d-3 under the Securities Exchange Act, as required for purposes of this Proxy Statement. Accordingly, it includes shares of common stock that are issuable upon the exercise of stock options exercisable within 60 days of April 12, 2005. Such information is not necessarily to be construed as an admission of beneficial ownership for other purposes. Unless otherwise indicated, the person listed as the beneficial owner of the shares has sole voting and sole investment power with respect to identified shares.

(2) See Note (2) below with respect to the number of shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of April 12, 2005, or within sixty days of such date.

(3) Address: Highways 63 and 9, P.O. Box 320, Cresco, Iowa 54136.

(4) Includes a warrant to purchase 150,000 shares at $2.00 per share at anytime before January 31, 2007. The address for Bulk Resources, Inc. is P.O. Box 50401, Henderson, NV 89016.

MANAGEMENT SHAREHOLDINGS

The following table sets forth the number of shares of the Company's common stock beneficially owned as of April 12, 2005, by each executive officer of the Company named in the Summary Compensation Table, by each director and director nominee for reelection and by all directors and executive officers (including the named individuals) as a group:

Name of Director or Officer or Identity of Group	Number of Shares Beneficially Owned(1)	Outstanding Options(2)	Percent of Class(3)
Conrad D. Clement	1,680,000	80,000	22.9%
Tracy J. Clement	1,030,000	30,000	14.1%
Eric P. Clement	442,000	42,000	6.0%
Jeffery A. Mason	162,000	152,000	2.2%
Gary H. Ihrke	152,000	152,000	2.0%
James S. Wooley	50,000	50,000	*
Thomas J. Winkel	20,000(4)	18,000	*
Charles A. Elliott	27,000(4)	18,000	*
Kenneth D. Larson	43,500(4)(5)	18,000	*
Terry E. Branstad	3,000(4)	3,000	*
Officers and Directors as a group (11 Persons)	4, 609,500	563,000	58.8%

* Less than 1%

(1) See Note (1) to preceding table.

(2) Shares deemed beneficially owned by virtue of the right of a person to acquire them as of April 12, 2005, or within sixty days of such date, that are included in this column are included in the total number of shares beneficially owned be each listed person.

(3) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of April 12, 2005, or within sixty days of such date, are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by the group.

(4) Does not include 3,000 shares subject to an option that will be granted to and become purchasable by such individual on the date of the annual meeting pursuant to an automatic grant under the Company's 2004 Equity Incentive Plan.

(5) Includes 1,000 shares held by Mr. Larson's wife.

ELECTION OF DIRECTORS
(Proposals #1 and #2)

The Bylaws of the Company provide that the number of directors shall be determined by the shareholders at each annual meeting. The Board of Directors recommends that the number of directors be set at seven for the ensuing year, and that seven directors be elected at the annual meeting to serve until the next annual meeting or until their successors are duly elected and qualified. Under applicable Minnesota law, approval of the proposal to set the number of directors at seven requires the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares represented in person or by proxy at the annual meeting with authority to vote on such matter or (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the annual meeting. The Board of Directors has nominated the seven persons listed below, who were recommended to the Board by the Nominating /Governance Committee in February 2005, for election at the annual meeting.

In the election of directors, each proxy will be voted for each of the nominees listed below unless the proxy withholds a vote for one or more of the nominees. Each person elected as a director shall serve for a term of one year or until his successor is duly elected and qualified. If any of the nominees should be unable to serve as a director by reason of death, incapacity or other unexpected occurrence, the proxies solicited by the Board of

Directors shall be voted by the proxy representatives for such substitute nominee as is selected by the Board, or, in the absence of such selection, for such fewer number of directors as results from such death, incapacity or other unexpected occurrence. The election of each nominee requires the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares represented in person or by proxy at the annual meeting with authority to vote on such matter or (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the annual meeting .

The following table provides certain information with respect to the nominees for director.

Name	Age	Positions Held
Conrad D. Clement	60	President, Chief Executive Officer and Director
Jeffery A. Mason	64	Chief Financial Officer and Director
Tracy J. Clement	38	Executive Vice President and Director
Terry E. Branstad(1)	59	Director
Kenneth D. Larson(1)	64	Director
Thomas J. Winkel(1)(2)	62	Director
Charles A. Elliott(1)	72	Director

(1)Member of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee.
(2)Audit Committee financial expert.

Conrad D. Clement has been the Chairman, President and Chief Executive Officer and a director of the Company since its inception in 1988. Mr. Clement is also the President and Chief Executive Officer and a director and shareholder of Featherlite Credit Corporation, an affiliate of the Company ("Featherlite Credit"). Mr. Clement is a shareholder of Nevada Coach Partners, LLP, the entity that owns a controlling interest in Universal Luxury Coaches ("ULC"), an entity to which the Company has in the past sold motorcoaches. He is also owner of Valley Trailer Sales, a Featherlite dealer, and an owner of Clement Enterprises and Clement Properties, all affiliates of the Company. Mr. Clement is the brother of Larry D. Clement and the father of Tracy J. Clement and Eric P. Clement. For more information on certain transactions between the Company and affiliates of Mr. Clement, see "Certain Transactions."

Jeffery A. Mason has been the Chief Financial Officer of the Company since August 1989 and has been a director of the Company since June 1993. Mr. Mason is also an officer of Featherlite Credit. Mr. Mason is also certified public accountant with an inactive status.

Tracy J. Clement has been Executive Vice President and a director of the Company since 1988. Mr. Clement is also an officer and shareholder of Featherlite Credit, and an owner of Valley Trailers, a Featherlite dealer and Clement Properties, all affiliates of the Company. Mr. Clement is a shareholder of Nevada Coach Partners, LLP, the entity that owns a controlling interest in ULC. For more information on certain transactions between the Company and affiliates of Mr. Clement, see "Certain Transactions."

Thomas J. Winkel has been a director since April 1994. Since January 1994, Mr. Winkel has been a management and financial consultant and private investor. From 1990 to 1994, Mr. Winkel was the majority owner, Chairman of the Board, Chief Executive Officer and President of Road Rescue, Inc., a manufacturer of emergency response vehicles. Mr. Winkel is a certified public accountant, and from 1977 to 1990, was a partner in a national accounting firm. Mr. Winkel also is a director of Marten Transport, Ltd., a public company where he serves on the audit, compensation and nominating/corporate governance committees.

Kenneth D. Larson has been a director since August 1994. Mr. Larson is the retired President and COO of Polaris Industries, Inc. Mr. Larson is a director and chairman of Restaurant Technologies, Inc., a private company and a director of Nortech Systems Inc., a public company where he serves on the audit and compensation committees. Mr. Larson is also a director of Bellacor.com, Inc., a private company.

Terry E. Branstad has been a director since 1999 and served as governor of the state of Iowa from January of 1983 to January of 1999. Governor Branstad is an attorney-at-law and since August of 2003 has been the President of Des Moines University. He serves as a director of the Iowa Health System, and Liberty Bank FSB, both private organizations and is a public member of the American Institute of Certified Public Accountants Board

Charles A. Elliott has been a director of the Company since 2000, joined Crenlo, Inc., a manufacturer of cabs and ROPS for agricultural and construction equipment, in 1951 and was named President, Chief Executive Officer and Chairman in 1985, a position held until October 1999 when the Company was sold. Mr. Elliott currently serves as an advisory board member and trustee for several private companies and organizations.

The Board recommends that you vote FOR Proposals # 1 and # 2.

CORPORATE GOVERNANCE

Corporate Governance

The Board of Directors believes that sound corporate governance practices and policies provide an important framework to assist it in fulfilling its fiduciary responsibilities to its shareholders. The Board adopted an Audit Committee Charter, a Compensation Committee Charter, Corporate Governance Principles, a Nominating/Corporate Governance Committee Charter, a Code of Ethics for Senior Financial Management and a Code of Ethics and Business Conduct applicable to all directors, officers and employees. All of these documents are available on the Company's website at www.fthr.com. The information contained in or connected to our website is not incorporated by reference into or considered a part of this Proxy Statement.

Corporate Governance Principles

The Company's Corporate Governance Principles provide guidelines which govern the qualifications and conduct of the Board of Directors. We believe these principles are consistent with the corporate governance requirements of the Sarbanes-Oxley Act of 2002, and the corporate governance listing requirements applicable to companies whose securities are listed on the Nasdaq SmallCap Market. The Company's Corporate Governance Principles address, among other matters, the following:

- regular meetings of the Board of Directors;
- conduct of Board meetings;
- regular meetings of independent directors;
- director access to executive officers and employees;
- the composition, membership and selection of the Board of Directors;
- the evaluation of the performance of the Board of Directors and its committees;
- the organization and basic function of Board committees;
- the evaluation of the performance of the Chairman of the Board and Chief Executive Officer; and
- stockholder communications with directors.

Code of Ethics for Senior Financial Management

The Company has adopted the Featherlite Code of Ethics for Senior Financial Management (the "Code of Ethics"), a code of ethics that applies to members of senior financial management, including the Company's Chief Executive Officer, President, Executive Vice President, Chief Financial Officer, Corporate and Division Controllers and other employees performing similar functions who have been identified by the Chief Executive Officer, and meets the requirements of the Securities and Exchange Commission. The Featherlite Code of Ethics for Senior Financial Management is available on the Company's website at www.fthr.com. If the Board makes any substantive amendments to the Code of Ethics or grants any waiver, including any implicit waiver from a provision of the Code of Ethics, the nature of such amendments or waiver will be disclosed on the Company's website or in a report on Form 8-K.

Code of Ethics and Business Conduct

The Company has adopted the Featherlite Code of Ethics and Business Conduct (the "Code of Conduct"), a code of conduct that applies to all of our directors, officers and employees, including senior financial management. The Code of Conduct is intended to promote honest and ethical conduct and to provide guidance for the appropriate handling of various business situations. The Code of Conduct addresses, among other matters, legal and regulatory compliance, insider trading, confidentiality, conflicts of interest, competition and fair dealing, financial reporting and record-keeping, protection and proper use of company assets, and the reporting of illegal or unethical behavior. Employees may anonymously report possible violations of the Code of Ethics Conduct via a toll free telephone number, which is 1-800-826-6762. Waivers of the Code of Conduct for officers and directors may be made only by the Board of Directors and will be promptly disclosed if and as required by law or Nasdaq listing requirements.

Communications with the Board

Shareholders may communicate directly with the Board of Directors. All communications regarding general matters should be directed to our Corporate Secretary at the address below and should prominently indicate on the outside of the envelope that it is intended for the complete Board of Directors or for outside directors only. If no such designation is made, the communication will be forwarded to the entire Board. Shareholder communications to the Board should be sent to:

Corporate Secretary Attention: Board of Directors Featherlite, Inc. P.O. Box 320 Hwys. 63 and 9 Cresco, Iowa 52136	**or**	Corporate Secretary Attention: Outside Directors Featherlite, Inc. P.O. Box 320 Hwys. 63 and 9 Cresco, Iowa 52136

As discussed more below, the Company's Nominating/Corporate Governance committee will also review and evaluate materials submitted to it by shareholders.

Director Attendance at Annual Meetings

Directors' attendance at annual meetings can provide shareholders with an opportunity to communicate with directors about issues affecting the Company. The Company does not have a policy regarding director attendance at annual shareholder meetings. Five (5) directors attended the 2004 Annual Meeting of Shareholders.

Majority of Independent Directors; Committees of Independent Directors

The Board of Directors has determined that Messrs. Branstad, Elliott, Larson and Winkel, constituting a majority the Board of Directors, are independent directors in accordance with Nasdaq rules since none of them are believed to have any relationships that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Messrs. C. Clement, T. Clement and Mason are precluded from being considered independent by Nasdaq rules since they currently serve as executive officers of the Company.

The Company's Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Each member of each of these committees has been determined, in the opinion of the Board of Directors, to be independent in accordance with Nasdaq rules and, with respect to the Audit Committee, Securities and Exchange Commission rules.

Audit Committee

Messrs. Branstad, Elliott, Larson and Winkel currently serve as members of the Audit Committee. This committee met seven times during 2004. The Board has determined that all members of the Audit Committee meet the financial literacy requirements for audit committee members under Nasdaq rules. The Board has also determined that Mr. Winkel qualifies as an "audit committee financial expert" as defined by Securities and Exchange Commission rules. The Company acknowledges that the designation of Mr. Winkel as the audit committee financial expert does not impose on Mr. Winkel any duties, obligations or liability that are greater than the duties, obligations and liability imposed on Mr. Winkel as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification.

The Audit Committee is responsible for assisting the Board of Directors in satisfying its fiduciary responsibilities for the Company's accounting, auditing, operating and reporting practices. The Audit Committee oversees the financial reporting process, has the authority to appoint, compensate, retain and oversee the work of the Company's independent auditors, reviews and pre-approves all audit services and permissible non-audit services performed by the independent auditors, establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters, oversees the establishment and administration of a written code of ethics for senior financial management, reviews and either approves or disapproves of all related party transactions in accordance with formal, written guidelines and principles, and performs other related duties delegated to it by the Board. The responsibilities and functions of the Audit Committee are further described in the Audit Committee Charter (see Appendix) and Audit Committee Report beginning on page 8 of this Proxy Statement.

Compensation Committee

Messrs. Branstad, Elliott, Larson and Winkel currently serve as members of the Compensation Committee. The Compensation Committee met twice during 2004. The Compensation Committee is responsible for establishing the compensation philosophy and policy for the Company's executive officers and other key employees, which includes reviewing and approving corporate goals and objectives relevant to their compensation, reviewing and evaluating their performance, monitoring the effectiveness of the Company's benefit plans, recommending to the full Board of Directors the base salaries and executive incentive compensation and stock based plans of its executive officers and other key employees and reviewing the compensation levels of independent directors from time to time. The responsibilities and functions of the Compensation Committee are further described in the Compensation Committee Report beginning on page 9 of this Proxy Statement.

Nominating/Corporate Governance Committee

Messrs. Branstad, Elliott, Larson and Winkel currently serve as members of the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee did not meet in fiscal year 2004 but it did meet in February 2005 to recommend seven persons to be nominated as directors by the Board. The Nominating/Corporate Governance Committee is responsible for evaluating and recommending candidates for the Company's Board of Directors and for evaluating and recommending changes to the Company's corporate governance profile. The Board of Directors has adopted a Nominating/Corporate Governance Committee Charter, which specifies the composition and responsibilities of the committee. A copy of the Nominating/Corporate Governance Committee Charter is available on the Company's website, www.fthr.com.

The Nominating/Corporate Governance Committee will consider candidates for nomination as a director recommended by shareholders, directors, third party search firms and other sources. In evaluating director nominees, the Nominating/Corporate Governance Committee considers the following factors and qualifications, among others:

- the appropriate size and the diversity of the Company's Board of Directors;
- the needs of the Board with respect to the particular talents and experience of its directors;
- the knowledge, skills and experience of nominees, including experience in technology, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;
- familiarity with domestic and international business matters;
- age and legal and regulatory requirements;
- experience with accounting rules and practices;
- appreciation of the relationship of the Company's business to the changing needs of society; and
- the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating/Corporate Governance Committee will consider the attributes of the candidates and the needs of the board, and will review all candidates in the same manner. The Nominating/Corporate Governance Committee believes that candidates for directors should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 18 years of age, having familiarity with the Company's business and industry, having high moral character and mature judgment, being able to work collegially with others, and not currently serving on more than three Boards of public companies. The Nominating/Corporate Governance Committee may modify these minimum qualifications from time to time.

A shareholder who wishes to recommend one or more directors must provide a written recommendation to the Chairman of the Nominating/Corporate Governance Committee as the following address.

Featherlite, Inc.
Attn: Chairman, Nominating/Corporate Governance Committee
P.O. Box 320
Hwys. 63 and 9
Cresco, Iowa 52136

Notice of a recommendation must include name, address and telephone number of the shareholder and the class and number of shares such shareholder owns. With respect to the nominee, the shareholder should include the nominee's name, age, business address, residence address, current principal occupation, five year employment history with employer names and a description of the employer's business, the number of shares beneficially owned by the nominee, whether such nominee can read and understand basic financial statements, and Board membership, if any.

The recommendation must be accompanied by a written consent of the nominee to stand for election if nominated by the Board of Directors and to serve if elected by the shareholders. The Company may require any nominee to furnish additional information that may be needed to determine the eligibility of the nominee.

Executive Sessions of Independent Directors

The independent directors of the Board meet separately as a group at the beginning of each regularly scheduled Board meeting or, as an alternative, at the beginning of any committee meeting if all of the independent directors serve on such committee. A chairman will be selected by the independent directors and will assume the responsibility of chairing the regularly scheduled meetings of independent directors and bear such further responsibilities that the independent directors as a whole might designate from time to time with respect to the topic discussed at such meeting.

Committee and Board Meetings

During fiscal 2004, the Board of Directors held four regular meetings and had no special meetings. Each director attended all of the meetings of the Board and of committees of which he was a member.

Directors' Fees

In 2005, directors who are not employees of the Company will be paid an annual retainer of $20,000 plus $1,000 for each board meeting attended and $750 for each committee meeting attended on days other than when a Board meeting is held. Directors who chair committees will receive an additional fee as follows: audit committee- $18,000; compensation committee- $5,000, nominating/corporate governance committee- $2,000. In 2004, directors who were not employees of the Company were compensated at the rate of $4,000 for each quarterly Board meeting attended, including two committee meetings per year, $2,000 for each special Board or committee meeting as required, plus $1,000 per quarter. The Chairman of the Audit Committee received additional compensation of $4,500 per quarter because of the oversight responsibilities of this committee. In addition, pursuant to the Company's proposed 2004 Equity Incentive Plan, non-employee directors will receive automatic grants of nonqualified stock options to purchase 3,000 shares upon their initial election to the Board and upon their re-election by the shareholders. The exercise price shall be 100% of the common stock's current fair market value as of the date of grant. Each nonqualified stock option granted to non-employee directors shall be immediately exercisable and shall expire at the end of the ten year period from the date of grant.

Audit Committee Report

The Audit Committee of the Board of Directors is composed of four directors and acts under a written charter adopted and approved by the Board of Directors. The Audit Committee Charter was updated and amended in February 2005 and a copy is included as Appendix A to this Proxy Statement. All members of the Audit Committee meet the SEC and the Nasdaq Stock Market definitions of independence and financial literacy for audit committee members. The Audit Committee will periodically review the Audit Committee Charter in light of new developments and may make additional recommendations to the Board of Directors for further revision of the Audit Committee Charter to reflect evolving best practices and changes in applicable laws and regulations.

Management is primarily responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting processes, and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Company's independent auditor, Deloitte & Touche, is responsible for performing an independent audit of the Company's annual consolidated financial statements in accordance with generally accepted auditing standards and to issue their report thereon. Deloitte & Touche also reviews the Company's interim financial statements in accordance with Statement on Auditing Standards No. 100 (interim financial information). The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management and Deloitte & Touche the audited financial statements, including Management's Discussion and Analysis, included in our Company's Annual Report on Form 10-K and the results of Deloitte & Touche's review of the Company's interim financial statements. These reviews included a discussion of:

- critical accounting policies of the Company;
- the reasonableness of significant financial reporting judgments made in connection with the financial statements, including the quality (and not just the acceptability) of the Company's accounting principles;
- the clarity and completeness of financial disclosures;
- the adequacy of internal controls that could have a material effect on the accuracy of the Company's financial statements and any material changes in the Company's internal control over financial reporting;
- the annual management letter issued by Deloitte & Touche, management's response thereto and other material written communications between management and Deloitte & Touche; and
- the potential effects of regulatory and accounting initiatives on the Company's financial statements.

In connection with its audit of the Company's annual consolidated financial statements, the Audit Committee also discussed with Deloitte & Touche other matters required to be discussed with the auditors under Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended and, with and without management present, reviewed and discussed the results of Deloitte & Touche's audit of the Company's annual consolidated financial statements.

The Audit Committee also received from Deloitte & Touche the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with Deloitte & Touche its independence from management and Featherlite, Inc., including a consideration of the compatibility of non-audit services with its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission.

AUDIT COMMITTEE
Thomas J. Winkel, Chair
Terry E. Branstad
Charles A. Elliott
Kenneth D. Larson

EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

Compensation Committee Interlocks and Insider Participation. During fiscal 2004, the Compensation Committee of the Board of Directors of the Company was composed of directors Thomas J. Winkel, Charles A. Elliott, Kenneth D. Larson and Terry E. Branstad. None of the members of the Committee is or ever has been an employee or an officer of the Company and none is affiliated with any entity (other than the Company) with which an executive officer of the Company is affiliated.

Compensation Plan. The executive compensation plan adopted by the Compensation Committee is comprised of base salaries, annual performance bonuses, long-term incentive compensation in the form of stock options, and various benefits in which all qualified employees of the Company participate. In addition, the Compensation Committee from time to time may award special cash bonuses or stock options related to non-recurring, extraordinary performance.

The Compensation Committee adopted an approach of paying annual base salaries which are on the moderate side of being competitive in its industry, taking into account particular positive and negative aspects of the Company's location in rural Iowa, and of awarding performance bonuses in cash based on achievement of specific annual goals. The goals are established annually by the Compensation Committee. Options are currently being determined on an individual basis.

Generally, if the Company achieves its earnings per share goal and also one or more of its income before taxes and return on assets objectives for the year, each executive officer will accrue a bonus that is equal to 65 percent of the officer's base pay (85 percent for the chief executive officer (CEO)). If the Company's performance achieves the earnings per share goal and is no more than 10 percent below its other objectives, each officer will accrue a bonus equal to 32.5 percent of base pay (42.5 percent for CEO). If the Company's performance is more than 100 percent or more of each objective to a maximum of 200%, each officer may accrue a bonus of up to 130 percent of base pay (170 percent for CEO). Bonuses are prorated for Company performance that falls between these achievement percentages. Each of the objectives other than earnings per share is weighted as a percentage of the total and may be achieved on a stand-alone basis. There is a minimum income before tax goal that must be achieved for any bonus to be earned regardless of the achievement of the other goals. Bonuses are paid in the calendar year following the year in which they are earned by the officers.

In 2004, the Company exceeded the minimum earnings goal, achieved 126 percent of the income before tax goal and 135 percent of the return on assets goal and, therefore, bonuses in the amount of $998,959 were earned by the executive officers as follows: Conrad Clement- $407,300; Tracy Clement- $198,112, Jeffery Mason, Gary Ihrke and Eric Clement-$131,833 each. These bonuses were paid in 2005.

Compensation in 2004 and 2005. In 2004, there were no increases in base salaries of executive officers. In 2005, the base salaries were increase by 5%, except for Eric Clement, who was promoted to the position Vice President & General Manager, Trailer Division and his salary was increased from $149,940 to $190,000. For 2005, base annual salaries for executive officers named in the compensation table below, except for Conrad D. Clement, are as follows: Tracy J. Clement - $237,762; Jeffery A. Mason - $157,437; Gary Ihrke - $157,437; Eric Clement - $190,000 and James S. Wooley- $218,400.

Chief Executive Officer Compensation. Conrad D. Clement served as the Company's Chief Executive Officer in 2004. His annual base compensation in 2004 was $356,000. He earned a bonus of $407,300 under the compensation plan in 2004. For 2005, the Compensation Committee increased his annual salary by 5% to $373,800 and he is eligible for a cash bonus of up to 85 percent of base salary (170 percent if 200 percent of all defined performance objectives are achieved) on the same basis as other officers as described above.

Compensation Committee
Kenneth D. Larson (Chair)
Thomas J. Winkel
Terry E. Branstad
Charles A. Elliott

Summary Compensation Table

The following table sets forth certain information regarding compensation paid during each of the Company's last three fiscal years to the Company's Chief Executive Officer and each of the most highly compensated executive officers who received total salary and bonus in excess of $100,000 for 2004:

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Fiscal Year	Salary ($)(4)	Bonus ($)	Other(1)	Securities Underlying Options/ SARs(#)	All Other Compen-sation ($)
Conrad D. Clement, President and Chief Executive Officer	2004 2003 2002	340,000 355,692 322,092	-0- -0- -0-	10,067 8,767 10,837	-0- -0- 50,000(3)	16,000(2) 14,000 12,000
Tracy J. Clement, Executive Vice President	2004 2003 2002	213,440 223,149 201,505	-0- -0- -0-	11,574 253 253	-0- -0- -0-	13,000(2) 12,000 11,000
James S. Wooley, Vice President & President, Luxury Coach Division	2004 2003 2002	208,000 216,000 184,500	-0- -0- 4,000	253 253 253	-0- -0- -0-	-0- -0- -0-
Eric P. Clement, Vice President & General Manger, Trailer Division	2004 2003 2002	140,943 145,745 123,597	-0- -0- -0-	6,857 3,932 8,632	0 0 12,000(3	8,997(2) 9,303 7,889
Jeffery A. Mason, Chief Financial Officer	2004 2003 2002	137,944 144,288 131,270	-0- -0- -0-	4,700 6,047 4,745	-0- -0- 112,000(3)	11,996(2) 11,419 9,443
Gary H. Ihrke, Vice President of Operations & Secretary	2004 2003 2002	137,944 144,288 131,270	-0- -0- -0-	253 51 253	- 0- -0- 112,000(3)	11,996(2) 11,419 9,443

(1) Related to automobiles and other fringe benefits.
(2) Company contribution to 401(k) Plan.
(3) Shares issued as the result of a Board of Directors authorized voluntary cancellation of previously issued options in exchange for agreement to reissue the options cancelled six months and 1 day after cancellation at the closing market price on that date.
(4) Salary reflects cash payments received in fiscal year and reported on W-2. The year 2003 included one extra bi-weekly pay period.

Option/SAR Grants During 2004 Fiscal Year

There were no options/SAR grants to executive officers during fiscal year 2004.

Option/SAR Exercises During 2004 Fiscal Year and Fiscal Year End Option/SAR Values

The following table provides information related to options exercised by the named executive officers during the 2004 fiscal year and the number and value of options held at fiscal year end:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End ($)[1] Exercisable/ Unexercisable
Conrad D. Clement	-0-	-0-	80,000/0	$231,938/0
Tracy J. Clement	-0-	-0-	30,000/0	$71,438/0
Jeffery A. Mason	-0-	-0-	152,000/0	$485,180/0
Gary H. Ihrke	-0-	-0-	152,000/0	$485,180/0
Eric P. Clement	-0-	-0-	42,000/0	$119,805/0
James S. Wooley	-0-	-0-	40,000/10,000	$105,500/26,375

(1) Based on the difference between $5.20 (the closing price of the Company's common stock on December 31, 2004 as reported by Nasdaq) and the option exercise price.

Equity Compensation Plans

The following table provides information as of December 31, 2004 about the Company's equity compensation plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
	(a)	**(b)**	**(c)**
Equity compensation plans approved by security holders	759,800	$2.37	588,000
Equity compensation plans not approved by security holders	None	None	None
TOTAL	759,800	$2.37	588,000

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company's common stock with the S&P 500 Index and an index of peer companies selected by the Company (the "Peer Group Index"). The comparison assumes $100 was invested on December 31, 1998 in the Company's common stock and in each of the foregoing indices and assumes reinvestment of dividends.

The Peer Group Index includes the following companies: Arctco, Inc., Harley Davidson, Inc., Miller Industries, Inc., Polaris Industries, Inc., Spartan Motors, Inc., Dorsey Trailers, Inc. and Wabash National Corp.



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Featherlite
Peer Group Index
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CERTAIN TRANSACTIONS

Featherlite Credit Corporation (or Featherlite Credit), which provides retail financing to customers of the Company's dealers, is wholly-owned by the following officers, directors and shareholders of the Company: Conrad D. Clement (40%), Tracy J. Clement (25%), Larry D. Clement (25%), and Eric P. Clement (10%). Featherlite Credit leases trailers and coaches to outside parties under operating leases with terms varying from three to six years. It also provides installment contract financing to customers of Featherlite dealers. Featherlite Credit buys trailers and coaches from Featherlite dealers and in some cases, directly from the Company at normal selling prices and pays for the trailers at the time the lease or installment contract is signed. Aggregate trailer and coach sales of $2.2 million, $2.4 million and $530,000 were made by the Company to Featherlite Credit in 2004, 2003 and 2002, respectively. The Company also sold for Featherlite Credit coaches and trailers that had been returned from expired Featherlite Credit leases for $575,000, $947,000 and $530,000 in 2004, 2003 and 2002, respectively. Featherlite Credit was not indebted to the Company for transactions related to such sales at December 31, 2004.

Clement Motors (formerly Clement Auto and Truck, Inc.), which is wholly-owned by Larry D. Clement, is an authorized FEATHERLITE® dealer located in Bondurant, Iowa. Sales to this dealership were $1.2 million, $1.1million and $1.1 million in 2004, 2003 and 2002, respectively. All such sales were on terms and conditions comparable to those available to other Company dealers. Clement Motors was indebted to the Company in the amount of $67,118 for transactions related to such sales at December 31, 2004.

Valley Trailer Sales ("Valley"), which is 65 percent owned by Conrad D. Clement and Tracy J. Clement is a FEATHERLITE® dealer located in Waterloo, Iowa and Rochester, Minnesota. Sales of trailers to Valley were $4.2 million, $2.6 million and $1.8 million in 2004, 2003 and 2002, respectively. All such sales were on terms and conditions comparable to those available to other Company dealers. Valley was indebted to the Company in the amount of $61,485 for transactions related to such sales at December 31, 2004.

In July 1999, the Company renewed for another five years a lease agreement with Conrad D. Clement, Tracy J. Clement and Eric P. Clement, each equal owners of a loader. Aggregate payments under this lease totaled $118,500 over the lease term which ended in 2004. In addition, the Company insured the loader and pays all ordinary maintenance and expenses related to the loader. In 2004, payments under this lease totaled $17,784 for such expenses. All material lease provisions were on terms and conditions comparable to those generally available from independent third party vendors.

In June and October 2000, the Company entered into agreements with Clement Properties, LLC, an entity equally owned by Conrad D. Clement, Tracy J. Clement, and Eric P. Clement, to lease a total of six forklifts for a term of four years which ended in 2004. Aggregate payments under these leases totaled $240,200 during their terms, including $52,045 paid in 2004. In addition, the Company insured the forklifts and paid all ordinary maintenance and operating expenses related to the equipment. In the fourth quarter of 2004, new leases were signed with Clement Properties for eight new forklifts and a new loader for a term of four years. Aggregate payments under these new leases will total $443,800 during their term. All material lease provisions were on terms and conditions comparable to those generally available from independent third party vendors. In 2004, rental payments on the new leases totaled $16,653.

From time to time, the Company leases aircraft owned by Larry D. Clement. Payments for leased aircraft totaled $6,100 in 2004. All material lease provisions were on terms and conditions comparable to those generally available from independent third party vendors.

In 2001, the Company agreed to pay $302,000 to Clement Properties, Inc., an entity owned by Conrad D. Clement, Tracy J. Clement and Eric P. Clement, for costs related to the acquisition and development of land for a sales and service center in Statesville, North Carolina. The Company decided not to lease this property and agreed to pay Clement Properties this amount to be released from this obligation. This amount is being paid in equal monthly installments, without interest, over a three-year period beginning in 2002. In 2004, aggregate payments of $104,672 were made and the payment of this obligation was completed. Clement Properties released the Company from any liabilities related to this project.

In 2003, the Company entered into a Master Sales Agreement with Universal Luxury Coaches (or ULC) under which ULC had the right to purchase from Featherlite up to 20 Featherlite Vantare and Featherlite Vogue motorcoaches over a one-year period at market prices. ULC is controlled by Nevada Coach Partners LLP, which owns 63.25 percent of the common stock of ULC. Nevada Coach Partners is 87.35 percent owned by Conrad Clement (49.4%), Tracy Clement (12.65%), Eric Clement (12.65%), and James Wooley (12.65%), who are majority shareholders and executive officers of the Company. The Company also had agreements with ULC to lease it office space in the Featherlite Sales and Service Center in Sanford, Florida and to perform service work on ULC motorcoaches. During 2004, ULC purchased no motorcoaches from the company and purchased related parts and services in a total aggregate amount of $142,000. At December 31, 2004 the Company had a receivable from ULC for $3,210. In 2004, ULC ceased doing business and the Master Sales Agreement and lease agreements with ULC were terminated.

In 2003, the Company purchased a motorcoach for $600,000 from Clement Enterprises, LLC, a company wholly-owned by Conrad Clement, at its estimated fair market value. This motorcoach was then resold to ULC by the Company for $630,000. In 2004, the Company leased this motorcoach back from ULC under the terms of a ten month operating lease for a total rental payment of $120,000. This motorcoach is being used by an independent third party for sales promotion purposes, for which the Company receives certain sponsor and promotional rights.

INDEPENDENT PUBLIC ACCOUNTANTS

For the years ended December 31, 2004 and 2003 Deloitte & Touche LLP, the member firm of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") acted as our principal accountant. Representatives of Deloitte and Touche are expected to be present at the annual meeting, will be given an opportunity to make a statement regarding financial and accounting matters if they so desire and will be available to respond to appropriate questions from the Company's shareholders.

FEES OF INDEPENDENT PUBLIC ACCOUNTANTS

The following table presents the aggregate fees billed for professional services rendered by Deloitte & Touche LLP for the fiscal years ended December 31, 2004 and 2003. We believe all services rendered by Deloitte & Touche LLP P were permissible under applicable laws and regulations.

Pursuant to its written charter, the Audit Committee is required to pre-approve the audit and non-audit services performed by the Company's independent accountant in order to assure that the provision of such services does not impair the accountant's independence. Unless a particular service has received general pre-approval by the Audit Committee, each service provided must be specifically pre-approved. Any proposed services exceeding pre-approved costs levels will require specific pre-approval by the Audit Committee. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different term. The Audit Committee retains the right to periodically revise the nature of pre-approved services.

As part of the Company's annual engagement agreement with its independent accountant, the Audit Committee has pre-approved the following audit services to be provided by the independent accountant: statutory and financial audits for the Company, audit services associated with SEC registration statements, periodic reports and other documents filed with the SEC, production of other documents issued by the independent accountant in connection with securities offerings (e.g., comfort letters, consents), and assistance in responding to SEC comment letters. The Audit Committee also pre-approved the audit of its employee benefit plan and Sarbanes-Oxley Act advisory services as audit-related services, and has given its independent accountant pre-approval for U.S. federal, state, and local tax compliance and consulting services.

	Aggregate Amount Billed by Deloitte & Touche LLP ($)	
Services Rendered	**2004**	**2003**
Audit Fees (1)	$299,041	$133,750
Audit-Related Fees (2)	13,250	8,700
Tax Fees (3)	53,850	38,075
All Other Fees	-	-
Total	$366,141	$180,525

(1) These fees consisted of the annual audit of our financial statements for the applicable fiscal year, and the reviews of our financial statements included in our Form 10-Q's for the first, second and third quarters of the applicable year as well as additional fees for the 2003 audit billed in 2004. In 2003, these fees also included the review of and consent provided for a Form S-3 registration statement filed in the fourth quarter of 2003.

(2) These fees related Sarbanes-Oxley Act advisory services in 2004 and for the audit of our 401(k) plan in 2004 And 2003

(3) These fees related to corporate tax compliance and consulting services.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10 percent of the Company's common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10% shareholders ("Insiders") are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based on a review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 2004 all Section 16(a) filing requirements applicable to Insiders were complied with.

SHAREHOLDER PROPOSALS

Any appropriate proposal submitted by a shareholder of the Company and intended to be presented at the 2006 annual meeting must be received by the Company at its offices by December 31, 2005 to be considered for inclusion in the Company's proxy statement and related proxy for the 2006 annual meeting.

Also, if a shareholder proposal intended to be presented at the 2006 annual meeting but not included in the Company's proxy materials is received by the Company after March 15, 2006, then management named in the Company's proxy form for the 2006 annual meeting will have discretionary authority to vote shares represented by such proxies on the shareholder proposal, if presented at the meeting without including information about the proposal in the Company's proxy materials.

OTHER BUSINESS

The Board of Directors knows of no other matters to be presented at the meeting. If any other matter does properly come before the meeting, the appointees named in the proxies will vote the proxies in accordance with their best judgment.

ANNUAL REPORT

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, including financial statements, accompanies this Notice of Annual Meeting and Proxy Statement. A copy of the Company's Form 10-K is also available on the Company's website, www.fthr.com. The Company will furnish to any shareholder, upon written request, any exhibit described in the list accompanying the Form 10-K upon payment, in advance, of reasonable fees related to the Company's furnishing such exhibit(s). Any such request should include a representation that the shareholder was the beneficial owner of shares of the Company's common stock on April 12, 2005, the record date for the annual meeting, and should be directed to Mr. Jeffery Mason, Chief Financial Officer, at the Company's principal address. No portion of the Form 10-K is incorporated herein or is to be considered proxy soliciting material.

Dated: April 29, 2005
Cresco, Iowa

APPENDIX TO 2004
PROXY STATEMENT
ANNUAL MEETING JUNE 10, 2005

FEATHERLITE, INC.
AUDIT COMMITTEE CHARTER

Organization

The Audit Committee (the "Committee") is a standing committee of the Board of Directors (the "Board") of Featherlite, Inc. (the "Company"). This Audit Committee Charter shall guide the operations of the Committee.

Statement of Purpose and Policy

The purpose of the Committee shall be to oversee the accounting and financial reporting processes of the Company. In doing so, the Committee will strive to maintain free and open communication between the Committee, the independent auditors, internal audit and management of the Company. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company and the power to engage and determine funding for independent counsel or other advisors as the Committee deems necessary for these purposes and with respect to its other duties. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors and all such advisors, as well as for ordinary administration expenses of the Committee that are necessary or appropriate in carrying out its duties.

Composition and Qualifications

The members of the Committee shall be appointed by the Board and shall consist of at least three independent Board directors. Each member of the Committee shall, at the time of his or her appointment, be able to read and understand fundamental financial statements, including the Company's balance sheet, statement of operations and cash flow statement. In addition, at least one member of the Committee shall be an "audit committee financial expert," as defined and required under the federal securities laws and rules and regulations of the Securities Exchange Commission (SEC), as amended from time to time.

All Committee members shall meet the independence requirements set forth in the federal securities laws and under the rules and regulations established by the SEC and the Nasdaq Stock Market, as may be amended from time to time.

The Board shall be responsible for determining "independence" of Committee members and qualifications of a member as an "audit committee financial expert."

The Committee shall meet a minimum of four (4) times per year, either in person or telephonically (if appropriate). Additional meetings will be scheduled as circumstances dictate. The Committee shall require members of management, internal audit, the independent auditors and others to attend meetings and to provide pertinent information, as necessary. As part of its job to foster open communications, the Committee shall meet in separate executive sessions during certain of its meetings with management, internal audit and the independent auditors to discuss any matters that the Committee (or either of the three groups) believes should be discussed in private.

Responsibilities and Processes

In carrying out its responsibilities the Committee shall:

- Oversee the Company's accounting and financial reporting process on behalf of the Board and report the results of their activities to the Board.

- Have sole authority to appoint, compensate, retain, terminate and oversee the work of the Company's independent auditors. The Company's independent auditors shall report directly to the Committee.

- Pre-approve all audit services and permissible non-audit services provided by the independent auditors as required under the federal securities laws and rules and regulations of the SEC, as may be amended from time to time.

- Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including for the confidential, anonymous submission by Company employees of complaints regarding accounting, internal control or auditing matters.

- Oversee the establishment and administration (including the grant of any waiver from) of a written code of ethics applicable to each of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

- Have authority to engage outside advisors and consultants.

- Have adequate funding for the Committee to perform its obligations and utilize its authority.

- Review and either approve or disapprove all related party transactions.

- Oversee the responsibilities of the Company's internal audit function in accordance with internal audit's charter as approved by the Committee.

- Oversee the Company's systems of internal control over financial reporting, disclosure controls and procedures and compliance with legal and regulatory requirements and ethical standards adopted by the Company.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible in order to react more effectively to changing conditions and circumstances. The Committee shall take the appropriate actions to set the overall corporate "tone" for quality accounting and financial reporting, sound business risk practices and ethical behavior.

The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. These processes are set forth as a guide, with the understanding that the Committee may supplement them as appropriate. More specifically, the Committee shall:

- Discuss with the auditors their independence from management and the Company. The Committee shall obtain and review a written statement from the auditors regarding their independence consistent with the Independence Standards Board Statement No. 1 or any successor standard, as either may be amended from time to time.

- Discuss with internal audit and the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and other factors that may affect the effectiveness and timeliness of such audits. In addition, the Committee shall discuss with management, internal audit and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs.

- Review the significant reports to management prepared by internal audit, or summaries thereof, and management's responses and periodically evaluate the performance of the internal audit department.

- On a periodic basis, but not less than annually, the Committee shall discuss with the independent auditors, reports regarding:

  - the selection of, or any changes in, the Company's critical accounting policies, and alternative and preferred treatment of financial information under GAAP,

  - the independent auditor's internal quality-control procedures,

  - any material issues raised by the most recent internal quality-control review or peer review of the independent auditor,

  - any material issues raised by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the independent auditor,

  - any steps taken to deal with any issues described in the two preceding clauses,

  - all relationships between the independent auditor and the Company, and

  - any issues regarding the Company that the independent auditor discussed with its national office.

- Prior to release, the Committee shall review all announcements of interim and annual financial results, as well as periodic earnings guidance to be publicly released by the Company, and discuss such announcements with management and the independent auditors. The chair or other designated representative of the Committee may represent the entire Committee for purposes of this review.

- Review the interim financial statements with management and the independent auditors prior to public release of quarterly results or, if quarterly results are not released, prior to the filing of the Company's Quarterly Report on Form 10-Q. The Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair or other designated representative of the Committee may represent the entire Committee for purposes of this review.

- Review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of the Form 10-K), including their judgment about the quality, not just acceptability, of critical accounting policies and practices, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements. In addition, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards, including alternative treatments of financial information within generally accepted accounting principles that have been discussed with management. Further, the Committee shall indicate to the Board whether the Committee recommends that the audited financial statements be included in the Company's Annual Report on Form 10-K and shall review and approve the report of the Committee required to be included in the Company's annual proxy statement.

- On a periodic basis, but not less than annually, the Committee shall review and discuss with management, internal audit and the independent auditors the adequacy and effectiveness of the Company's internal control over financial reporting (including any significant deficiencies or material weaknesses and any significant changes in the Company's internal control over financial reporting reported to the Committee by the independent auditors, internal audit or management); and any special steps adopted in light of any control deficiencies and the adequacy of disclosures about the effectiveness of and any significant changes in the Company's internal control over financial reporting.

- The Committee shall review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any

- significant deficiencies and material weaknesses in the design or operation of the Company's internal control over financial reporting and any fraud involving management or other employees who have a significant role in the Company's internal control over financial reporting.

- Meet separately with the independent auditors, with and without management present, to discuss any significant disagreements between management and the independent auditors in connection with the audit, and any difficulties or problems encountered during the course of the audit (including any restrictions on the scope of work or access to required information) and management's response thereto. The Committee has the sole authority to resolve disagreements, if any, between management and the independent auditors.

- In connection with each periodic report of the Company, inquire of management regarding the completion of the evaluation of the effectiveness of the Company's disclosure controls and procedures required in connection with such report, which may include a review of the report of management included in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K regarding the Company's disclosure controls and procedures, the certifications of the Chief Executive Officer and Chief Financial Officer included in the Quarterly Report on Form 10-Q and Annual Report on Form 10-K regarding disclosure controls and internal controls, among other items, and the report of management to be included in each Annual Report on Form 10-K regarding the effectiveness of the Company's internal control structure and procedures for financial reporting.

- Review and reassess the adequacy of this Charter annually and submit the Charter to the Board for its approval.

It is not the duty or the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors.

Approved by Featherlite, Inc.
Board of Directors

February 24, 2005

Featherlite, Inc
P.O. Box 320 • Cresco, Iowa 52136
800-800-1230 • 563-547-6000 • 563-547-6100 Fax
www.fthr.com
Nasdaq: FTHR

FEATHERLITE® INC.